   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 11, 1995

                                                      REGISTRATION NO. 33-63509
===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON D.C. 20549

                           --------------------------

                                AMENDMENT NO. 3

                                       TO

                                    FORM S-2
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                           --------------------------

                       ALL AMERICAN COMMUNICATIONS, INC.
             (Exact name of registrant as specified in its charter)

                   DELAWARE                                     95-3803222
       (State or other jurisdiction of                       (I.R.S. Employer
        incorporation or organization)                     Identification No.)

                              2114 PICO BOULEVARD
                         SANTA MONICA, CALIFORNIA 90405
                                 (310) 450-3193
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                           --------------------------

                                THOMAS BRADSHAW
          SENIOR EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                       ALL AMERICAN COMMUNICATIONS, INC.
                              2114 PICO BOULEVARD
                         SANTA MONICA, CALIFORNIA 90405
                                 (310) 450-3193
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                           --------------------------

                                With copies to:

            BARRY L. DASTIN, ESQ.                          HOWARD SHECTER, ESQ.
    KAYE, SCHOLER, FIERMAN, HAYS & HANDLER             MORGAN, LEWIS & BOCKIUS LLP
     1999 AVENUE OF THE STARS, SUITE 1600                    101 PARK AVENUE
            LOS ANGELES, CA 90067                        NEW YORK, NY 10178-0060
                (310) 788-1000                                (212) 309-6000

                           --------------------------

                APPROXIMATE DATE OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

     If the Registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. / /

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
                                                            ------------------

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. / /
              ------------------------

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

===============================================================================

                       ALL AMERICAN COMMUNICATIONS, INC.,

              CROSS REFERENCE SHEET SHOWING LOCATION IN PROSPECTUS
                  OF INFORMATION REQUIRED BY ITEMS OF FORM S-2

       FORM S-2 REGISTRATION STATEMENT ITEM AND
                       HEADING                                HEADING IN PROSPECTUS
      ------------------------------------------  ---------------------------------------------
  1.  Forepart of the Registration Statement and
      Outside Front Cover Page of Prospectus....  Facing Page; Cross Reference Sheet; Outside
                                                  Front Cover Page
  2.  Inside Front and Outside Back Cover Pages
      of Prospectus.............................  Inside Front and Outside Back Cover Pages
  3.  Summary Information and Risk Factors......  Prospectus Summary; The Company; Summary
                                                  Selected Consolidated Financial Data; Risk
                                                  Factors
  4.  Use of Proceeds...........................  Prospectus Summary; Use of Proceeds
  5.  Determination of Offering Price...........  Underwriting
  6.  Dilution..................................  Not Applicable
  7.  Selling Security Holders..................  Principal and Selling Stockholders
  8.  Plan of Distribution......................  Outside Front Cover Page; Underwriting
  9.  Description of Securities to be
      Registered................................  Prospectus Summary; Capitalization;
                                                  Description of Capital Stock
 10.  Interests of Named Experts and Counsel....  Not Applicable
 11.  Information with Respect to the
      Registrant................................  Outside and Inside Front Cover Page;
                                                  Prospectus Summary; The Company; Certain Pro
                                                  Forma Information; Risk Factors; Use of
                                                  Proceeds; Market For Common Stock and
                                                  Dividends; Capitalization; Selected
                                                  Consolidated Financial Data; Management's
                                                  Discussion and Analysis of Financial
                                                  Condition and Results of Operations;
                                                  Business; Description of Capital Stock;
                                                  Experts; Incorporation of Certain Documents
                                                  by Reference; Available Information;
                                                  Consolidated Financial Statements
 12.  Incorporation of Certain Documents by
      Reference.................................  Incorporation of Certain Documents by
                                                  Reference
 13.  Disclosure of Commission Position on
      Indemnification for Securities Act
      Liabilities...............................  Not Applicable

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                 SUBJECT TO COMPLETION, DATED DECEMBER 11, 1995


                                4,000,000 SHARES
                       ALL AMERICAN COMMUNICATIONS, INC.
                              CLASS B COMMON STOCK
LOGO (SM)
                            ------------------------

     The 4,000,000 shares of Class B Common Stock being offered hereby are being sold by All American Communications, Inc. (the "Company"). The Class B Common Stock is identical to the Company's outstanding Common Stock except that the Class B Common Stock is non-voting. In the event of a change in control (as defined) of the Company, the Class B Common Stock would be automatically converted into Common Stock on a share for share basis. See "Description of Capital Stock." Prior to this offering, there has been no public market for the Class B Common Stock. The public offering price has been determined with reference to the market price for the Common Stock. See "Underwriting."

     The Class B Common Stock has been approved for quotation on The Nasdaq National Market ("NNM") under the trading symbol "AACIB", subject to notification of issuance. The Common Stock of the Company is currently traded on The Nasdaq SmallCap Market under the symbol "AACI". The Company has applied for quotation of the Common Stock of the Company on the NNM. On December 7, 1995, the last sale price of the Common Stock as reported by The Nasdaq SmallCap Market was $11.00 per share. See "Market for Common Stock and Dividends."

     SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE CLASS B COMMON STOCK.

                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
          PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


=====================================================================================================
                                                     PRICE TO        UNDERWRITING      PROCEEDS TO
                                                      PUBLIC         DISCOUNT(1)        COMPANY(2)
-----------------------------------------------------------------------------------------------------
Per Share......................................         $                 $                 $

Total(3).......................................     $                 $                 $
=====================================================================================================

(1) See "Underwriting" for information concerning indemnification of the Underwriters and other information.

(2) Before deducting expenses of the offering estimated at $675,000 payable by the Company.

(3) Certain stockholders named under "Principal and Selling Stockholders" (the "Selling Stockholders") have granted the Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to 600,000 additional shares of Class B Common Stock for the purpose of covering over-allotments, if any. If the Underwriters exercise such option in full, the total Price to Public, Underwriting Discount and Proceeds to the Company will be
    $          , $          and $          , respectively. See "Underwriting."

                            ------------------------

     The shares of Class B Common Stock are offered by the Underwriters when, as and if delivered to and accepted by them, subject to their right to withdraw, cancel or reject orders in whole or in part and subject to certain other conditions. It is expected that delivery of certificates representing the shares
of Class B Common Stock will be made against payment on or about December   ,
1995 at the office of Oppenheimer & Co., Inc., Oppenheimer Tower, World Financial Center, New York, New York 10281.

                            ------------------------

OPPENHEIMER & CO., INC.                        ARNHOLD AND S. BLEICHROEDER, INC.

                The date of this Prospectus is December   , 1995

                                      LOGO

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE CLASS B COMMON STOCK OFFERED HEREBY OR THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS (AND SELLING GROUP MEMBERS) MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMPANY'S COMMON STOCK ON NASDAQ IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and consolidated financial data appearing elsewhere in this Prospectus. Unless the context otherwise requires, references herein to the "Company" or "All American" are to All American Communications, Inc., its direct or indirect subsidiaries and its predecessors. Except as otherwise indicated, all information in this Prospectus assumes the Underwriters' over-allotment option will not be exercised.

                                  THE COMPANY

     The Company is a leading independent supplier of syndicated television programming, including the production and domestic distribution of Baywatch, currently one of the highest rated one-hour series in first-run syndication and seen in more than 100 countries around the world. In addition, the Company is one of the world's largest distributors of television game shows outside of the United States. In October 1995, in order to further strengthen its position in the game show business, the Company formed a 50/50 joint venture with The Interpublic Group of Companies, Inc. ("Interpublic") which joint venture acquired substantially all of the assets of Mark Goodson Productions, L.P. and a related entity (the "Mark Goodson Acquisition"), including ownership of rights to approximately 40 Goodson game show formats, including The Price Is Right, and a tape library of approximately 17,000 hours of programming and 30,000 broadcast episodes. The Company also distributes an extensive library of television programming and has operated as an independent record company since 1981.

     The Company's television operations currently include the production and domestic distribution of Baywatch, the production and world-wide distribution of Baywatch Nights and the domestic distribution of The Richard Bey Show. Currently being telecast for its sixth season, Baywatch has been exhibited by the Company in first-run syndication since the 1991/1992 broadcast season and is currently being broadcast to approximately 99% of the U.S. television market. The Company has also launched a rerun strip syndication package of 111 previously aired Baywatch episodes for exhibition through September 1997. Through November 7, 1995, the rerun syndication package has been licensed to television stations covering more than 93% of the U.S. television market. The Company has granted exclusive rights to such previously aired Baywatch episodes (together with certain future episodes) to USA Networks for cable and satellite television exhibition commencing in September 1997 for a three-year period, subject to certain renewal options in favor of the licensee. See "Business -- Television Operations -- Domestic Television Production."

     Based upon the success of its Baywatch series, the Company has launched a new one-hour spin-off in first-run syndication, Baywatch Nights, for the 1995/1996 broadcast season. The new series is currently being broadcast to more than 96% of the U.S. television market. In August 1995, in order to expand its production activities to network television, the Company entered into a two-year agreement (subject to a one-year renewal option) with The Gerber Company with respect to the services of David Gerber who, while head of television programming at a major studio, was responsible for television programs such as thirtysomething and In The Heat Of The Night. As head of a production team, Mr. Gerber is overseeing development of movies-for-television and episodic series for potential network exhibition. The Company is also distributing The Richard Bey Show, a daily one-hour talk show in first-run syndication, after having commenced distribution of the show during the middle of the prior broadcast year.

     The Company's All American Fremantle International, Inc. subsidiary (together with its related entities, "Fremantle" or "AAFII") currently produces or distributes approximately 90 game shows in 28 countries, principally in the local language and based upon formats licensed from U.S. game show producers, including Mark Goodson Productions, LLC. Thus, for example, Fremantle produces German language versions of The Price Is Right and Let's Make a Deal which include German hosts and contestants and which are televised in the German market. By virtue of the Mark Goodson Acquisition, the Company will be in a position to expand its television game show business in the United States and on a world-wide basis.

     In addition to its current television programming and projects in development, the Company distributes, represents or owns participation interests in an extensive television library of previously aired programming, including more than 50 television series, television rights to over 135 motion pictures, a variety of children's programming and "live event" specials. Such programming includes the children's animated series Heathcliff and Inspector Gadget, documentaries on Marilyn Monroe, John F. Kennedy and Elvis Presley, contemporary films such as Split Decision with Gene Hackman, The Long Walk Home with Whoopi Goldberg and Defenseless with Sam Shepard and 11 classic Bob Hope films. See "Business -- Television Operations -- Domestic Television Distribution."

     The Company's business strategy includes as a principal component the expansion of the Company through the acquisition of complementary assets or businesses. In February 1993, the Company completed the acquisition of the domestic syndication operations and programming assets of LBS Communications, Inc. In August 1994, the Company completed the acquisition (the "Fremantle Acquisition") of certain international programming rights and equity of Fremantle from Interpublic. In October 1995, the Company completed the Mark Goodson Acquisition. One of the principal purposes of this offering is to provide the Company with additional working capital potentially available for future acquisitions. See "Use of Proceeds" and "Business -- Acquisitions."

     The Company produces and distributes recorded music both domestically and internationally. The Company currently has a roster of 15 active recording artists and a catalog of approximately 140 albums of individual artists, groups and motion picture soundtracks. These artists include James Brown, Freddie Jackson, Skee-Lo, 12 Gauge and "Weird Al" Yankovic, and the catalog includes certain previously released works by such artists, pop/rock groups such as Survivor and E.L.O. Part II, jazz artists such as Count Basie, Sarah Vaughn and Dizzy Gillespie and soundtracks from motion pictures and television shows such as Baywatch, Never Talk to Strangers, Cliffhanger, Rocky IV and Eddie and the Cruisers. The Company's new product mix primarily focuses on urban and alternative music under its Street Life label.

     All American's principal business strategies are to: (i) develop, produce and distribute quality television programming on a world-wide basis; (ii) increase its library of programming for television distribution by both internal production and acquisition of rights from third parties; (iii) acquire assets or businesses complementary to its current operations; and (iv) develop its recorded music operations through both new and established artists and increasing sales from its catalog.

                                  THE OFFERING

Class B Common Stock offered by the Company......    4,000,000 shares(1)
Class B Common Stock to be outstanding after the
  offering.......................................    6,520,000 shares(1)
Common Stock and Class B Common Stock to be
  outstanding after the offering.................    12,068,141 shares(1)(2)
Use of proceeds..................................    To reduce indebtedness and for general
                                                     corporate purposes, including possible
                                                     acquisitions. See "Use of Proceeds."
Nasdaq symbol for Class B Common Stock...........    AACIB

---------------
(1) Does not include an additional 600,000 shares of Class B Common Stock which would be issued in connection with the exercise in full of the Underwriters' over-allotment option in exchange for the cancellation of an equal number of shares of Common Stock. See "Underwriting" and "Principal and Selling Stockholders."

(2) Includes 197,388 shares issued or issuable after September 30, 1995 in connection with the conversion of $2.3 million principal amount of Convertible Subordinated Notes through December 6, 1995. Does not include 6,293,063 shares of Common Stock reserved for issuance in respect of outstanding convertible notes, options and warrants.

                SUMMARY SELECTED CONSOLIDATED FINANCIAL DATA(1)

     The following summary selected consolidated financial data are derived from the Consolidated Financial Statements and the unaudited Condensed Consolidated Financial Statements of All American Communications, Inc. The data should be read in conjunction with the Consolidated Financial Statements, unaudited Condensed Consolidated Financial Statements, related notes, and other financial information included or incorporated by reference herein.

                                           NINE MONTHS
                                              ENDED                                                              TEN MONTHS
                                          SEPTEMBER 30,                    YEAR ENDED DECEMBER 31,                 ENDED
                                     -----------------------     --------------------------------------------   DECEMBER 31,
                                       1995           1994        1994        1993        1992         1991       1990(2)
                                     --------       --------     -------     -------     -------      -------   ------------
                                                            (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
HISTORICAL OPERATING DATA:
Revenues:
  Television.......................  $144,637       $ 54,771     $98,771     $57,407     $45,302      $25,173      $1,332
  Recorded music and
    merchandising..................    15,540         10,947      16,130      13,215      12,616        7,758       3,720
                                      -------        -------     --------    -------     -------      -------     -------
                                      160,177         65,718     114,901      70,622      57,918       32,931       5,052
                                      -------        -------     --------    -------     -------      -------     -------
Expenses:
  Television.......................   114,980         41,294      75,196      42,560      32,078       18,337       1,039
  Recorded music and
    merchandising..................    12,101          7,102      10,750       9,780       9,250        4,885         762
  Selling, general &
    administrative.................    18,094         15,472      21,523      16,074      13,471        9,543       2,219
  Goodwill amortization............     1,606            430         971         133         138           67          --
                                      -------        -------     --------    -------     -------      -------     -------
                                      146,781         64,298     108,440      68,547      54,937       32,832       4,020
                                      -------        -------     --------    -------     -------      -------     -------
Operating income...................  $ 13,396       $  1,420     $ 6,461     $ 2,075     $ 2,981      $    99      $1,032
                                      =======        =======     ========    =======     =======      =======     =======
Income (loss) from continuing
  operations.......................  $  4,057       $ (2,667)    $   455     $   380     $ 1,863      $   145      $  244
                                      =======        =======     ========    =======     =======      =======     =======
Net income (loss) per share
  applicable to common stockholders
  from continuing operations(3):
    Primary........................  $   0.50       $  (0.54)    $  0.07     $  0.87(4)  $ (0.18)(5)  $ (0.49)(5)    $ 0.07
                                      =======        =======     ========    =======     =======      =======     =======
    Fully diluted..................  $   0.43       $  (0.54)    $  0.07     $  0.78(4)  $ (0.18)(5)  $ (0.49)(5)    $ 0.07
                                      =======        =======     ========    =======     =======      =======     =======
Weighted average common shares and
  share equivalents outstanding(3):
    Primary........................     8,083          4,960       6,201       4,874       4,752        3,970       3,544
                                      =======        =======     ========    =======     =======      =======     =======
    Fully diluted..................    13,610          4,960       6,201       6,275       4,752        3,970       3,544
                                      =======        =======     ========    =======     =======      =======     =======

---------------

(1) Includes (a) for periods subsequent to February 1991 the combined operations of Scotti Brothers Entertainment Industries, Inc. ("SBEI") and All American Television, Inc., certain predecessors of the Company and (b) for periods subsequent to February 1993 and August 1994, respectively, the combined operations of the Company including LBS Communications, Inc. and Fremantle, following their respective dates of purchase by the Company. The data provided for the periods ended December 31, 1990 through 1994 are derived from the Consolidated Financial Statements of the Company. The data provided for the nine months ended September 30, 1995 and 1994 are derived from the unaudited Condensed Consolidated Financial Statements of the Company. See "The Company" and "Selected Consolidated Financial Data."

(2) Effective December 31, 1990, the Company changed its fiscal year end to December 31.

(3) Adjusted to give retroactive effect to a one-for-four reverse stock split effected on March 20, 1992.

(4) Per share income from continuing operations applicable to common stockholders for the year ended December 31, 1993 includes a gain of $3.9 million, which represents the excess carrying value of redeemable preferred and common stock formerly outstanding over the price paid for its purchase, net of accretion and dividends on such redeemable stock.

(5) Per share income from continuing operations applicable to common stockholders for the years ended December 31, 1992 and December 31, 1991 includes the effect of $2.7 million and $2.1 million, respectively, of accretion and dividends on redeemable stock.

                           CERTAIN PRO FORMA DATA(1)

     The following unaudited pro forma operating data for the nine months ended September 30, 1995 and the pro forma balance sheet data as of September 30, 1995 give effect to the Mark Goodson Acquisition (which is being accounted for as of October 1995 using the equity method) and this offering. The unaudited pro forma operating data for the year ended December 31, 1994 and the nine months ended September 30, 1994 give effect to the Fremantle Acquisition (which was accounted for as a purchase in August 1994) and is then further adjusted to give effect for the Mark Goodson Acquisition and this offering. The unaudited pro forma operating data have been prepared as if the aforementioned transactions had occurred at the beginning of the earliest period presented (January 1, 1994). The unaudited pro forma balance sheet data have been prepared as if the Mark Goodson Acquisition and the sale of the Class B Common Stock had occurred at the end of the latest period presented (September 30, 1995).

PRO FORMA OPERATING DATA:

                                       NINE MONTHS ENDED SEPTEMBER 30,                             YEAR ENDED
                            ------------------------------------------------------              DECEMBER 31, 1994
                                                               1994                    -----------------------------------
                                  1995           ---------------------------------                           AS FURTHER
                            ----------------                         AS FURTHER                            ADJUSTED(2)(3)
                             AS ADJUSTED(2)      AS ADJUSTED(3)    ADJUSTED(2)(3)      AS ADJUSTED(3)            -
                            ----------------     --------------   ----------------     --------------
                                                       (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Revenue.....................     $160,177           $ 96,282          $ 96,282            $145,465            $145,465
Goodwill amortization.......        2,616              1,613             2,506               2,154               3,344
Operating income............       14,962              1,691             3,337               6,732               8,987
Equity earnings in
  unconsolidated
  affiliate.................        4,569                 --             4,410                  --               5,860
Interest expense, net.......        6,135              5,546             7,239               7,590               9,114
Net income (loss)...........        7,909             (4,224)              166              (1,102)              3,391
Net income (loss) per share:
  Primary...................         0.65              (0.52)             0.01               (0.14)               0.28
  Fully diluted.............         0.55              (0.52)             0.01               (0.14)               0.28
Weighted average common
  shares and common share
  equivalents outstanding:
  Primary...................       12,130              8,110            12,163               7,976              12,042
  Fully diluted.............       17,610              8,110            12,163               7,976              12,042

PRO FORMA BALANCE SHEET DATA:

                                                                                             SEPTEMBER 30, 1995
                                                                                        -----------------------------
                                                                                         ACTUAL        AS ADJUSTED(2)
                                                                                        --------       --------------
                                                                                               (IN THOUSANDS)
Cash, including restricted cash.......................................................  $ 15,348          $ 15,348
Receivables, net......................................................................   101,253           101,253
Television program costs, net.........................................................    76,025            76,025
Investment in unconsolidated affiliate................................................        --            26,000
Goodwill..............................................................................    49,939            49,939
Total assets..........................................................................   255,661           281,661
Notes payable.........................................................................   135,300                 [
Total liabilities.....................................................................   223,214
Stockholders' equity..................................................................    32,447                  ]

---------------

(1) The pro forma information presented above is prepared for comparative purposes only and does not purport to be indicative of what would have occurred had the acquisitions and the offering been made at the dates indicated, or of the results which may occur in the future. The unaudited pro forma data do not give effect to the possible exercise by the Company of an option (the "Interpublic Option") to purchase the remaining 50% interest in the joint venture formed to consummate the Mark Goodson Acquisition during the six-month period commencing April 30, 1996. See
    "Business -- Acquisitions."

(2) Adjusted for the Mark Goodson Acquisition and this offering and the application of the estimated proceeds therefrom. See "Use of Proceeds."

(3) Adjusted for the Fremantle Acquisition.

                                  RISK FACTORS

     Prospective investors should consider carefully the following factors, as well as all of the other information set forth in this Prospectus, in evaluating an investment in the Class B Common Stock offered hereby.

DEPENDENCE ON A LIMITED NUMBER OF PROJECTS


     The Company's revenues have been derived principally from a relatively small number of television projects and recorded music releases. The loss of a major project in any period, unless replaced by new projects, could have an adverse effect on the Company's results of operations. The agreements between the Company and the various television stations which broadcast Baywatch and Baywatch Nights do not have automatic renewal provisions and typically expire at the end of each broadcast year. The decision to renew a particular project is made during the prior broadcast year and is based on a number of factors, including ratings, availability of principal talent and estimated clearances from local television stations. There is no assurance that these television projects will be renewed for the 1996/1997 broadcast season. In addition, there is no assurance that Baywatch, which contributed approximately 33%, 31% and 41% of the Company's revenues during the nine month period ended September 30, 1995 and the years ended December 31, 1994 and 1993, respectively, will continue at its current level of success in the 1995/1996 television season or that it will be successful in rerun syndication. There is no assurance that Baywatch Nights, the Company's new series in first-run syndication, will be successful. Additionally, a significant amount (approximately 32% for the nine month period ended September 30, 1995 and approximately 42% in 1994 and 58% in 1993) of the Company's revenues from television operations are derived from barter sales, which may fluctuate significantly based on ratings and viewer demographics of a particular program and general economic trends, such as advertising rates. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview."


LIQUIDITY AND FINANCING REQUIREMENTS

     The Company's television and recorded music operations require significant cash outlays. The Company experienced significant negative cash flows from operations in the approximate amounts of $16.2 million in the nine month period ended September 30, 1995, and $14.7 million and $19.3 million in the years ended December 31, 1994 and 1993, respectively, due primarily to net increases in capitalized television program costs. This negative cash flow was funded by an increase in bank financings and the sale of the Company's 6 1/2% Convertible Subordinated Notes due 2003 (the "Notes"). The Company expects to continue to experience, from time to time, negative cash flows from operations. In such event, the Company may be required to fund at least a portion of production and recording costs, pending receipt of licensing revenues, out of its lines of credit or from outside sources. The Company believes that its existing working capital, together with the net proceeds from the offering, its lines of credit and anticipated cash flows from operations, will be sufficient to satisfy the Company's operating requirements for at least the next twelve months. However, there can be no assurance that there will be adequate liquidity or financing available to the Company for all of its capital requirements in the future. In addition, the liquidity provided to the Company by this offering may be partially utilized if the Company exercises the Interpublic Option or certain additional rights are exercised by the Company or Interpublic. See "Use of Proceeds", "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and
"Business -- Acquisitions."

     The Company, from time to time, considers the acquisition of program rights and the expansion of its business through the acquisition of businesses complementary to the current operations of the Company. Consummation of any such acquisition or other expansion of the business conducted by the Company, if beyond the Company's capital resources, would be subject to the Company securing additional financing to the extent required. There is no assurance, however, that suitable acquisition or expansion opportunities will be identified by the Company.

EXPANSION RISKS

     The Company has experienced significant revenue growth since 1991, in substantial part due to acquisitions, and the Company continues to regularly evaluate potential acquisitions. No assurance can be given that the recently completed Mark Goodson Acquisition or any other acquisition will be successful. There can be no assurance that the Company will consummate any other acquisitions or that any recent or future expansions of the Company's operations will be profitable. The Company's ability to achieve its expansion plans will depend on a variety of factors, many of which may be beyond the Company's control, including the Company's ability to identify and negotiate satisfactory terms with acquisition targets, obtain additional capital on satisfactory terms, operate its business profitably and attract and retain qualified and experienced personnel.

CERTAIN RISKS RELATING TO THE MARK GOODSON ACQUISITION

     There is no assurance that the Mark Goodson Acquisition will be successful. In particular, with respect to the 1995/1996 broadcast season, the only Mark Goodson Productions game show in production for the domestic market is "The Price Is Right" hosted by Bob Barker and there is no assurance that the show will be renewed for the 1996/1997 broadcast season. In addition, pursuant to the operative documents relating to the limited liability company which purchased the assets in the Mark Goodson Acquisition, under certain circumstances Interpublic may exercise certain "put" rights and the Company may exercise the Interpublic Option or certain "call" rights, any of which would reduce the Company's liquidity and shift 100% of the risk of the Mark Goodson Acquisition to the Company. See "Business -- Acquisitions."

DEPENDENCE ON KEY PERSONNEL

     The Company is dependent on the efforts and abilities of certain of its senior management, particularly those of Anthony J. Scotti, the Company's co-founder and chief executive officer. The loss of the services of the Company's key executives could have an adverse effect on the business and prospects of the Company if suitable replacements were not promptly obtained. The Company maintains $10.0 million "key man" life insurance policies on each of Anthony J. Scotti and Lawrence E. Lamattina (the chief executive officer of All American Fremantle Television Group) which are payable first to the Company's principal bank lenders for so long as amounts on the Company's credit facilities remain outstanding. The name and the logo "Scotti Brothers Records" and all other rights to use the name "Scotti" belong to Anthony J. Scotti and his brother, Benjamin J. Scotti (the Company's co-founder and Senior Executive Vice President). The Company will no longer be permitted to use such name and logo in the event that either of them is no longer employed by the Company (unless amounts are then outstanding on the Company's credit facilities). In addition, the Company's credit facilities permit the lenders to terminate the commitments and/or declare all outstanding principal and interest amounts forthwith due and payable if Anthony J. Scotti or all three of the following: Thomas Bradshaw, Myron Roth and Lawrence E. Lamattina cease to be active in the business of the Company. Furthermore, any project in production by the Company may be dependent upon the availability of material talent involved in such projects, the loss of whom could have a negative impact on the operating results of the Company.

FLUCTUATIONS IN RESULTS OF OPERATIONS

     A large percentage of a television program's revenues are recognized when the program is delivered, or, in the case of syndicated reruns, available for broadcast. As a result, significant fluctuations in the Company's total revenues and net income can occur from period to period depending on the delivery or availability dates of programs. The Company's television distribution revenues have historically been higher in the third and fourth quarters as a result of the commencement of the television broadcast season in the fall of each year. Pursuant to the Company's accounting policy, as required under generally accepted accounting principles, capitalized television program costs are reviewed on a quarterly basis and any portion of such costs that subsequently appear not to be fully recoverable from future revenues are charged to expense during the period in which the loss becomes evident. As a result, some quarters or years will have fluctuating levels of expenses due to such losses. The Company's recorded music operations are also subject to fluctuations due to the timing of album releases (which may generate significant revenues in the period in which the release occurs) and to the timing of the recognition of artist cost expense (which may occur during a period prior to determination of actual sales of an album).

     From March 31, 1993 through the quarter ended September 30, 1995, the Company's quarterly revenues have ranged from approximately $7.6 million to $85.2 million, and quarterly net income before accretion and dividends on redeemable stock has ranged from a net loss of approximately $3.8 million to a net profit of approximately $5.6 million. Year to year comparisons of quarterly results may not be meaningful and quarterly operating results during the course of a fiscal year may not be indicative of results that may be expected for the entire fiscal year. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Quarterly Results of Operations."

COMPETITION

     Competition is intense within the television and recorded music industries and between each of these industries and other entertainment media. The Company is in competition with major television and recorded music companies as well as with numerous smaller companies for the services of performing artists, other creative and technical personnel and creative material. Many of the entities that the Company competes against have far greater financial and managerial resources than the Company. There can be no assurance that the Company will continue to acquire rights to additional successful properties or enter into agreements for the financing, production or licensing of television programs or musical recordings on terms favorable to the Company. Furthermore, the Company's success is highly dependent upon various unpredictable factors such as the viewing preferences of television audiences and the popularity of new releases of recorded music.

LIMITATIONS ON CLASS B STOCKHOLDERS' ABILITY TO VOTE

     The shares of Class B Common Stock have no voting rights except as required by law. Therefore, the holders of shares of Class B Common Stock will have no ability to elect any directors and no vote on such significant issues as whether to dissolve, merge or sell the assets of the Company. Prospective investors in the Class B Common Stock should note that (i) the Company can issue additional voting shares of Common Stock at any time, and (ii) the shares of Class B Common Stock only become voting shares in the event of a "change in control" (as defined in the Company's certificate of incorporation) of the Company. See "Description of Capital Stock."

CONTROL BY MANAGEMENT

     Upon consummation of the offering (assuming no additional conversions of the Notes or exercise of outstanding warrants or options or of the over-allotment option), approximately 69% of the outstanding shares of Common Stock will be beneficially held by executive officers and directors of the Company. Anthony J. Scotti, together with Benjamin J. Scotti, beneficially holds approximately 67% of the outstanding shares of Common Stock and thereby effectively controls the Company. Accordingly, senior management (primarily Anthony J. Scotti) will continue to be in a position to elect the entire Board of Directors of the Company, and to determine whether to dissolve, merge or sell the assets of the Company and, generally, to direct the affairs of the Company. The Board of Directors of the Company has approved an amendment to the Company's charter, subject to stockholder and Nasdaq approval, which would enable holders of Common Stock to convert such shares into Class B Common Stock on a one-for-one basis. To the extent such amendment is adopted and non-management holders of Common Stock choose to convert into shares of Class B Common Stock, the management holders will have an increased concentration of ownership of Common Stock. See "Description of Capital Stock."

CHANGE OF CONTROL

     Anthony J. Scotti (together with certain related persons and Company affiliates) controls the Company and, through such ownership, the related power ultimately to elect all of the Company's directors. In the event of a "change of control" of the Company as variously defined in particular contractual provisions (generally the sale of the Company or the acquisition by persons other than Mr. Scotti and related persons of more than 50% of the outstanding Common Stock or the beneficial ownership by Mr. Scotti and related persons of less than a specified percentage of the Common Stock) various potentially adverse consequences could occur. Such consequences include the potential acceleration of the Company's secured bank debt, mandatory prepayment of the Notes, exercise by Interpublic of certain "put" rights to the Company with respect to its interest in the Mark Goodson Acquisition, accelerated vesting of employee stock options, loss of the right to use the name "Scotti" and the automatic conversion of the Class B Common Stock into Common Stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Description of Capital Stock." The cumulative impact of such provisions may have the effect of discouraging certain types of transactions involving an actual or potential change of control of the Company, including transactions in which the holders of Common Stock or Class B Common Stock might otherwise receive a premium for their shares over the current market prices.

NATURE OF THE ENTERTAINMENT INDUSTRY

     The television and recorded music industries are highly speculative and historically have involved a substantial degree of risk. The success of an individual television program or musical recording depends upon unpredictable and changing factors, such as personal tastes of the public and critics. Therefore, there is a substantial risk that any of the Company's projects will not be successful, resulting in costs not being recouped and anticipated profits not being realized. Although the Company attempts to limit various risks involved with production through various activities including obtaining insurance and completion bonds, and entering into co-productions and pre-sales, in selected projects and in its distribution activities the Company expects to continue to take significant financial risks in return for more favorable participation in potential revenues over the life of the programs. Public taste is unpredictable and a shift in demand could cause the Company's television programming to lose its appeal. The Company's television syndication barter business is also impacted by advertising rates, which to the extent they may decline, will have an adverse impact on the Company. For a description of the barter syndication business, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview." In addition, because the success of recording artists and releases is highly dependent on consumer taste and critical response, as well as public awareness of recording artists, the level of marketing and promotional activities and expenses necessary or advisable in any particular instance cannot be predicted with certainty.

GOVERNMENT REGULATION

     In a decision released September 6, 1995, the Federal Communications Commission ("FCC") repealed its financial interest and syndication rules effective as of September 21, 1995. Those FCC rules, which were adopted in 1970 to limit television network control over television programming and thereby foster the development of diverse programming sources, had restricted the ability of the three established, major U.S. television networks (i.e., ABC, CBS and NBC), to own and syndicate television programming. The impact of the repeal of the FCC's financial interest and syndication rules on the Company's operations cannot be predicted at the present time, although it is expected that there will be an increase in in-house productions of television programming for the networks' own use. It is possible that this change will have a negative impact on the Company's business. Additionally, in international markets, the Company may be subject to local content and quota requirements which effectively prohibit or limit access to particular markets.

     In a decision released September 1, 1995, the FCC repealed the Prime Time Access Rule, effective August 30, 1996. The Prime Time Access Rule generally prohibits network-affiliated television stations in the top 50 television markets from broadcasting more than three hours of network programs, or programs previously aired on a network during the four prime time viewing hours (i.e., 7:00 p.m. - 11:00 p.m. Eastern and Pacific times, and 6:00 p.m. - 10:00 p.m. Central and Mountain times). Due to the Prime Time Access Rule, network-affiliated television stations often acquire a certain amount of programming (typically including game shows) for exhibition during the prime time access period from independent television producers and syndicators. While the Company's sale of syndicated programming during prime time is primarily to independent television stations rather than to network-affiliated stations, it is possible that the repeal of the Prime Time Access Rule may constrict the market for the Company's television programming product and that the Company might be subject to increased competition.

FOREIGN CURRENCY EXCHANGE RATE RISK

     The operations of the Company's foreign entities are measured in substantial part in local currencies. For reporting purposes, assets and liabilities are translated into United States dollars using exchange rates in effect at the end of each reporting period. Revenues and expenses are translated into U.S. dollars at the average exchange rates prevailing during the period. The Company has not purchased financial instruments designed to hedge or minimize such foreign currency exposure. To the extent the Company does not enter into such agreements, the Company can expect to record foreign exchange losses and gains in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Nine Months Ended September 30, 1995 Compared to Nine Months Ended September 30, 1994."

BROAD DISCRETION AS TO USE OF PROCEEDS

     The Company intends to use a substantial portion of the net proceeds of the offering for general corporate purposes, which may include the acquisition of program rights and the acquisition of businesses complementary to the current operations of the Company. The Company has not entered into any such acquisition agreement and has not yet determined the extent to which it will expand its program rights. As a result, a significant portion of the net proceeds will be available for acquisitions and projects that are not yet identified, and the Board of Directors will have broad discretion with respect to the application of such proceeds. In addition, the Company may use a portion of the net proceeds of this offering to exercise the Interpublic Option, in the event the Company determines to exercise such option, to acquire a 100% interest in the Mark Goodson Acquisition. The Company may not be able to consummate acquisitions or identify and arrange projects that meet the Company's requirements. See "Use of Proceeds."

NO PRIOR MARKET FOR THE CLASS B COMMON STOCK; POSSIBLE VOLATILITY OF STOCK PRICE

     There has been no prior market for the Class B Common Stock, and no assurance can be given that a viable public market will develop or be sustained after this offering. The public offering price has been determined with reference to the market price of the Company's Common Stock. Although the Class B Common Stock is generally the same as the Common Stock, it is non-voting and, as a consequence, may trade at a discount to the Common Stock. In addition, the market price of the Class B Common Stock could be subject to substantial fluctuations in response to variances in quarterly financial results, the market price of the Common Stock, general trends in the Company's industry, general economic conditions and other factors. See "Market for Common Stock and Dividends" and "Underwriting."

SHARES AVAILABLE FOR FUTURE SALE

     The prevailing market price of the Class B Common Stock could be adversely affected by the availability of shares for sale or actual sales of substantial amounts of Class B Common Stock or Common Stock by existing stockholders. Upon completion of this offering, there will be 6,520,000 shares of Class B Common Stock outstanding (assuming no exercise of the Underwriters' over-allotment option). There is currently one holder of Class B Common Stock, Interpublic, which has 2,520,000 shares, all of which are "restricted securities" subject to Rule 144 promulgated under the Securities Act of 1933, as amended (the "Securities Act"); however, Interpublic has demand and piggyback registration rights with respect to all of such shares. Interpublic has agreed with the Representatives of the Underwriters (the "Representatives") that it will not publicly offer for sale, sell, distribute, grant any option for the sale of or otherwise encumber or dispose of, directly or indirectly, or exercise registration rights with respect to, any shares of Common Stock or Class B Common Stock (or any securities convertible into, exercisable for or exchangeable for such shares) for a period of 180 days from the date hereof without the prior written consent of the Company and the Representatives. Sales of substantial numbers of shares of Class B Common Stock on the public market (or the perception that such sales would occur) could adversely affect the market price of the Class B Common Stock and could impair the Company's future ability to raise capital through a public offering of additional equity securities.

     Upon completion of this offering, there will be 5,623,359 shares of Common Stock outstanding (after reflecting the conversion of $2.3 million principal value of the Notes into 197,388 shares of Common Stock for which the Company had received conversion notices as of November 30, 1995) prior to additional conversions of the Notes (which are convertible at $11.50 per share into 5,020,000 shares of Common Stock subject to adjustment under certain circumstances) and assuming no exercise of the Underwriters' over-allotment option (in connection with which up to 600,000 outstanding shares of Common Stock would be exchanged by certain stockholders named under "Principal and Selling Stockholders" for an equal number of newly-issued shares of Class B Common Stock and retired). The number of shares of Common Stock outstanding is also subject to increase upon exercise of outstanding options and warrants. Of the currently outstanding shares of Common Stock, 1,229,594 shares are freely tradeable by non-affiliates without restriction under the Securities Act, and holders of an additional 4,393,765 outstanding shares of Common Stock may sell their shares at any time subject to the volume, timing and manner of sale limitations under Rule 144 of the Securities Act. All of the 5,020,000 shares of Common Stock currently issuable upon conversion of the Notes are freely tradeable upon issuance without restriction under the Securities Act pursuant to an effective registration statement or exemption from registration. An additional 1,273,063 shares of Common Stock are issuable pursuant to options and warrants, of which 404,863 shares are vested and all such shares, upon vesting, may be freely tradeable upon issuance without restriction under the Securities Act. The Company has filed a Registration Statement on Form S-8 under the Securities Act to register all of the shares granted pursuant to the Company's employee stock option plans.

     Officers and directors of the Company holding an aggregate amount of 3,763,765 shares of Common Stock and the holders of options and warrants exercisable for an aggregate of 657,500 shares of Common Stock, of which 91,300 shares are currently vested, have agreed not to offer for sale, sell, distribute, grant any option for the sale of or otherwise encumber or dispose of, directly or indirectly, or exercise registration rights with respect to shares of Common Stock or Class B Common Stock (or any securities convertible into, exercisable for or exchangeable for such shares), other than in connection with an exercise by the Underwriters of the over-allotment option, so long as such persons are employees of the Company, for a period of 180 days after the date of this Prospectus without the prior written consent of the Representatives. See "Description of Capital Stock -- Shares Available for Future Sale."

     The Company has agreed not to offer for sale, sell, distribute or otherwise dispose of, directly or indirectly, shares of Common Stock or Class B Common Stock (or any securities convertible into, exercisable for or exchangeable for such shares) for a period of 180 days after the date of this Prospectus without the prior written consent of the Representatives; provided however, that the Company may issue shares of Common Stock or Class B Common Stock, as the case may be, (i) in connection with this offering or the Underwriters' over-allotment option, (ii) pursuant to any employee benefit plan, (iii) upon conversion of the Notes or exercise of outstanding options or warrants, (iv) upon conversion of shares of Common Stock into Class B Common Stock (following amendment of the Company's charter), (v) pursuant to a merger, acquisition or other business combination or in a private placement to one or more strategic investors (as determined in good faith by the Company's Board of Directors) or (vi) pursuant to a prior agreement with a specified individual in an amount not to exceed 15,000 shares.

                                  THE COMPANY

     The Company is a leading independent supplier of syndicated television programming, including the production and domestic distribution of Baywatch, currently one of the highest rated one-hour series in first-run syndication and seen in more than 100 countries around the world. In addition, the Company is one of the world's largest distributors of television game shows outside of the United States. In October 1995, in order to further strengthen its position in the game show business, the Company formed a 50/50 joint venture with The Interpublic Group of Companies, Inc. ("Interpublic") which joint venture acquired substantially all of the assets of Mark Goodson Productions, L.P. and a related entity (the "Mark Goodson Acquisition"), including ownership of rights to approximately 40 Goodson game show formats, including The Price Is Right, and a tape library of approximately 17,000 hours of programming and 30,000 broadcast episodes. The Company also distributes an extensive library of television programming and has operated as an independent record producer.

     The Company is the successor of All American Television, Inc., a Delaware corporation primarily engaged in the distribution of television programming. All American Television, Inc. had distributed certain television programming produced by Scotti Brothers Entertainment Industries, Inc., a Delaware corporation ("SBEI"), among its other business activities. On February 25, 1991, a wholly-owned subsidiary of All American Television, Inc. was merged into SBEI, and SBEI became a wholly-owned subsidiary of the Company. On such date, the Company changed its name to "All American Communications, Inc." and the pre-merger operations of All American Television, Inc. were contributed to another wholly-owned subsidiary of the Company (named All American Television, Inc. and referred to herein as "AATV"). In February 1993 the Company acquired LBS Communications, Inc. (the "LBS Acquisition"), which became a wholly-owned subsidiary of the Company. In August 1994 the Company completed the acquisition of certain assets and securities, and assumed certain liabilities, of Fremantle International, Inc. (the "Fremantle Acquisition"). In October 1995 a joint venture of which the Company is a member consummated the Mark Goodson Acquisition. See "Business -- Acquisitions."

     The Company's principal executive offices are presently located at 2114 Pico Boulevard, Santa Monica, California 90405 and its telephone number is (310) 450-3193.

                                USE OF PROCEEDS

     The net proceeds from the sale of the shares of Class B Common Stock
offered hereby are estimated to be $          million.

     The Company intends to use a substantial portion of the net proceeds for general corporate purposes, which may include the acquisition of program rights and the acquisition of businesses complementary to the current operations of the Company. On an interim basis, the Company intends to use the net proceeds to repay outstanding revolving debt under its Working Capital and Production Lines (as defined in "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources") under which an aggregate of $52.0 million was outstanding on December 7, 1995 and $47.8 million was outstanding on September 30, 1995. The lines of credit accrue interest at annual rates based upon specified margins over LIBOR (accruing as of December 7, 1995 at 8.56%) or the bank's Alternate Base Rate (accruing as of December 7, 1995 at 10.5%) and are scheduled to mature on April 13, 1999. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Liquidity and Capital Resources."

     The Company has not entered into any acquisition agreements other than as disclosed herein and has not determined the extent to which it will expand its business by acquisitions, as contrasted with internal growth. As a result, the Company has no specific plans at this time for a significant portion of the net proceeds of this offering. A significant portion of the net proceeds may be available for acquisitions and projects that are not yet identified, and the Board of Directors will have broad discretion with respect to the application of such proceeds. Without limiting the generality of the foregoing, the Company may use a portion of the net proceeds to fund the exercise of the Interpublic Option to acquire a 100% interest in the Mark Goodson Acquisition at an initial exercise price of approximately $25.9 million, subject to increase at a notional rate equal to 7% per annum during the six month term of the Interpublic Option. No determination has been made by the Company whether or not to exercise the Interpublic Option. Any such determination may be based upon, among other things, the availability of sufficient resources to exercise the option, the renewal or non-renewal of The Price Is Right and management's business judgment as to the best use of the Company's resources during the option exercise period. See
"Business -- Acquisitions." The exercise by the Company of the Interpublic Option or consummation of any other acquisition is subject to obtaining the consent of the banks under the Company's existing credit facilities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources." The Company may not be able to consummate acquisitions or identify and arrange projects that meet the Company's requirements.

     Pending such use, the balance of the net proceeds from the offering not used to pay down outstanding revolving debt, if any, will be placed in short-term, interest-bearing, investment-grade debt securities, certificates of deposit or guaranteed obligations of the United States of America.

                     MARKET FOR COMMON STOCK AND DIVIDENDS

MARKET INFORMATION

     The Common Stock is traded in the over-the-counter market under the symbol AACI. The following table sets forth, for the periods indicated, the range of low and high bid quotations for the Common Stock as reported by the National Association of Securities Dealers, Inc. Automated Quotation System ("Nasdaq") SmallCap Market. The prices reflect inter-dealer quotations without retail mark-ups, mark-downs or commissions and may not represent actual transactions. Prior to this offering, there was no public market for the Class B Common Stock. The Class B Common Stock has been approved for quotation on the NNM, under the symbol "AACIB", subject to notification of issuance. There is no assurance that the prices set forth below will prevail for the Class B Common Stock.

                                                                                LOW      HIGH
                                                                               -----     -----
YEAR ENDED DECEMBER 31, 1993
  First Quarter..............................................................   6.50      7.75
  Second Quarter.............................................................   6.75      8.25
  Third Quarter..............................................................   7.00     10.25
  Fourth Quarter.............................................................   7.25     10.50
YEAR ENDED DECEMBER 31, 1994
  First Quarter..............................................................   7.25      9.75
  Second Quarter.............................................................   7.00      9.25
  Third Quarter..............................................................   7.00      9.75
  Fourth Quarter.............................................................   5.25      7.25
YEAR ENDED DECEMBER 31, 1995
  First Quarter..............................................................   6.25     10.00
  Second Quarter.............................................................   8.25     11.50
  Third Quarter..............................................................   9.75     13.69
  Fourth Quarter (through December 7, 1995)..................................  10.50     13.00

---------------
     On December 7, 1995, the closing bid and ask prices of the Common Stock as reported on Nasdaq were $10.50 and $11.25 per share, respectively. As of December 7, 1995, there were 77 holders of record of the Common Stock and one holder of the Class B Common Stock.

DIVIDENDS

     The Company has never declared or paid a cash dividend on its Common Stock or Class B Common Stock. The Company currently intends to retain all earnings to finance the continued growth of the Company's business and does not anticipate paying any cash dividends in the foreseeable future on its Common Stock or Class B Common Stock. In addition, the Company's bank agreements prohibit the declaration and payment of dividends on the Common Stock and Class B Common Stock. See "Management's Discussion and Analysis and Results of
Operations -- Liquidity and Capital Resources."

                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization of the Company as of September 30, 1995 and as adjusted to give effect to the Mark Goodson Acquisition and to further give effect to the sale of shares of Class B Common Stock being offered hereby (assuming the Underwriters' over-allotment option is not exercised) and the application of the estimated net proceeds therefrom. See "Use of Proceeds." This information should be read in conjunction with the audited Consolidated Financial Sstatements of the Company as of December 31, 1994 and 1993 and for the three years ended December 31, 1994 and the unaudited Condensed Consolidated Financial Statements for the nine month periods ended September 30, 1995 and 1994, and the related notes thereto, included elsewhere herein.

                                                                     SEPTEMBER 30, 1995
                                                       ----------------------------------------------
                                                                    AS ADJUSTED
                                                                      FOR THE           AS FURTHER
                                                                    MARK GOODSON         ADJUSTED
                                                        ACTUAL      ACQUISITION      FOR THE OFFERING
                                                       --------     ------------     ----------------
                                                            (IN THOUSANDS EXCEPT SHARE AMOUNTS)
Notes payable:
  Television production facilities...................  $ 31,700       $ 31,700          $        []
  Working capital facilities.........................    16,100         16,100                  --
  Term loans.........................................    27,500         52,500              52,500
  Convertible Subordinated Notes Due 2003(1).........    60,000         60,000              60,000
                                                       --------       --------            --------
          Total notes payable........................   135,300        160,300                   []
                                                       --------       --------            --------
Stockholders' equity:
  Common stock, $.0001 par value, authorized
     20,000,000 shares; 5,455,971 shares issued and
     outstanding(1)..................................         1              1                   1
  Class B common stock, $.0001 par value, authorized
     20,000,000 shares; 2,520,000 issued and
     outstanding; 6,520,000 shares issued and
     outstanding as further adjusted.................        --             --                   1
  Additional paid-in capital.........................    28,751         28,751                   []
  Retained earnings..................................     3,748          3,748               3,748
  Other..............................................       (53)           (53)                (53)
                                                       --------       --------            --------
     Total stockholders' equity......................    32,447         32,447                   []
                                                       --------       --------            --------
          Total capitalization.......................  $167,747       $192,747          $        []
                                                       ========       ========            ========

---------------

  (1) Holders of an aggregate of $2.3 million principal amount of the Notes have converted or requested to convert such Notes into Common Stock (197,388 shares) through December 6, 1995.

                    SELECTED CONSOLIDATED FINANCIAL DATA(1)

     The following selected consolidated financial data are derived from the Consolidated Financial Statements and the unaudited Condensed Consolidated Financial Statements of All American Communications, Inc. The data should be read in conjunction with the Consolidated Financial Statements, the unaudited Condensed Consolidated Financial Statements, related notes, and other financial information included or incorporated by reference herein.

                                          NINE MONTHS ENDED
                                                                                                                      TEN MONTHS
                                            SEPTEMBER 30,                    YEAR ENDED DECEMBER 31,                    ENDED
                                         --------------------    -----------------------------------------------     DECEMBER 31,
                                           1995        1994        1994        1993         1992          1991         1990(2)
                                         --------    --------    --------    --------      -------       -------     ------------
                                                                 (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
OPERATING DATA:
Revenues
  Television..........................   $144,637    $ 54,771    $ 98,771    $ 57,407      $45,302       $25,173       $  1,332
  Recorded music and merchandising....     15,540      10,947      16,130      13,215       12,616         7,758          3,720
                                         --------     -------    --------    --------      -------       -------        -------
                                          160,177      65,718     114,901      70,622       57,918        32,931          5,052
                                         --------     -------    --------    --------      -------       -------        -------
Expenses
  Television..........................    114,980      41,294      75,196      42,560       32,078        18,337          1,039
  Recorded music and merchandising....     12,101       7,102      10,750       9,780        9,250         4,885            762
  Selling, general & administrative...     18,094      15,472      21,523      16,074       13,471         9,543          2,219
  Goodwill amortization...............      1,606         430         971         133          138            67             --
                                         --------     -------    --------    --------      -------       -------        -------
                                          146,781      64,298     108,440      68,547       54,937        32,832          4,020
                                         --------     -------    --------    --------      -------       -------        -------
Operating income......................   $ 13,396    $  1,420    $  6,461    $  2,075      $ 2,981       $    99       $  1,032
                                         ========     =======    ========    ========      =======       =======        =======
Income (loss) from continuing
  operations..........................   $  4,057    $ (2,667)   $    455    $    380      $ 1,863       $   145       $    244
                                         ========     =======    ========    ========      =======       =======        =======
Net income (loss) per share applicable
  to common stockholders from
  continuing operations(3):
    Primary...........................   $   0.50    $  (0.54)   $   0.07    $   0.87(4)   $ (0.18)(5)   $ (0.49)(5)   $   0.07
                                         ========     =======    ========    ========      =======       =======        =======
    Fully diluted.....................   $   0.43    $  (0.54)   $   0.07    $   0.78(4)   $ (0.18)(5)   $ (0.49)(5)   $   0.07
                                         ========     =======    ========    ========      =======       =======        =======
BALANCE SHEET DATA:
Cash, including restricted cash.......   $ 15,348    $ 11,386    $ 11,908    $  3,404      $   572       $   793       $    340
Receivables, net......................    101,253      54,399      62,338      43,226       27,178        16,769          2,825
Television program costs, net.........     76,025      58,499      68,437      52,381       33,993        19,293         12,255
Goodwill, net.........................     49,939      48,025      51,545       2,395        1,883         1,954             --
Total assets..........................    255,661     186,323     208,007     112,521       74,130        46,856         18,963
Due to producers......................     25,547      25,978      27,278      22,086       17,237        10,056             --
Notes payable.........................    135,300     108,575     115,343      60,424       11,234        10,419         14,716
Total liabilities.....................    223,214     161,528     179,924     104,768       51,084        29,301         15,852
Redeemable stock:
  Preferred...........................         --          --          --          --       11,124        10,496             --
  Common..............................         --          --          --          --        9,241         7,941             --
Retained earnings (accumulated
  deficit)............................      3,748      (3,431)       (309)       (764)(6)   (1,144)(6)      (524)(6)      2,811

---------------
(1) The Selected Consolidated Financial Data for periods subsequent to February 1993 and August 1994 include the combined operations of LBS Communications, Inc. and the Company and Fremantle International, Inc. and the Company, respectively. The LBS and the Fremantle Acquisitions were each accounted for as a purchase by the Company. The financial data for periods subsequent to February 1991 include the combined operations of Scotti Brothers Entertainment Industries, Inc., a Delaware corporation ("SBEI") and All American Television, Inc. SBEI merged into All American Television, Inc. in February 1991, which was accounted for as a purchase by SBEI of All American Television, Inc. The Selected Consolidated Financial Data reflect the financial results of SBEI for periods prior to February 1991. The data provided for the periods ended December 31, 1990 through 1994 are derived from the Consolidated Financial Statements of the Company. The data provided for the nine months ended September 30, 1995 and 1994 are derived from the unaudited Condensed Consolidated Financial Statements of the Company included elsewhere herein.

(2) Effective December 31, 1990, the Company changed its fiscal year end to December 31.

(3) Adjusted to give retroactive effect to a one-for-four reverse stock split effected on March 20, 1992.

(4) Per share income from continuing operations applicable to common stockholders for the year ended December 31, 1993 includes a gain of $3.9 million, which represents the excess carrying value of redeemable preferred and common stock formerly outstanding over the price paid for its purchase, net of accretion and dividends on such redeemable stock.

(5) Per share income from continuing operations applicable to common stockholders for the years ended December 31, 1992 and December 31, 1991 includes the effect of $2.7 million and $2.1 million, respectively, of accretion and dividends on redeemable stock.

(6) The Company charged approximately $1.5 million during each of the years ended December 31, 1992 and December 31, 1991 against retained earnings for accretion on redeemable stock and dividends on preferred stock. The gain of $3.9 million recorded during the year ended December 31, 1993 (see Note (4) above) was credited to additional paid in capital.

                         CERTAIN PRO FORMA INFORMATION

     The following unaudited pro forma condensed consolidated balance sheet as of September 30, 1995 and the pro forma condensed consolidated statements of operations for the nine months ended September 30, 1995 and 1994 and the year ended December 31, 1994 give effect to the October 1995 acquisition by Mark Goodson Productions, LLC (the "LLC"), a 50/50 joint venture between the Company and Interpublic, of substantially all of the assets of Mark Goodson Productions, L.P. and The Child's Play Company (the "Sellers"), the August 1994 acquisition from Interpublic of certain assets and all of the outstanding non-voting common stock of Fremantle International, Inc. ("Fremantle") and the offering.

     The pro forma information is based on the historical financial statements of the Company, the Sellers and Fremantle, giving effect to: (i) the Mark Goodson Acquisition under the equity method of accounting, (ii) the Fremantle Acquisition under the purchase method of accounting, (iii) the offering and (iv) the assumptions and adjustments described in the accompanying notes to the pro forma condensed consolidated financial statements. The unaudited pro forma condensed consolidated statements of operations have been prepared as if the above transactions had occurred at the beginning of the earliest period presented (January 1, 1994). The unaudited pro forma condensed consolidated balance sheet data have been prepared as if the Mark Goodson Acquisition and the offering had occurred at the end of the latest period presented (September 30, 1995).

     These pro forma statements may not be indicative of the results that would have occurred if the above transactions had occurred on the dates indicated or which may be obtained in the future. The pro forma financial statements should be read in conjunction with the Consolidated Financial Statements and notes of the Company for the year ended December 31, 1994 and the condensed consolidated financial statements and notes of the Company for the nine months ended September 30, 1995 contained or incorporated by reference herein.

THE MARK GOODSON ACQUISITION

     As of October 6, 1995, the Company formed the LLC as a 50/50 joint venture with Interpublic. The LLC acquired substantially all of the assets of the Sellers. The Sellers are not affiliated with the Company. The purchase price paid by the Company for its undivided 50% interest of the Sellers' net assets acquired consisted of a cash payment of $25.0 million plus an as yet undetermined contingent purchase price. The contingent purchase price, payable to the Sellers, is to be earned and paid based on the income (as defined) resulting from a domestic television network contract and the exploitation of certain other domestic television rights. The contingent purchase price, in total, is limited to $48.5 million if paid (whether earned or not) during the first five years following October 6, 1995. Otherwise, the amount of contingent purchase price is unlimited to the extent it is earned within the first ten years following October 6, 1995. At the end of ten years no additional contingent purchase price accrues. The Company shares equally with Interpublic in the contingent purchase price.

     Based upon a preliminary review and evaluation, substantially all of the Company's $25.0 million portion of the initial purchase price has been allocated to goodwill. The contingent purchase price, to the extent earned, will be treated as an increase in goodwill and will be amortized coterminously with the original 25 year period. To the extent additional contingent purchase price payments are made, amortization will increase in future periods. If the full contingent purchase price were earned or paid, goodwill would be increased by a total of $24.25 million, and annual amortization expense associated with such additional goodwill would be $1.0 million (for an aggregate annual amortization expense of $2.3 million). If the Company exercises the Interpublic Option, the Company would report additional annual goodwill amortization based on the purchase price of such option and the full share of contingent purchase price. Management of the Company is in the process of reviewing the allocation of the purchase price and, when completed, may modify its preliminary allocation. The Mark Goodson Acquisition will be accounted for by the Company under the equity method of accounting.

THE FREMANTLE ACQUISITION

     In August 1994 the Company completed the Fremantle Acquisition. The purchase price paid by the Company to Interpublic (which at such time had no ownership interest in the Company) consisted of the following: (i) a cash payment of $31.5 million and (ii) the issuance of 630,000 shares of Common Stock and 2,520,000 shares of Class B Common Stock.

     The Company has accounted for the Fremantle Acquisition as a purchase and has allocated the purchase price based on the estimated fair value of assets and liabilities acquired. The total consideration of $52.5 million (including expenses related to the acquisition of $1.0 million) exceeded the estimated fair value of net assets acquired by $50.3 million (goodwill); such goodwill is being amortized over 25 years. The amounts shown as historical Fremantle have been adjusted to reflect contractual terms with respect to the Fremantle Acquisition.

PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED)

                                                                                 SEPTEMBER 30, 1995
                                                                   ----------------------------------------------
                                                                                                     AS ADJUSTED
                                                                                                       FOR THE
                                                                                                    MARK GOODSON
                                                                                                     ACQUISITION
                                                                   HISTORICAL       PRO FORMA          AND THE
                                                                     COMPANY       ADJUSTMENTS        OFFERING
                                                                   -----------     ------------     -------------
                                                                                   (IN THOUSANDS)
Cash, including restricted cash..................................   $   15,348      $                 $  15,348
Trade receivables, net...........................................       86,855                           86,855
Unbilled receivables.............................................       14,398                           14,398
Inventory........................................................        1,306                            1,306
Advances to recording artists....................................          947                              947
Television program costs, net....................................       76,025                           76,025
Property and equipment, net......................................        3,876                            3,876
Investment in unconsolidated affiliate...........................           --          25,000(2)        26,000
                                                                                         1,000(3)
Goodwill, net....................................................       49,939                           49,939
Debt issue costs.................................................        4,712             400(4)         5,112
Other............................................................        2,255            (400)(3)        1,855
                                                                      --------          ------          -------
     Total assets................................................   $  255,661      $   26,000        $ 281,661
                                                                      ========          ======          =======
Liabilities:
Accounts payable and accrued expenses............................   $   29,165      $      600(3)     $  30,165
                                                                                           400(4)
Royalties payable................................................        4,326                            4,326
Deferred revenues................................................            7                                7
Due to producers.................................................       25,547                           25,547
Participations payable...........................................       28,869                           28,869
Due to banks.....................................................       75,300         [     ](1)       [     ]
                                                                                        25,000(2)
Notes payable....................................................       60,000                           60,000
                                                                      --------          ------          -------
     Total liabilities...........................................      223,214         [     ]          [     ]
Stockholders' equity:
Preferred stock..................................................           --                               --
Common stock.....................................................            1                                1
Class B common stock.............................................           --               1(1)             1
Additional paid in capital.......................................       28,751         [     ](1)       [     ]
Retained earnings................................................        3,748                            3,748
Other............................................................          (53)                             (53)
                                                                      --------          ------          -------
     Total stockholders' equity..................................       32,447         [     ]          [     ]
                                                                      --------          ------          -------
     Total liabilities and stockholders' equity..................   $  255,661      $  [     ]        $ [     ]
                                                                      ========          ======          =======

PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS (UNAUDITED)

                                                                                        NINE MONTHS ENDED SEPTEMBER 30, 1995
                                                                                    ---------------------------------------------
                                                                                                                     AS ADJUSTED
                                                                                                                       FOR THE
                                                                                                                     MARK GOODSON
                                                                                    HISTORICAL                       ACQUISITION
                                                                                    -----------      PRO FORMA         AND THE
                                                                                      COMPANY       ADJUSTMENTS        OFFERING
                                                                                    -----------     ------------     ------------
                                                                                     (IN THOUSANDS -- EXCEPT PER SHARE AMOUNTS)
Revenues........................................................................     $ 160,177        $                $160,177
Cost of sales...................................................................       127,081          (2,576)(5)      124,505
Selling, general and administrative.............................................        18,094                           18,094
Goodwill amortization...........................................................         1,606           1,010(6)         2,616
                                                                                       -------         -------         --------
  Operating income..............................................................        13,396           1,566           14,962
                                                                                       -------         -------         --------
Equity earnings in unconsolidated affiliate.....................................            --           3,570(7)         4,569
                                                                                                         3,575(8)
                                                                                                        (2,576)(5)
Other income, net...............................................................           241                              241
Interest income/(expense).......................................................        (6,642)          2,400(9)        (6,135)
                                                                                                        (1,793)(10)
                                                                                                          (100)(11)
                                                                                       -------         -------         --------
  Income before taxes...........................................................         6,995           6,642           13,637
Provision for income taxes......................................................         2,938           2,790(12)        5,728
                                                                                       -------         -------         --------
  Net income....................................................................     $   4,057        $  3,852         $  7,909
                                                                                       =======         =======         ========
  Net income per share:
    Primary.....................................................................     $    0.50                         $   0.65
                                                                                       =======                         ========
    Fully diluted...............................................................     $    0.43                         $   0.55
                                                                                       =======                         ========
  Weighted average number of common shares and common share equivalents outstanding:
                                                                                                            47(13)
    Primary.....................................................................         8,083           4,000(1)        12,130
                                                                                       =======                         ========
    Fully diluted...............................................................        13,610           4,000(1)        17,610
                                                                                       =======                         ========

                                                                                NINE MONTHS ENDED SEPTEMBER 30, 1994
                                                                    -------------------------------------------------------------
                                                                                                                     AS FURTHER
                                                     SEVEN MONTH                                                      ADJUSTED
                                      NINE MONTHS    PERIOD ENDED                                                      FOR THE
                                         ENDED         JULY 31,                      AS ADJUSTED                    MARK GOODSON
                                     SEPTEMBER 30,       1994                          FOR THE                       ACQUISITION
                                        1994 AS       HISTORICAL     PRO FORMA        FREMANTLE     PRO FORMA          AND THE
                                     REPORTED(14)     FREMANTLE     ADJUSTMENTS      ACQUISITION   ADJUSTMENTS        OFFERING
                                     -------------   ------------   -----------      -----------   ------------     -------------
                                                              (IN THOUSANDS -- EXCEPT PER SHARE AMOUNTS)
Revenues...........................     $65,718        $ 30,564       $                $96,282        $                $96,282
Cost of sales......................      48,396          25,820           298(16)       74,514        (2,539)(5)        71,975
Selling, general and
  administrative...................      15,472           2,992                         18,464                          18,464
Goodwill amortization..............         430             447         1,183(17)        1,613           893(6)          2,506
                                                                         (447)(18)
                                        -------         -------       -------          -------        ------           -------
  Operating income.................       1,420           1,305        (1,034)           1,691         1,646             3,337
                                        -------         -------       -------          -------        ------           -------
Equity earnings in unconsolidated
  affiliate........................          --              --                             --         2,755(7)          4,410
                                                                                                       4,194(8)
                                                                                                      (2,539)(5)
Other income/(expense), net........        (271)            464                           (207)                           (207)
Interest income/(expense), net.....      (3,681)             99        (1,750)(10)      (5,546)          200(9)         (7,239)
                                                                         (214)(11)                    (1,793)(10)
                                                                                                        (100)(11)
                                        -------         -------       -------          -------        ------           -------
  Income (loss) before taxes.......      (2,532)          1,468        (2,998)          (4,062)        4,363               301
Provision (benefit) for income
  taxes............................         135             992           965(12)          162           (27)(12)          135
                                        -------         -------       -------          -------        ------           -------
  Net income (loss)................     $(2,667)       $    476       $(2,033)         $(4,224)       $4,390           $   166
                                        =======         =======       =======          =======        ======           =======
  Net income (loss) per share......     $ (0.54)                                       $ (0.52)                        $  0.01
                                        =======                                        =======                         =======
  Weighted average number of common
    shares and                                                                                            53(13)
    common share equivalents
    outstanding....................       4,960                         3,150(20)        8,110         4,000(1)         12,163
                                        =======                       =======          =======        ======           =======

PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS (UNAUDITED)

                                                                                              YEAR ENDED DECEMBER 31, 1994
                                                                                             -------------------------------
                                                                             SEVEN MONTH
                                                            YEAR ENDED      PERIOD ENDED                        AS ADJUSTED
                                                           DECEMBER 31,     JULY 31, 1994                         FOR THE
                                                               1994          HISTORICAL       PRO FORMA          FREMANTLE
                                                          AS REPORTED(15)     FREMANTLE      ADJUSTMENTS        ACQUISITION
                                                          ---------------   -------------    ------------       ------------
                                                          (IN THOUSANDS -- EXCEPT PER SHARE AMOUNTS)
Revenues.................................................    $ 114,901         $30,564         $                  $145,465
Cost of sales............................................       85,946          25,820              298(16)        112,064
Selling, general and administrative......................       21,523           2,992                              24,515
Goodwill amortization....................................          971             447            1,183(17)          2,154
                                                                                                   (447)(18)
                                                              --------         -------          -------           --------
  Operating income.......................................        6,461           1,305           (1,034)             6,732
                                                              --------         -------          -------           --------
Equity earnings in unconsolidated affiliate..............           --              --                                  --
Other income, net........................................           49              64                                 113
Interest income/(expense), net...........................       (5,725)             99           (1,750)(10)        (7,590)
                                                                                                   (214)(11)
                                                              --------         -------          -------           --------
  Income (loss) before taxes.............................          785           1,468           (2,998)              (745)
Provision (benefit) for income taxes.....................          330             992             (965)(12)           357
                                                              --------         -------          -------           --------
  Net income (loss)......................................    $     455         $   476         $ (2,033)          $ (1,102)
                                                              ========         =======          =======           ========
  Net income (loss) per share............................    $    0.07                                            $  (0.14)
                                                              ========                                            ========
  Weighted average number of common shares and common                                               (66)(19)
    share equivalents outstanding........................        6,201                            1,841(20)          7,976
                                                              ========                                            ========


                                                                              AS FURTHER
                                                                               ADJUSTED
                                                                               FOR THE
                                                                             MARK GOODSON
                                                                             ACQUISITION
                                                            PRO FORMA          AND THE
                                                           ADJUSTMENTS         OFFERING
                                                           -----------       ------------

Revenues.................................................    $                 $145,465
Cost of sales............................................     (3,445)(5)        108,619
Selling, general and administrative......................                        24,515
Goodwill amortization....................................      1,190(6)           3,344

                                                              ------            -------
  Operating income.......................................      2,255              8,987
                                                              ------            -------
Equity earnings in unconsolidated affiliate..............      3,588(7)           5,860
                                                               5,717(8)
                                                              (3,445)(5)
Other income, net........................................                           113
Interest income/(expense), net...........................      1,000(9)          (9,114)
                                                              (2,391)(10)
                                                                (133)(11)
                                                              ------            -------
  Income (loss) before taxes.............................      6,591              5,846
Provision (benefit) for income taxes.....................      2,098(12)          2,455
                                                              ------            -------
  Net income (loss)......................................    $ 4,493           $  3,391
                                                              ======            =======
  Net income (loss) per share............................                      $   0.28
                                                                                =======
  Weighted average number of common shares and common             66(13)
    share equivalents outstanding........................      4,000(1)          12,042
                                                                                =======

---------------

         NOTES TO PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

     The following footnotes relate to the pro forma balance sheet as of September 30, 1995 and the pro forma statements of operations for the nine month periods ended September 30, 1995 and 1994 and the year ended December 31, 1994.

 (1) Reflects expected use of net proceeds and the issuance of Class B Common Stock in connection with the offering based upon an assumed aggregate offering amount of $49.0 million before expenses.

 (2) Reflects the Company's investment in the LLC and the bank financing incurred in connection with the Mark Goodson Acquisition.

 (3) Reflects closing costs incurred by the Company in connection with the Mark Goodson Acquisition ($.4 million of such costs were included in the Company's other assets as prepaid items in the September 30, 1995 historical balance sheet).

 (4) Reflects debt issue costs incurred in connection with the Mark Goodson Acquisition.

 (5) Reflects the intercompany elimination of the Company's 50% share of Fremantle license fees paid to Mark Goodson Productions, L.P.

 (6) Reflects amortization of initial goodwill in connection with the Mark Goodson Acquisition of $26.0 million, plus amortization of estimated contingent purchase price of $3.8 million in 1994 over 25 years and amortization of additional estimated contingent purchase price of $2.8 million for the 1995 nine month period over 24 years. To the extent additional contingent purchase price payments are made, amortization will increase in future periods. If the full contingent purchase price were earned or paid, goodwill would be increased by a total of $24.3 million and annual amortization expense associated with such additional goodwill would be $1.0 million (for an aggregate annual amortization expense of approximately $2.3 million).

 (7) Reflects the Company's 50% interest in the historical net earnings of Mark Goodson Productions, L.P.

 (8) Reflects the elimination of the Company's 50% share of Mark Goodson Productions, L.P. historical selling, general and administrative costs which will not be incurred subsequent to the date of the Mark Goodson Acquisition, as the Mark Goodson Productions, L.P. day to day operations will be absorbed into the Company's existing operations.

 (9) Reflects expected reduction in interest expense from the use of the net proceeds from the offering to pay down short term debt (no short term debt was outstanding during the first six months of 1994).

(10) Reflects interest expense on debt incurred in connection with the acquisitions.

(11) Reflects amortization of debt issuance costs.

(12) Reflects income tax effects of the pro forma adjustments.

(13) Reflects the inclusion of dilutive common stock equivalents for earnings per share purposes.

(14) The historical results for the nine months ended September 30, 1994 include the two months of operations of Fremantle from August 1994, the date of the Fremantle Acquisition.

(15) The historical results for the year ended December 31, 1994 include the five months of operations of Fremantle from August 1994, the date of the Fremantle Acquisition.

(16) Reflects additional amortization of television program costs, as adjusted, acquired in connection with the Fremantle Acquisition.

(17) Reflects amortization of goodwill in connection with the Fremantle Acquisition of $50.3 million over 25 years.

(18) Reflects the elimination of goodwill amortization recorded by Fremantle prior to the Fremantle Acquisition.

(19) Reflects the elimination of anti-dilutive common stock equivalents for earnings per share purposes.

(20) Reflects the weighted average number of shares issued in connection with the Fremantle Acquisition.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     The Company is a diversified entertainment company which produces and distributes, markets and promotes television programs and recorded music both domestically and internationally.

     The television industry may be broadly divided into three major segments: production, involving the development, financing and making of television shows; distribution, involving the promotion and exploitation of completed television shows; and broadcast, involving the airing or broadcast of programming over network affiliated stations, independent stations and cable or satellite television. The United States broadcast television market is served principally by network affiliated stations, independent stations and cable and satellite television operators. During prime time hours (primarily 8:00 P.M. to 11:00 P.M. in the Eastern and Pacific time zones and 7:00 P.M. to 10:00 P.M. in the Central and Mountain time zones), network affiliates primarily broadcast programming produced for the networks. In non-prime time, network affiliates telecast network programming, off-network programming (reruns), first-run programming (programming produced for distribution on a syndicated basis) and local programming produced by the local stations themselves. Independent television stations, during both prime and non-prime time, telecast self produced programming, off-network programming or first-run programming from independent producers or "syndicators." In general terms, a syndicator is a company that sells programming to independent television stations and network affiliates. Programming acquired by stations on a syndicated basis is acquired either for a cash license fee or in exchange for a certain amount of commercial advertising time within the program which is retained by the syndicator for sale thereby to advertisers ("barter"), or for a combination of cash and barter. The Company domestically distributes programming for television produced by the Company or unrelated third parties in the first-run and rerun syndication markets. In general, the Company receives its revenues from program license fees paid by broadcasters and/or by selling advertising time for programs distributed on a barter basis.

     Barter syndication is the process whereby a syndicator obtains clearances from television stations to broadcast a program in certain agreed upon time periods, retains advertising time in the program in lieu of receiving a cash licensing fee, and sells such retained advertising time for its own account to national advertisers at rates based on projected ratings and viewer demographics. From time to time, certain stations may obtain cash consideration from the Company in addition to programming in exchange for advertising time and/or a commitment for a particular time period. By placing the program with television stations throughout the United States, the syndicator creates an "ad hoc" network of stations that have agreed to carry the program. The creation of this ad hoc network, typically representing a penetration of at least 70% of total United States television households (calculated by means of a generally recognized system as measured by Nielsen Media Ratings), enables the syndicator to sell the commercial inventory to sponsors desiring national coverage. The rates charged by a syndicator for advertising time are typically lower than the rates charged by the networks for similar demographics since the networks' coverage of the market is generally greater. See "Business -- Television Operations -- Domestic Television Distribution."

     Rates for the sale of advertising time are established on the basis of certain levels of audience rating and, in some cases, an assumed demographic make-up of the viewing audience assumed by the Company. Because the Company's arrangements with advertisers do not permit the Company to receive advertising revenue on the amount by which the actual ratings or demographic make-up (as determined by Nielsen Media Ratings or similar ratings services) exceed the assumed ratings or demographic make-up, it is in the interest of the Company to establish as high an assumed rating and as favorable a demographic make-up as possible. If the television program does not achieve the assumed rating or demographic make-up, the Company may be obligated to offer the advertiser additional advertising time ("make goods") on the same program or on other programs. "Make goods" are the predominant means whereby the Company satisfies such obligations to advertisers. Alternatively, the Company may be obligated to refund a portion of the advertising revenue derived from such sales. There can be no assurance in advance that the actual rating or demographic make-up of a particular program will support the rates initially charged for advertising time on such program. The Company generally reports net revenues from barter syndication after deducting a reserve for potential make goods. Historically, such reserve has been sufficient to cover the actual provision for make goods, although there is no assurance that such reserve will continue to be adequate.


     Sponsors that regularly purchase advertising time in the Company's programs include Procter & Gamble, Bristol Myers-Squibb, MCI, Beecham, Kellogg Company, Nestle and RJR Nabisco. Sales are typically made through advertising agencies representing the sponsors. The barter syndication licenses granted by the Company provide that the Company retains negotiated amounts of commercial time per program for sale to national advertisers, with the remaining commercial time retained by the station for local sale. A significant percentage of the Company's revenues from television operations are derived from barter sales (approximately 32% for the nine month period ended September 30, 1995 and approximately 42% in 1994, 58% in 1993 and 62% in 1992). Barter sales may fluctuate significantly based on ratings of a particular program and general economic trends, such as advertising rates.


     In most cases, the Company's distribution revenues are based on a percentage of the net revenues derived from the sale of advertiser sponsorships and/or on cash license fees. The Company normally advances all distribution costs for items such as advertising, promotion, and tape shipping and duplication and recovers such expenses out of program revenues. The Company's fee for distribution is generally between 15% and 35% of net revenues and its fee for advertiser sales representation is generally between 10% and 15% of net revenues. However, each fee arrangement is separately negotiated and may be subject to variation. Amounts remaining in excess of the Company's distribution fees and recoupable expenses (including a portion of the amounts derived from the sale of advertising time) are either remitted in full to the producer from whom the Company obtained the distribution rights, or, if the Company has a profit participation in the program, are shared between the Company and the producer in accordance with a pre-determined allocation. In some instances, the Company will make an advance payment to the producer to cover production costs or will guarantee the producer certain minimum license fees. For the 1994/1995 broadcast season the Company made advance payments and/or certain guarantees with respect to SuperHuman Samurai Syber Squad, Sirens and The New Family Feud. For the 1995/1996 broadcast season the Company made no such guarantees.

     Television production costs are capitalized as incurred. The income forecast method is used to amortize these costs based upon the revenues recognized in proportion to management's estimate of ultimate revenues to be received. Unamortized costs are reviewed periodically and compared with net realizable values on a project-by-project basis and losses are provided to the extent necessary. Advertising revenues are recognized upon the commencement of the license period of the program and when the advertising time has been sold pursuant to non-cancelable agreements, provided the program is available for its first broadcast. The portion of recognized revenue which is to be shared with the producers and owners of the licensed program material (participations payable and due to producers) is accrued as the related revenue is recognized. Minimum guaranteed amounts from domestic television sales generally are recognized when the license period begins and the program becomes available pursuant to the terms of the license agreement. Foreign minimum guaranteed amounts or outright fees are recorded as revenues and contracts receivable on the date of the license agreement unless the program is not yet available for exhibition. Revenues under foreign production agreements are recognized as completed episodes are delivered. Deferred revenues consist principally of advance payments received on television contracts for which the products are not yet available for broadcast or exploitation.

     Domestic revenues from recorded music are recorded as units are shipped to customers. The Company provides for estimated future returns of recorded music product at the time the products are initially sold. These reserves are based upon historical experience. Actual returns are charged against the reserve. Foreign distribution of recorded music is effected through a distributor in exchange for guaranteed non-refundable advances against future royalties. Non-refundable guarantees from foreign sales are generally recognized as the Company satisfies its delivery requirements to its foreign distributor.

MUSIC PRODUCT

     Royalties earned by artists from sales of recorded music product are charged to expense as the related revenues are recognized. Advances to artists against future royalties are recorded as assets if the Company estimates that the amount of advances will be recoverable from future royalties to be earned by the artist, based upon the past performance and current popularity of the artist to whom the advance is made. Such advances are applied against subsequent royalties earned by the artist. The Company expenses recoupable artist advances and recording costs for new recording artists and for artists where recovery cannot be estimated. Pursuant to this policy, capitalized artist advances are reviewed on a quarterly basis and any portion of advances that subsequently appear not to be fully recoverable from future royalties to be earned by the artist are charged to expense during the period in which the loss becomes evident. As a result, some quarters or years will have fluctuating levels of these expenses depending on the number or type of artists signed or on changes in recording activities from period to period. In the event of subsequent sales for any such artists for which the related advances were expensed, the Company will have a higher margin for these sales than for sales by the Company's other artists.

     A small number of television programs and musical recordings historically has accounted for a significant portion of the Company's revenues in any given fiscal period. In addition, the Company's television distribution revenues have historically been higher in the third and fourth quarters as a result of the commencement of the television season in the fall of each year. As a result of the strip syndication of Baywatch, the third quarter of 1995 reflected substantially all of the cash and a portion of the barter sales expected on the re-run syndication of the series to date. Additional barter sales on the strip syndication will be recognized in subsequent periods. In October 1995, in order to further strengthen its position in the game show business, the Company formed a 50/50 joint venture with Interpublic, which joint venture acquired substantially all of the assets of Mark Goodson Productions, L.P. and a related entity. The assets acquired included ownership rights to approximately 40 Goodson game show formats, including the currently televised network game show, The Price Is Right. There is no assurance that the Mark Goodson Acquisition will be successful. In particular, with respect to the 1995/1996 broadcast season, the only Mark Goodson Productions game show in production for the domestic market is The Price Is Right, hosted by Bob Barker, and there is no assurance that this game show will be renewed for the 1996/1997 broadcast season. Any change in programs from period to period or the discontinuation of certain projects may materially adversely affect a given period's results of operations. Therefore, year-to-year results may not be comparable and results in any quarter may not be indicative of results for an entire year.

RESULTS OF OPERATIONS

     The following table sets forth the amount of, and percentage relationship to, total revenues of certain items included in the Company's Consolidated Statements of Operations from continuing operations for the nine month periods ended September 30, 1995 and 1994 and fiscal years ended December 31, 1994, 1993 and 1992.

                        NINE MONTHS          NINE MONTHS ENDED                       YEAR ENDED DECEMBER 31,
                           ENDED                                    ----------------------------------------------------------
                     SEPTEMBER 30, 1995     SEPTEMBER 30, 1994             1994                1993                1992
                    --------------------    -------------------     ------------------   -----------------   -----------------
                                  % OF                   % OF                   % OF                % OF                % OF
                                  TOTAL                  TOTAL                  TOTAL               TOTAL               TOTAL
                     AMOUNT      REVENUE    AMOUNT      REVENUE      AMOUNT    REVENUE   AMOUNT    REVENUE   AMOUNT    REVENUE
                    --------     -------    -------     -------     --------   -------   -------   -------   -------   -------
                    (DOLLARS IN THOUSANDS)
Revenues:
  Television....... $144,637       90.3%    $54,771       83.3%     $ 98,771     86.0%   $57,407     81.3%   $45,302     78.2%
  Recorded music
    and
   merchandising...   15,540        9.7%     10,947       16.7%       16,130     14.0%    13,215     18.7%    12,616     21.8%
                    --------     -------    -------     -------     --------   -------   -------   -------   -------   -------
                     160,177      100.0%     65,718      100.0%      114,901    100.0%    70,622    100.0%    57,918    100.0%
                    --------     -------    -------     -------     --------   -------   -------   -------   -------   -------
Expenses:
  Television.......  114,980       71.8%     41,294       62.8%       75,196     65.5%    42,560     60.3%    32,078     55.4%
  Recorded music
    and
   merchandising...   12,101        7.5%      7,102       10.8%       10,750      9.4%     9,780     13.8%     9,250     16.0%
  Selling, general
    &
  administrative...   18,094       11.3%     15,472       23.5%       21,523     18.7%    16,074     22.8%    13,471     23.3%
  Goodwill
    amortization...    1,606        1.0%        430        0.7%          971      0.8%       133      0.2%       138      0.2%
                    --------     -------    -------     -------     --------   -------   -------   -------   -------   -------
                     146,781       91.6%     64,298       97.8%      108,440     94.4%    68,547     97.1%    54,937     94.9%
                    --------     -------    -------     -------     --------   -------   -------   -------   -------   -------
Operating income...   13,396        8.4%      1,420        2.2%        6,461      5.6%     2,075      2.9%     2,981      5.1%
Other expense......    6,401        4.0%      3,952        6.0%        5,676      4.9%     1,520      2.1%       191      0.3%
                    --------     -------    -------     -------     --------   -------   -------   -------   -------   -------
Income (loss) from
  continuing
  operations before
  income taxes..... $  6,995        4.4%    $(2,532)      (3.8%)    $    785      0.7%   $   555      0.8%   $ 2,790      4.8%
                    ========     =======    =======     =======     ========   =======   =======   =======   =======   =======

NINE MONTHS ENDED SEPTEMBER 30, 1995 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1994

     Revenues. The Company's total revenues increased by $94.5 million or 144% to $160.2 million for the nine months ended September 30, 1995 from $65.7 million for the nine months ended September 30, 1994. Revenues from television operations increased by $89.9 million or 164% to $144.6 million for the nine months ended September 30, 1995 from $54.8 million for the nine months ended September 30, 1994. This increase was due primarily to the inclusion of the AAFII revenues of $53.1 million for the full nine months ended September 30, 1995 compared to $16.1 million for two months (from the date of the Fremantle Acquisition) through September 30, 1994; the initial recognition of Baywatch strip syndication revenue of $33.9 million; the recognition of $10.5 million from the new one-hour series Baywatch Nights, reflecting the delivery of ten of the 22 episodes for the 1995/1996 broadcast season; and a $9.0 million or 45% increase in distribution revenues to $28.9 million for the nine months ended September 30, 1995 from $19.9 million for the nine months ended September 30, 1994. AAFII revenues from the production and distribution of television programming in Germany contributed $40.4 million, 76% of AAFII revenues. On a pro forma basis, AAFII revenues, assuming a full nine months, increased by $6.5 million, or 14%, to $53.1 million for the nine months ended September 30, 1995 due to the commencement of production operations in Germany during that time period.

     Recorded music division revenues increased by $4.6 million, or 42%, to $15.5 million during the nine months ended September 30, 1995 from $10.9 million during the nine months ended September 30, 1994. This increase was primarily attributable to higher sales of new releases in the nine months ended September 30, 1995, as compared with sales of new releases in the nine months ended September 30, 1994, and merchandising revenues of $1.8 million for the nine months ended September 30, 1995 as compared to no comparable revenues in the nine months ended September 30, 1994 period. Partially offsetting these revenue increases is a decrease in foreign licensing advances received in the nine months ended September 30, 1995 as compared with the nine months ended September 30, 1994.

     Operating Expenses. Total operating expenses increased by $82.5 million or 128% to $146.8 million for the nine months ended September 30, 1995 from $64.3 million for the nine months ended September 30, 1994 due primarily to the inclusion of AAFII operating expenses which increased by $37.0 million or 340% to $47.9 million for the full nine months ended September 30, 1995 (including AAFII overhead and $1.5 million of goodwill amortization) from $10.9 million for the two months (from the date of the Fremantle Acquisition) through September 30, 1994 and additional amortization of television program costs of $76.4 million for the nine months ended September 30, 1995, an increase of $54.3 million or 245%, from $22.1 million for the nine months ended September 30, 1994, due to the higher television revenues. Selling, general and administrative expenses, including corporate overhead and goodwill amortization, increased by $3.8 million or 24% to $19.7 million for the nine months ended September 30, 1995 from $15.9 million for the nine months ended September 30, 1994 due principally to the inclusion of AAFII overhead, including goodwill amortization, for nine months in 1995 as compared with two months in 1994.

     The Company's television expenses increased by $73.7 million or 178% to $115.0 million (79% of total television revenues) for the nine months ended September 30, 1995 from $41.3 million (75% of total television revenues) for the nine months ended September 30, 1994. The increase was primarily due to an increase in AAFII expenses of $32.6 million or 333%, to $42.4 million (80% of AAFII revenues) for the nine months ended September 30, 1995 from $9.8 million for the two months (from the date of the Fremantle Acquisition) through September 30, 1994 and increased amortization of television program costs attributable to increased revenues. The increase in television expense as a percentage of revenue is attributable, in general, to a diversification in product mix to include the results of AAFII as well as new product with lower gross margins than longer-running established shows such as Baywatch. The Company expects this trend to continue as it develops and introduces new programming. Television selling, general and administrative expenses during the nine months ended September 30, 1995 increased by $3.0 million or 44%, to $9.8 million from $6.8 million for the nine months ended September 30, 1994 due primarily to the $3.2 million increase in AAFII charges of $4.0 million for the nine months ended September 30, 1995 from $0.8 million for two months (from the date of the Fremantle Acquisition) through September 30, 1994. On a pro forma basis, AAFII expenses, assuming a full nine months, increased by $6.8 million, or 19%, to $42.4 million for the nine months ended September 30, 1995 from $35.6 million for the pro forma nine months ended September 30, 1994. Such increase was related to the commencement of production operations in Germany during that time period.

     Goodwill amortization for the nine months ended September 30, 1995 increased by $1.2 million or 273% to $1.6 million from $0.4 million for the nine months ended September 30, 1994 due to the inclusion of goodwill amortization related to the Fremantle Acquisition of $1.5 million for the nine months ended September 30, 1995, an increase of $1.2 million or 390% from $0.3 million for the two months (from the date of the Fremantle Acquisition) ended September 30, 1994. Corporate overhead of $3.4 million for the nine months ended September 30, 1995 decreased by $0.8 million or 20% from $4.2 million for the nine months ended September 30, 1994 due primarily to certain one-time employment terminations taken in 1994.

     The Company's recorded music and merchandising expenses increased $5.0 million or 70% to $12.1 million (78% of total recorded music and merchandising revenues) for the nine months ended September 30, 1995 from $7.1 million (65% of total recorded music and merchandising revenues) for the nine months ended September 30, 1994. This increase was primarily due to an increase in artist cost amortization including the amortization of costs incurred for new artists which increased by $1.3 million or 191% to $2.0 million for the nine months ended September 30, 1995 from $0.7 million for the nine months ended September 30, 1994 and merchandising costs of $1.3 million as compared with no costs in the comparable prior period.

     Operating Income. Total operating income for the Company increased by $12.0 million or 843%, to $13.4 million for the nine months ended September 30, 1995 from $1.4 million for the nine months ended September 30, 1994 due principally to increases in television operating income. Operating income from television operations increased by $12.0 million or 194%, to $18.2 million for the nine months ended

September 30, 1995 from operating income of $6.3 million for the nine months ended September 30, 1994. This increase in television operating income, which was primarily attributable to the increases in revenues and expenses discussed above, was partially offset by increases in amortization of goodwill and overhead.

     The Company's recorded music operations recognized an operating loss of $1.4 million (after inclusion of selling, general and administrative expenses of $4.8 million) for the nine months ended September 30, 1995 as compared to an operating loss of $0.5 million (after inclusion of selling, general and administrative expenses of $4.4 million) for the nine months ended September 30, 1994. Such increase in the operating loss was primarily attributable to increased artist cost amortization and decreased foreign licensing advances offset by merchandising income.

     Foreign Currency Exchange Gain. The Company recognized a foreign currency exchange gain of $0.2 million for the nine months ended September 30, 1995 as compared to a foreign currency exchange loss of $0.3 million at September 30, 1994 which resulted from the settlement and valuation of certain licensing agreements, denominated in foreign currencies, into U.S. dollars as of September 30, 1995 and 1994. The Company has not entered into any foreign currency swap agreements or any other foreign currency hedging activities. The Company has experienced in the past, and may experience in the future, gains and losses as a result of fluctuations in exchange rates.

     Interest Expense. Interest expense, net of interest capitalized ($1.0 million) and interest income ($0.3 million), increased $2.9 million, or 80% to $6.6 million for the nine months ended September 30, 1995 from $3.7 million, net of interest capitalized ($0.2 million) and interest income ($0.2 million), for the nine months ended September 30, 1994, due to increased borrowings in connection with the Fremantle Acquisition and as a result of increased production activities. The Company expects that the trend of increased interest cost will continue in part as a result of increased borrowings in connection with the Mark Goodson Acquisition.

     Income Taxes. The Company recorded a tax provision for the nine months ended September 30, 1995 in the amount of $3.0 million which reflects an expected effective tax rate for 1995 of 42%. During the nine months ended September 30, 1994, the Company recorded income taxes of $0.1 million, representing foreign taxes withheld at the source and minimum state franchise taxes.

     Net Income. The net income increased by $6.7 million to $4.1 million for the nine months ended September 30, 1995 from a net loss of $2.7 million for the nine months ended September 30, 1994. The variance is attributable to matters discussed above. Earnings per share increased to $.50 per primary share and $.43 per fully diluted share for the nine months ended September 30, 1995 as compared to a loss of ($.54) per primary and fully diluted share for the nine months ended September 30, 1994 due to the period to period increase in net income partially offset by an increase in the outstanding number of weighted average common shares and common shares equivalents. Such increase of shares is due to the inclusion of the shares of stock issued in connection with the Fremantle Acquisition for nine months through September 1995 as compared with two months through September 1994 as well as an increase in the number of equivalent shares of outstanding options and other warrants determined using the treasury method.

FISCAL YEAR ENDED DECEMBER 31, 1994 COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 1993

     Revenues. The Company's total revenues increased by $44.3 million, or 63%, to $114.9 million for the year ended December 31, 1994 from $70.6 million for the year ended December 31, 1993. Revenues from television operations increased by $41.4 million, or 72%, to $98.8 million for the year ended December 31, 1994 from $57.4 million for the year ended December 31, 1993. The growth in revenues from television operations was primarily due to the Fremantle Acquisition, which contributed $31.8 million in revenues from the date of acquisition (August 3, 1994 through December 31, 1994), and an increase in the number of Baywatch episodes delivered during 1994 from 22 in 1993 to 28 in 1994 (as well as an increase in the ratings of the series). The Company delivered 22 new one-hour episodes of Baywatch for the 1994/1995 television broadcast season in 1994. Additionally, six episodes of the 1993/1994 television broadcast season were delivered in the first quarter of 1994.

     Recorded music revenues increased by $2.9 million, or 22%, to $16.1 million for the year ended December 31, 1994 from $13.2 million during the year ended December 31, 1993. This increase was due in part to an increase in units sold in 1994 from 1993, principally attributable to sales of the new artist 12 Gauge. During the year ended December 31, 1994, the Company sold approximately 240,000 albums and 767,000 singles of the new artist 12 Gauge. The increase in revenues for 1994 was partially offset by a decline in the number of units sold of "Weird Al" Yankovic, who released compilation material in 1994 compared to an album containing primarily new original compositions in 1993, and a decline in the amount of publishing revenue recognized, due to the partial sale and administration transaction relating to Baywatch publishing rights, from $1.0 million in 1993 to $.5 million in 1994.

     Operating Expenses. Total operating expenses increased by $39.8 million, or 58%, to $108.4 million for the year ended December 31, 1994 from $68.6 million for the year ended December 31, 1993. AAFII contributed $24.9 million to such increase with respect to the period August 3, 1994 through December 31, 1994. Selling, general and administrative expenses increased $5.4 million, or 34% to $21.5 million for the year ended December 31, 1994 from $16.1 million for the year ended December 31, 1993 due to the additional overhead related to the operations of AAFII which were acquired during the third quarter of 1994 and certain increases in corporate overhead.

     Television expenses increased by $32.6 million, or 77%, to $75.2 million (76% of total television revenues) for the year ended December 31, 1994 from $42.6 million (74% of total television revenues) for the year ended December 31, 1993. This increase was primarily due to the inclusion of AAFII operating expenses of $21.7 million (68% of AAFII revenues) from the date of the Fremantle Acquisition, an increase in revenues from certain delivered programming which had lower gross profit percentages than the overall mix of the Company's other distributed programming, lower than expected revenues from Sirens and lower than expected ratings on one of the Company's daily series.

     Recorded music expenses increased $1.0 million, or 10%, to $10.8 million (67% of total recorded music revenues) for the year ended December 31, 1994 from $9.8 million (74% of total recorded music revenues) for the year ended December 31, 1993. The increase in recorded music expenses corresponds to increases in revenues for the year.

     Corporate overhead increased by $1.6 million, or 41%, to $5.6 million for the year ended December 31, 1994 from $4.0 million for the year ended December 31, 1993. Such increase was primarily attributable to charges related to certain employment terminations and an increase in certain consulting and professional fees. Approximately $2.5 million of overhead was capitalized to productions in each of 1994 and 1993.

     Goodwill amortization increased by $.9 million to $1.0 million for the year ended December 31, 1994 from $.1 million for the year ended December 31, 1993 due to commencement, following the Fremantle Acquisition, of amortization of goodwill of $50.3 million attributable to such Fremantle Acquisition. Such goodwill is being amortized over 25 years and during 1994 amortization expense of $.8 million has been recorded from the date of acquisition (August 3, 1994 through December 31, 1994). Amortization expense will be higher in 1995 (approximately $2.1 million in total) as goodwill related to the Fremantle Acquisition will be amortized for a full year as compared with approximately five months during 1994.

     Operating Income. Total operating income for the Company increased by $4.4 million to $6.5 million for the year ended December 31, 1994 from $2.1 million for the year ended December 31, 1993 due primarily to the inclusion of AAFII results from the date of the Fremantle Acquisition.

     Operating income from television increased $5.5 million, or 79%, to $12.5 million for the year ended December 31, 1994 from $7.0 million for the year ended December 31, 1993. This increase is attributable to the inclusion of AAFII results from the date of acquisition and increased earnings from the Company's series Baywatch offset by increased television expenses as discussed above.

     The recorded music division recognized an operating loss of $.5 million for the year ended December 31, 1994 as compared to an operating loss of $.9 million for the year ended December 31, 1993. The decrease in the operating loss was primarily due to increased revenues as discussed above.

     Interest Expense. Interest expense increased $4.2 million to $5.9 million for the year ended December 31, 1994 from $1.7 million for the year ended December 31, 1993, due to the effect of higher average borrowings including the inclusion of the Notes (as defined below), issued in October 1993, for a full year, higher average borrowings under its bank facilities, including increased borrowings in connection with the Fremantle Acquisition. Interest expense is expected to be higher in 1995 due to the planned increase in production spending and a full year's interest on borrowings incurred in connection with the Fremantle Acquisition and incurred in connection with the Mark Goodson Acquisition.

     Income Taxes. The provision for income taxes was $.3 million (42% of pre-tax income) and $.2 million (32% of pre-tax income) for the years ended December 31, 1994 and 1993, respectively. The increase in 1994 was partially attributed to higher foreign tax withholding resulting from the inclusion of AAFII.

     Net Income Applicable To Common Stockholders. The net income applicable to common stockholders decreased to $.5 million (or $.07 per share) for the year ended December 31, 1994 from $4.2 million (or $.87 per share) for the year ended December 31, 1993. The net income applicable to common stockholders for 1993 reflected a one-time increase in net income in the amount of $6.1 million which represents the excess of the carrying value of the Redeemable Shares over the price paid for their purchase offset by accretion and dividends on redeemable stock of $2.2 million. No comparable items existed in 1994. See Notes 1 and 6 of Notes to Consolidated Financial Statements.

FISCAL YEAR ENDED DECEMBER 31, 1993 COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 1992

     Revenues. The Company's total revenues increased by $12.7 million, 22%, to $70.6 million for the year ended December 31, 1993 from $57.9 million for the year ended December 31, 1992. Revenues from television operations increased by $12.1 million, or 27%, to $57.4 million for the year ended December 31, 1993 from $45.3 million for the year ended December 31, 1992. The growth in revenues from television operations was due to an increase in the number of programs cleared for syndication and to a 20% increase in Nielsen Media Ratings achieved by Baywatch, as well as increases in catalog revenues related to programming acquisitions. The Company produced 22 new one-hour episodes of Baywatch for the 1993/1994 television broadcast season. As of December 31, 1993, 16 episodes for the 1993/1994 season had been delivered and the remaining six episodes were completed and delivered in the first quarter of 1994. The Company acquired LBS during the first quarter of 1993 which contributed $5.3 million of revenues during the year ended December 31, 1993.

     Recording revenues increased by $.6 million, or 5%, to $13.2 million for the year ended December 31, 1993 from $12.6 million during the year ended December 31, 1992. This increase was due to $1.0 million in publishing revenue accrued in the fourth quarter of 1993, partially offset by a reduction in units sold in 1993 from 1992. Sales during the year ended December 31, 1992 included the release of "Weird Al" Yankovic's album titled Off The Deep End in the second quarter of 1992, which sold 680,000 units as compared to the release of "Weird Al" Yankovic's album titled Alapalooza in the third quarter of 1993 which had sales of 590,000 units during 1993. The Company has shipped an additional 30,000 units of Alapalooza in the first quarter of 1994. During the year ended December 31, 1993, the Company also recognized $1.0 million in foreign revenues related to delivery of albums in the second and third quarters pursuant to a foreign distribution agreement. The Company recognized $.8 million of such revenue in the year ended December 31, 1992.

     Operating Expenses. Total operating expenses increased by $13.6 million, or 25%, to $68.5 million for the year ended December 31, 1993 from $54.9 million for the year ended December 31, 1992. Selling, general and administrative expenses increased $2.6 million, or 19% to $16.1 million for the year ended December 31, 1993 from $13.5 million for the year ended December 31, 1992 primarily due to the additional overhead related to the operations of LBS which were acquired during the first quarter of 1993. Approximately $2.5 million of overhead was capitalized to productions during 1993 as compared to $.9 million in 1992.

     Television expenses increased by $10.5 million, or 33%, to $42.6 million for the year ended December 31, 1993 from $32.1 million for the year ended December 31, 1992. As a percentage of television revenues, television expenses increased from 71% for the year ended December 31, 1992 to 74% for the year ended

December 31, 1993. This increase was primarily due to an increase in revenues from certain programming which was delivered, which had lower gross profit percentages than the overall mix of the Company's other distributed programming and due to lower than expected revenues on Acapulco H.E.A.T.

     The Company's recording expenses increased $.5 million, or 6%, to $9.8 million for the year ended December 31, 1993 from $9.3 million for the year ended December 31, 1992. The increase in recording expenses is primarily attributable to $.5 million of costs associated with the publishing revenue accrued in the fourth quarter.

     Operating Income. Total operating income for the Company decreased $.9 million, or 30%, to $2.1 million for the year ended December 31, 1993 from $3.0 million for the year ended December 31, 1992. Operating income from television operations decreased $2.0 million, or 22%, to $7.0 million for the year ended December 31, 1993 from $9.0 million for the year ended December 31, 1992. This decrease is primarily attributable to increased selling, general and administrative expense resulting from the inclusion of the operations of LBS which was acquired in the first quarter of 1993 and the factors discussed above, offset partially by the increased earnings from sublicense of the Company's Baywatch and Heathcliff series.

     The Company's recorded music division recognized an operating loss of $.9 million for the year ended December 31, 1993 as compared to operating loss of $2.7 million for the year ended December 31, 1992. The decrease in the operating loss was primarily due to lower marketing and overhead costs incurred during the year ended December 31, 1993, partially offset by an increase in artist costs expense during 1993.

     Interest Expense. Interest expense increased $1.2 million to $1.7 million for the year ended December 31, 1993 from $.5 million for the year ended December 31, 1992, due to the effect of higher average borrowings including the issuance of the Notes (as defined below) during the period. Interest income remained relatively constant for both the year ended December 31, 1993 and 1992.

     Income Taxes. The provision for income taxes was $.2 million and $.9 million for the years ended December 31, 1993 and 1992, respectively. The provision for income taxes for the year ended December 31, 1992 was net of a tax benefit of $.6 million related to the loss from discontinued operations for that period.

     Net Income. Net income decreased to $.4 million for the year ended December 31, 1993 from $.9 million for the year ended December 31, 1992 due to lower than expected revenues on Acapulco H.E.A.T., increased selling, general and administrative expenses in connection with the LBS acquisition and increased interest costs in connection with the issuance by the Company of its $60.0 million Notes.

     Net Income Applicable To Common Stockholders. The net income applicable to common stockholders increased to $4.2 million for the year ended December 31, 1993 from a net loss of $1.8 million for the year ended December 31, 1992. The net income applicable to common stockholders for 1993 reflected a one-time increase in net income in the amount of $6.1 million which represents the excess of the carrying value of the redeemable stock over the price paid for their purchase, offset by accretion and dividends on redeemable stock of $2.2 million. The net loss applicable to stockholders for 1992 in the amount of $1.8 million reflected a reduction in net income in the amount of $2.8 million for preferred dividends paid during 1992 of $.8 million and an accrual of the mandatory redemption value. See Notes 1 and 6 of Notes to Consolidated Financial Statements for the year ended December 31, 1994. In October 1993, the Company issued its 6 1/2% Convertible Subordinated Notes Due 2003 (the "Notes") in the aggregate principal amount of $60.0 million. The Company received net proceeds of approximately $56.8 million which were used, in part, to repurchase and retire all of the Company's redeemable Series A Preferred Stock and redeemable Common Stock.

QUARTERLY RESULTS OF OPERATIONS

     A large percentage of a television program's revenues is recognized when the program is delivered, or, in the case of syndicated reruns, available for broadcast. As a result, significant fluctuations in the Company's total revenues and net income can occur from period to period depending on the delivery or availability dates of programs. The Company's television distribution revenues have historically been higher in the third and fourth quarters as a result of the commencement of the television broadcast season in the fall of each year. Pursuant to the Company's accounting policy, as required under generally accepted accounting principles, capitalized television program costs are reviewed on a quarterly basis and any portion of such costs that subsequently appear not to be fully recoverable from future revenues are charged to expense during the period in which the loss becomes evident. As a result, some quarters or years will have fluctuating levels of expenses due to such losses. The Company's recorded music operations are also subject to fluctuations due to the timing of album releases (which may generate significant revenues in the period in which the release occurs) and to the timing of the recognition of artist cost expense (which may occur during a period prior to determination of actual sales of an album).

     The following table sets forth selected data by quarter included in the Company's Consolidated Statements of Operations (unaudited).

                          QUARTERS ENDED IN 1995            QUARTERS ENDED IN 1994                 QUARTERS ENDED IN 1993
                        ---------------------------  -------------------------------------  -------------------------------------
                        SEPTEMBER   JUNE     MARCH   DECEMBER  SEPTEMBER   JUNE     MARCH   DECEMBER  SEPTEMBER   JUNE     MARCH
                           30,       30,      31,      31,        30,       30,      31,      31,        30,       30,      31,
                        ---------  -------  -------  --------  ---------  -------  -------  --------  ---------  -------  -------
                                                                 (IN THOUSANDS)
Revenues:
  Television...........  $76,818   $33,875  $33,944  $44,000    $34,570   $ 4,103  $16,098  $20,681    $12,184   $10,118  $14,424
  Recorded music and
    merchandising......    8,332     4,190    3,018    5,183      3,541     3,502    3,904    3,784      4,359     2,774    2,298
                        ---------  -------  -------  --------  ---------  -------  -------  --------  ---------  -------  -------
                          85,150    38,065   36,962   49,183     38,111     7,605   20,002   24,465     16,543    12,892   16,722
                        ---------  -------  -------  --------  ---------  -------  -------  --------  ---------  -------  -------
Expenses:
  Television...........   60,672    26,259   28,049   33,902     25,682     3,630   11,982   17,409      8,579     6,334   10,238
  Recorded music and
    merchandising......    6,438     3,799    1,864    3,648      2,366     2,275    2,461    3,403      2,856     2,098    1,423
  Selling, general and
    administrative.....    6,000     6,326    5,768    6,031      6,677     4,386    4,429    3,634      3,959     4,340    4,141
  Goodwill
    amortization.......      536       530      540      561        364        23       23       34         33        33       33
                        ---------  -------  -------  --------  ---------  -------  -------  --------  ---------  -------  -------
                          73,646    36,914   36,221   44,142     35,089    10,314   18,895   24,480     15,427    12,805   15,835
                        ---------  -------  -------  --------  ---------  -------  -------  --------  ---------  -------  -------
Operating income
  (loss)...............   11,504     1,151      741    5,041      3,022    (2,709)   1,107      (15 )    1,116        87      887
Other expenses.........    1,800     2,317    2,284    1,724      1,828     1,065    1,059      827        227       307      159
                        ---------  -------  -------  --------  ---------  -------  -------  --------  ---------  -------  -------
Income (loss) from
  continuing operations
  before income
  taxes................  $ 9,704   $(1,166) $(1,543) $ 3,317    $ 1,194   $(3,774) $    48  $  (842 )  $   889   $  (220) $   728
                        ========   =======  =======  ========  ========   =======  =======  ========  ========   =======  =======

LIQUIDITY AND CAPITAL RESOURCES

     Historically, the Company has financed its cash flow requirements through cash flows generated from operations, the issuance of securities and third party and bank financings. The proceeds from these financings and securities offerings were used to complete the Mark Goodson Acquisition, the Fremantle Acquisition and the LBS Acquisition, to finance the Company's operations, including the production of Baywatch and Baywatch Nights, and for general operating expenses.

     In April 1995, the Company secured a new $110.0 million, subsequently increased to $135.0 million, senior credit facility (the "Senior Credit Facility Agreement"), with a syndicate of lenders led by Chemical Bank. This facility currently consists of five tranches: (A) a term loan of $30.0 million (the "Term Loan" or "Tranche A") which was utilized to refinance existing bank debt incurred in connection with the Fremantle Acquisition; (B) a revolving credit facility of up to $20.0 million in the aggregate to be utilized for production and distribution of Baywatch, of which $14.0 million was initially utilized to refinance existing bank debt related to production of Baywatch for the 1994/1995 and 1995/1996 broadcast seasons (the "Baywatch Production Line" or "Tranche B");
(C) a revolving credit facility of up to $20.0 million in the aggregate for production and distribution of Baywatch Nights (the "Baywatch Nights Production Line" or "Tranche C"); (D) a revolving credit facility of up to $40.0 million to be utilized to finance certain working capital needs of the Company, of which $10.0 million was initially primarily used to refinance existing bank debt related to the Company's working capital needs and to pay certain fees in connection with the Senior Credit Facility Agreement (the "Working Capital Line" or "Tranche D") and (E) the $25.0 million Tranche E term loan described below. The Working Capital Line together with the Baywatch Production Line and the Baywatch Nights Production Line are referred to collectively as the "Chemical Bank Facilities." In connection with the Mark Goodson Acquisition, the Company effected a credit utilization of its working capital line in the form of a letter of credit (the "Letter of Credit") from Chemical Bank to fund its $25.0 million cash portion of the total purchase price. On November 13, 1995, the Senior Credit Facility Agreement was amended to provide an additional $25.0 million term loan under this facility ("Tranche E"), which increased the total facility to a maximum of $135.0 million, in order to refinance the Company's reimbursement obligations under the Letter of Credit. See
"Business -- Acquisitions." The obligations of the Company under the Chemical Bank Facilities, the Tranche A term loan and the Tranche E term loan are cross-collateralized. The Tranche A term loan matures on December 31, 1998. The Chemical Bank Facilities mature on April 13, 1999. The Tranche E term loan matures on April 13, 1999. Under the terms of the Senior Credit Facility Agreement, the amounts the Company may borrow under Tranche B, C, D are based upon the value of the collateral in the borrowing base which consists principally of accounts receivable of the Company. Borrowings under the Senior Credit Facility Agreement bear interest, at the Company's option, either (i) at LIBOR plus 2 3/4% (8.56% as of December 7, 1995) or (ii) at the Alternate Base Rate (which is the greater of Chemical Bank's Prime Rate, its Base CD Rate plus 1%, or the Federal Funds Effective Rate plus 1/2%) plus 1 3/4% (10.5% as of December 7, 1995), subject to reduction if certain financial ratios are satisfied. As of December 7, 1995 the Company has outstanding borrowings of $27.5 million under the Tranche A term loan, $25.0 million under the Tranche E term loan, $52.0 million under the Chemical Bank Facilities, and approximately $26.1 million was available for borrowing under the Chemical Bank Facilities. As an interim measure, the Company expects to repay certain amounts borrowed under the revolving Chemical Bank Facilities from a portion of the net proceeds of this offering. See "Use of Proceeds." Amounts repaid under the Chemical Bank Facilities may be reborrowed subject to the Company having an adequate borrowing base and meeting the conditions precedent to each borrowing.

     The Senior Credit Facility Agreement imposes a number of financial and other conditions upon the Company, including limitations on indebtedness, restrictions on the disposition of assets, restrictions on making certain payments (including dividends), restrictions on acquisitions and certain financial tests. In particular, the exercise by the Company of the Interpublic Option or consummation of any other acquisition may be subject to obtaining bank consent under the Senior Credit Facility Agreement. The Baywatch Production Line and the Baywatch Nights Production Line provide that certain conditions must be satisfied before funding of each season of the respective series and such conditions have been met for the 1995/1996 broadcast season of Baywatch and Baywatch Nights. The Tranche E term loan imposes a separate set of financial and other conditions upon the Company, including a requirement that "International Cash Flow," defined to mean all payments due to the LLC under the terms of its primary license agreement (other than with respect to the domestic exploitation of programs), be maintained at specified levels (or, in lieu thereof, that the Tranche E term loan be prepaid to specified levels). See
"Business -- Acquisitions."

     Except to the extent set forth below, under the terms of the Senior Credit Facility Agreement substantially all of the Company's cash collections are required to be paid into accounts maintained by Chemical Bank and applied to the repayment of the Company's obligations under the Chemical Bank Facilities. All of AAFII's cash collections are required to be paid into accounts maintained by Chemical Bank and applied, subject to certain exceptions for working capital, to interest and principal amounts outstanding under the Tranche A term loan until such time as the Term Loan is repaid in full. The Tranche A term loan is repayable in thirteen quarterly principal installments as follows: September 1995, $2.5 million (which amount was paid); December 1995, $2.5 million; March 1996, $.5 million; June 1996, $.5 million; September 1996, $3.0 million; December 1996, $3.0 million; March 1997, $1.0 million; June 1997, $1.0 million; September 1997, $3.0 million; December 1997, $3.0 million; March 1998, $1.0 million; June 1998, $1.0 million; September 1998, $4.0 million and a final installment due on the last business day of December 1998 (each such payment being subject to reduction from certain prepayments). The amount the Company is able to reborrow under the Chemical Bank Facilities is subject to the collateral pledged to the lenders having sufficient borrowing base value to support such borrowings. Substantially all of the Company's assets other than real property are pledged under the Senior Credit Facility Agreement.

     Under the $25.0 million Tranche E term loan which refinanced the cash portion of the purchase price payable by the Company in connection with the Mark Goodson Acquisition, the borrower is All American Goodson, Inc. ("AAG"), a newly-formed wholly-owned subsidiary of All American and the licensee of the world-wide distribution rights of the LLC, subject to certain existing licenses. Under the Tranche E facility, substantially all of the cash flow available to AAG from exploiting the Mark Goodson assets will be available, after reserving for earn-out payments to the Sellers and certain administrative, tax and other distributions to the LLC, to repay the Tranche E term loan. The Company has agreed to a "make whole" provision so that following the repayment in full of the Tranche E term loan (or earlier, in the case of certain acceleration events), each of the other members of the LLC will have received its equal share of LLC cash flow, together with interest to the extent that the Company received disproportionate use of cash. The "make-whole" will be payable out of the LLC's cash flow or, if accelerated in accordance with its terms, at the Company's option, in cash, shares of Common Stock or shares of Class B Common Stock (subject, in the latter case, to certain liquidity tests being met). Interpublic also has the benefit of certain "put" rights and the Company has the benefit of certain "call" rights and the Interpublic Option, with respect to Interpublic's membership interest in the LLC, the exercise of which could substantially reduce the Company's liquidity. See "Business -- Acquisitions." The Company's obligations to Interpublic are supported by guarantees by AAG and certain related licensees and secured by a second priority security interest, subject only to the first priority security interest of the lenders with respect to the Tranche E term loan in the assets and shares of AAG and the related licensees and the Company's direct or indirect membership interest in the LLC. In this connection, the lenders and Interpublic have entered into an Intercreditor Agreement with the Company relating to their respective rights in connection with the Tranche E term loan.

     In October 1993, the Company issued its 6 1/2% Convertible Subordinated Notes due 2003 (the "Notes") in the aggregate principal amount of $60.0 million. The Company received net proceeds of approximately $56.8 million from the issuance of the Notes. A portion of the proceeds were used to repurchase and retire all of the issued and outstanding shares of redeemable Series A Preferred Stock and redeemable Common Stock of the Company, to temporarily repay all amounts outstanding under its commercial bank facilities, and for general corporate purposes.

     The Notes were issued pursuant to a Fiscal Agency Agreement, dated as of October 6, 1993 (the "Fiscal Agency Agreement"), between the Company and BankAmerica National Trust Company, as Fiscal Agent (the "Fiscal Agent"). The Notes bear interest from October 6, 1993 at the rate of 6 1/2% per annum, payable semiannually in arrears on each April 1 and October 1. Interest on the Notes will be paid on the basis of a 360-day year of twelve 30-day months. The Notes will mature on October 1, 2003.

     The Notes are subordinated in right of payment to the prior payment in full of all Senior Indebtedness (as defined in the Notes and the Fiscal Agency Agreement) of the Company.

     The Notes are convertible into Common Stock, initially at a conversion price of $11.50 per share (equivalent to 86.957 shares of Common Stock for each $1,000 principal amount of Notes), prior to redemption or maturity. As of November 10, 1995, holders of $2.3 million principal amount of the Notes converted, or requested to convert, such Notes into 197,388 shares of Common Stock. The conversion price is subject to adjustment in certain events as set forth in the Fiscal Agency Agreement. The shares underlying certain of the Notes have been registered with the Securities and Exchange Commission (the "Commission") pursuant to an effective registration statement.

     The Notes may be redeemed, at the option of the Company, in whole or in part, at any time on or after October 1, 1996, at redemption prices commencing at 104.643% of par and declining each year thereafter to 100% of par in 2001 together with accrued but unpaid interest thereon through the date of redemption. The Notes may be redeemed at any time, as a whole but not in part, in the event of certain changes in United States tax laws. In case of any such redemption, the redemption price will be 100% of the principal amount of the Notes, together in each case with accrued interest to the date of redemption. The Notes are also subject to mandatory prepayment at 101% of par in the event
(i) the Common Stock is not listed for trading on any exchange or Nasdaq for 10 consecutive trading days or (ii) any person, other than certain executive officers and directors of the Company, acquires more than 50% of the total voting power of the Common Stock (with certain exceptions).

     During the nine months ended September 30, 1995, the Company used cash of $16.2 million in its operations which was an increase in cash usage of $7.5 million compared with the $8.7 million of net cash used by its operations for the nine months ended September 30, 1994. This negative cash flow from operations was due primarily to an increase in accounts receivables of $40.0 million (primarily from the strip syndication of Baywatch) and net additions to television program costs of $7.6 million (primarily related to the 1995/1996 broadcast season), partially offset by an increase in accounts payable, accrued expenses and royalties payable and due to producers and participations payable. The Company experienced a net increase in cash flow from financing activities of $25.4 million during the first nine months of 1995, primarily due to an increase in borrowings under the Company's production and working capital loans in excess of repayments. The Company expects, from time to time, to continue to experience negative cash flow from operations. Any such uses of cash flows are expected to be funded, pending receipt of anticipated licensing revenues, out of its lines of credit or outside sources.

     As described more fully below, the Company will have substantial capital requirements during the next twelve months principally arising from the acquisition, production and distribution of television programming and the continued release of record albums requiring related marketing, promotion and recording expenses. The commencement of the production of television programming for the 1995/1996 broadcast season has required the Company to incur substantial production costs in advance of generating revenues and receipts. Similarly, the Company plans to incur significant costs associated with its television distribution operations. The Company believes that its existing working capital together with net proceeds from the offering, borrowings under its bank line of credit, anticipated cash flows from operations and other available funding sources will be sufficient to meet its expected and resulting working capital needs for at least the next twelve months.

     The Company from time to time considers the acquisition of program rights and the expansion of its business through the acquisition of businesses complementary to the current operations of the Company. Consummation of any such acquisition or other expansion of the business conducted by the Company, if beyond the Company's capital resources, would be subject to the Company securing additional financing to the extent required.

  Television Production and Distribution

     In order to obtain television programming for distribution, the Company may be required to make advance cash payments to the producers of such programming. However, the Company generally attempts to avoid advance payment requirements by making minimum guarantees to producers or owners in connection with the acquisition of television programming. In addition, the Company has obtained letters of credit and other sources of bank financing to facilitate certain programming acquisitions. The Company may acquire domestic or foreign distribution rights to a particular television program in exchange for a minimum guarantee against a specified percentage of future licensing and/or advertising sales revenue less certain costs of distribution. These guarantees are typically subject to delivery of the completed programs. While the Company generally anticipates that it will recoup payments made under its guarantees from licensing fees and the sale of advertising time, the Company often is required to make payments under such guarantees in advance of generating revenues and receipts. Any expansion of the Company's business could require the Company to make substantially increased advance payments or provide guarantees to third parties. Further, there can be no assurance that such amounts will be recouped by the Company and, if not recouped, that such payments will not have a material adverse affect on the Company. In addition, the Company's working capital requirements in connection with its development and production activities relating to potential network programming are expected to substantially increase as a result of the Company's agreement, effective August 1995, with The David Gerber Company. See "Business -- Television Operations -- Domestic Television Production."

  Recorded Music Operations

     In the course of its distribution activities, the Company is responsible for funding all distribution activities, including producing, marketing, promoting and manufacturing recorded music for domestic distribution. In order to perform this responsibility, the Company has significant personnel and other overhead and marketing expenses, which require substantial capital.

     The Company currently has a roster of 15 active recording artists. Additionally, the Company contracts from time to time with other artists or entities for the production of recorded music for its special projects division. Such growth has required the Company to fund artist advances and recording costs. Artist advances, recording costs, recording studio and other overhead and marketing expenses are funded with cash flows from operations and by the Company's working capital credit facility.

     Minimum contractual commitments to existing artists totaled approximately $.4 million at November 13, 1995 and the Company will be required to spend additional sums for recording and marketing expenses for several artists in its current roster. The Company's receipt of periodic advances from its foreign distributors is dependent upon the Company meeting certain minimum delivery requirements under its foreign distribution agreement.

  Inflation

     The Company believes that the impact of inflation has not been significant to its financial condition or results of operations.

                                    BUSINESS

     The Company is a diversified entertainment company with significant operations in television production and distribution and recorded music production and distribution. The Company is a leading independent supplier of television programing, including the production and domestic distribution of Baywatch, currently one of the highest rated one-hour series in first-run syndication and seen in more than 100 countries around the world. In addition, the Company is one of the world's largest distributors of television game shows outside of the United States. In October 1995, in order to further strengthen its position in the game show business, the Company agreed to form a joint venture, which acquired substantially all of the assets of Mark Goodson Productions, L.P. and The Child's Play Company, including rights to The Price Is Right, Match Game, Password, Beat the Clock, Family Feud, Card Sharks, What's My Line, To Tell the Truth and other Goodson game show formats. The Company also distributes an extensive library of programming and has operated as an independent record producer since 1981.

BUSINESS STRATEGY

     All American's principal business strategies are to (i) develop, produce and distribute quality television programming on a world-wide basis; (ii) increase its library of programming for television distribution by both internal production and acquisition of rights from third parties; (iii) acquire assets or businesses complementary to its current operations; and (iv) develop its recorded music operations through acquiring both new and established artists and increasing sales from its catalog. The Company's acquisition strategy to date has resulted in the LBS Acquisition in February 1993, the Fremantle Acquisition in August 1994 and the Mark Goodson Acquisition in October 1995.

TELEVISION OPERATIONS

  The Television Industry

     The television industry may be broadly divided into three major segments: production, involving the development, financing and making of television shows; distribution, involving the promotion and exploitation of completed television shows; and broadcast, involving the airing or broadcast of programming over network affiliated stations, independent stations and cable or satellite television. The United States broadcast television market is served principally by network affiliated stations, independent stations and cable and satellite television operators. During prime time hours (primarily 8:00 P.M. to 11:00 P.M. in the Eastern and Pacific time zones and 7:00 P.M. to 10:00 P.M. in the Central and Mountain time zones), network affiliates primarily broadcast programming produced for the networks. In non-prime time, network affiliates telecast network programming, off-network programming (reruns), first-run programming (programming produced for distribution on a syndicated basis) and local programming produced by the local stations themselves. Independent television stations, during both prime and non-prime time, telecast self produced programming, off-network programming or first-run programming from independent producers or "syndicators." In general terms, a syndicator is a company that sells programming to independent television stations and network affiliates. Programming acquired by stations on a syndicated basis is acquired either for a cash license fee or in exchange for a certain amount of commercial advertising time within the program which is retained by the syndicator for sale thereby to advertisers ("barter"), or for a combination of cash and barter.

  Domestic Television Production

     In May 1991, the Company acquired the rights to produce the weekly action drama series Baywatch starring David Hasselhoff. Baywatch is currently one of the highest rated series in first-run syndication in the United States. In December 1991, the Company also acquired the domestic rights to distribute the original episodes on a strip basis (i.e., Monday through Friday). The original 23 episodes were produced by a third party and aired on the NBC network during the 1989/1990 broadcast season. Broadcast of the Baywatch episodes produced by the Company commenced in the United States in September 1991. Since it began producing Baywatch for the 1991/1992 broadcast season the Company has produced and delivered an aggregate of 88 episodes of Baywatch through the 1994/1995 broadcast season.

     The Company has completed production of 22 episodes and delivered ten episodes of Baywatch for the 1995/1996 broadcast season through September 30, 1995. Additionally, the Company has recently launched the domestic rerun syndication of 111 previously aired episodes of Baywatch on a strip basis to commence during the 1995/1996 broadcast season. See "-- Domestic Television Distribution."

     Based upon the success of its Baywatch series and the popularity of its star, David Hasselhoff, the Company is producing a Baywatch spin-off, Baywatch Nights for exhibition in first-run syndication. Baywatch Nights has been licensed for the 1995/1996 broadcast season to television stations covering more than 96% of the U.S. market, and the Company is the exclusive domestic and, through AAFII, the exclusive international distributor of the series. Through September 30, 1995 the Company has produced and delivered ten of the planned 22 episodes of Baywatch Nights.

     The Company is also a producer of several hour-long dramatic series, numerous specials and movies of the week and musically oriented television programs. The Company's production approach has been and continues to be to focus on the one-hour action drama format with each format based around a well known television star to ensure both domestic and international appeal. The Company's production philosophy has been and continues to be to keep production costs low through cost effective production techniques and then to secure advance foreign commitments and pre-sell advertising time to cover production costs up front.

     In July 1995, the Company entered into an arrangement with The Gerber Company ("TGC") pursuant to which the operations of TGC will be incorporated into the Company's future television development and production operations for a two-year term commencing in August 1995, subject to a one-year renewal option in favor of the Company. Pursuant to this arrangement David Gerber will render exclusive services to the Company, subject only to his involvement with certain pre-existing projects. The Company will pay TGC specified fees in consideration for David Gerber's services with respect to projects produced during the term of the agreement. In addition, TGC is entitled, with respect to network projects, to maximum specified percentages of adjusted gross receipts or net profits after taking into account certain third party participations and, with respect to domestic syndication projects, to a maximum specified percentage of net profits after taking into account total third party participations. Mr. David Gerber, formerly a senior executive of both Columbia Pictures Television and MGM Television, has assumed the position of President, All American Television Production, Inc., a wholly-owned subsidiary of the Company, and heads a team of up to eight additional production personnel. Mr. Gerber is responsible for developing programming for both network television and, to a lesser extent, first-run syndication. While head of television programming at a major studio, Mr. Gerber was responsible for television projects such as thirtysomething and In The Heat Of The Night. TGC is currently developing movies-for-television and episodic series for potential network exhibition.

  Domestic Television Distribution

     In addition to producing Baywatch, the Company distributes the show domestically to independent broadcast stations. During the 1994/1995 broadcast season, the Company licensed the show to independent broadcast stations covering approximately 99% of the United States television market. The 1995/1996 broadcast season represents the fifth consecutive season for which the Company has produced and domestically distributed the show. Through November 10, 1995, Baywatch had been licensed for the 1995/1996 broadcast season to television stations covering approximately 99% of the United States television market.

     The Company has launched a domestic rerun ("strip") syndication package of 111 previously aired Baywatch episodes (23 episodes originally produced by a third party and 88 episodes by the Company) for broadcast during the 1995/1996 and 1996/1997 broadcast seasons ending September 1997 (at which time such episodes are licensed to USA Networks pursuant to the license described below). Domestic rerun syndication typically involves the exhibition of programming five days a week on local television stations and/or cable services after first-run exhibition. Typically, to be successful in rerun syndication, a television series must have at least 65 episodes (the equivalent of three full television seasons). Through November 7, 1995, the rerun syndication package has been licensed to television stations covering more than 93% of the United States television market on a cash and barter basis and the Company continues to actively market the package. As of November 10, 1995, the Company has generated approximately $19.0 million of cash sales (i.e., excluding barter) related to the domestic strip licensing of Baywatch and, in addition, will generally retain three minutes of advertising time per telecast. The cash sales will be collected ratably over the term of the strip license period.

     In addition to producing the new series Baywatch Nights, the Company is distributing the show domestically and internationally. Through November 10, 1995, Baywatch Nights had been licensed for the 1995/1996 broadcast season to television stations covering more than 96% of the United States television market. The Company has entered into a sublicensing agreement for the distribution of the show throughout Continental Europe.

     The Company has entered into an exclusive license agreement dated as of May 1, 1995 with USA Networks in regard to the licensing of up to 110 episodes of Baywatch, 22 episodes of Sirens, and 22 episodes of Acapulco H.E.A.T. and, under certain circumstances, up to 22 episodes of Baywatch Nights. The license agreement is exclusive in the United States, its territories and possessions (including Puerto Rico) over all forms of transmission by all means (including, without limitation, free over-the-air broadcasts, basic and pay cable, or via video on demand), other than via continuous first-run syndication and other than the rerun strip syndication of the first 110 episodes of Baywatch during the period commencing June 26, 1995 through September 19, 1997. The initial term of the license agreement commenced in May 1995 for Acapulco H.E.A.T. and October 1995 for Sirens, and will commence in September 1996 for Baywatch Nights (subject to further agreement between the parties if the series is renewed for the 1996/1997 broadcast season) and September 1997 for Baywatch with a common termination date of September, 2000 for all four shows. Revenue will be recognized on commencement of the license period for each show. The minimum license fee aggregates $25.3 million payable in 36 equal monthly installments of approximately $.7 million commencing September, 1997 through August, 2000. The license agreement also provides that in the event Baywatch is produced for first-run syndication during the 1996/1997 or the 1997/1998 broadcast seasons and certain conditions concerning the availability of the leading performers of the series are met (or waived by USA Networks), USA Networks is obligated to extend the license to include such broadcast seasons and the minimum license fee is increased by specified amounts. USA Networks also has certain options to extend the term of the license for up to four years for additional specified consideration.

     In January 1995, the Company reached an understanding with United Television/Chris Craft Industries, Inc. ("Chris Craft") whereby the Company was engaged commencing with the then remaining portion of the 1994/1995 broadcast season through September 1997 as the exclusive domestic television distributor for The Richard Bey Show, a daily afternoon one-hour talk show. Chris Craft has retained the right, which right must be exercised on or prior to December 1, 1995, to buy-out the Company's distribution of the show during the 1996/1997 broadcast season at a price equal to the Company's distribution fee that season. Chris Craft has agreed to deliver 39 weeks of original one-hour programs during each 52 week broadcast season and to air The Richard Bey Show on Chris Craft's six owned and operated stations (WWOR New York, KCOP Los Angeles, KBWK San Francisco, KMSP Minneapolis, KUTP Phoenix, and KPTV Portland).

  Fremantle International

     In August 1994, the Company completed the Fremantle Acquisition. As a result of the Fremantle Acquisition, the Company currently produces and distributes approximately 90 game shows in 28 countries. The Company's programming outside the United States has expanded to include the foreign distribution rights to such shows as The Price Is Right, The Dating Game, $25,000 Pyramid, Jeopardy and Let's Make a Deal. The Company now distributes, and in some cases locally produces, game shows throughout Europe, Asia, Australia and South America. The Company believes that it is one of the world's largest suppliers of television game shows outside the United States.

     During the 1960's, Fremantle (founded in 1952) pioneered the international production of U.S.-created television formats with Romper Room which was produced in local versions by Fremantle in 29 countries and 9 languages. During this period, Fremantle also became involved with game show formats through an affiliation with Mark Goodson Productions, LP, among others. Fremantle licensed and, in some cases, locally produced such shows as The Price Is Right, Family Feud, Password and Concentration in various European countries. During the 1970's and 1980's, Fremantle developed licensing arrangements with a number of the largest game show producers in the U.S. In the late 1980's, a minority stake in Fremantle was acquired by Interpublic whose subsidiary advertising agencies, Ammirati, Puris & Lintas Worldwide, McCann-Erickson Worldwide and The Lowe Group, are among substantial buyers of television time in Europe. Interpublic increased its interest in Fremantle to an 80% interest in 1991 and, immediately prior to the time of the Fremantle Acquisition, acquired the 20% balance in Fremantle owned by the original founder of Fremantle.

     The Company distributes and, in some cases, produces game shows pursuant to licensing contracts ("producer contracts") with various producers who control the rights to specific game show formats (e.g., The Price Is Right, The Newlywed Game, Let's Make A Deal, etc.). The Company licenses the right to create and/or to distribute game shows on a local basis in various international territories using the successful U.S. format. Thus, for example, the Company produces German language versions of The Price Is Right and Let's Make A Deal which include German hosts and contestants and which are televised in the German market.

     The rights derived from the producer contracts are sub-licensed to broadcast outlets in mostly Western European territories ("sub-license contracts") with major television exhibitors. These sub-license contracts have terms which generally range from one to three years with renewal options. While the sub-license contracts are generally of a short term nature, the risk of their non-renewal is, as historically determined, largely a function of ratings performance. In a number of cases, the Company's programs are among the top rated programs in their time slots in their markets. There is no assurance that the Company can continue to achieve the ratings necessary to cause the programs to be renewed or that the programs will be renewed. The producer contracts generally include provisions or are subject to a course of dealing which allow Fremantle or the Company to retain distribution rights indefinitely (except in certain circumstances where there is a specific outside term) under expired producer contracts on stations in those territories in which the show is already being broadcast. In such a case, the Company would not have the right to sell the show into new territories unless a new contract were negotiated, thereby limiting certain growth opportunities. By virtue of the Mark Goodson Acquisition, the Company will be in a position to expand Fremantle's business with respect to Goodson game show formats in new territories. See "-- Mark Goodson Productions."

     Developing strong international distribution capabilities has complemented the Company's existing production business. For example, the Company is self-distributing Baywatch Nights in both the domestic and international marketplace. Fremantle's management is broadly experienced in the various facets of international television production and distribution, and it has strong links with the advertising community.

  Mark Goodson Productions

     Mark Goodson Productions, L.P. ("Goodson"), has been a well-known producer of television game show programs. Since 1946, Goodson has produced over 30,000 episodes of television programming, totaling approximately 17,000 broadcast hours. Goodson was the creator of and, pursuant to the Mark Goodson Acquisition, has transferred ownership rights to the following game show formats to a limited liability company (the "LLC") jointly owned by the Company and Interpublic (and managed by the Company):

Beat The Clock          Get The Message         Password Plus           The Better Sex
Blockbusters            He Said, She Said       Play Your Hunch         The Match Game
Body Language           Hit the Jackpot         Rate Your Mate          The Name's The Same
By Popular Demand       It's News To Me         Say When!               The Price Is Right
Call My Bluff!          Judge For Yourself      Showoffs                To Tell the Truth
Card Sharks             Make The Connection     Snap Judgment           Trivia Trap
Child's Play            Mindreaders             Split Personality       Two For The Money
Choose Up Sides         Missing Links           Spin to Win             Winner Take All
Double Dare             Now You See It          Super Password          What's My Line?
Family Feud             Number Please           Tattletales             What's Going On
New Family Feud         Password                That's My Line

     Goodson produced television programming for network broadcast and television syndication in the United States, and licensed the rights to its game show formats to international licensees for local television production outside the United States. Currently the only Goodson show in initial network exhibition is "The Price Is Right", in its 24th season, hosted by Bob Barker and exhibited on the CBS Television Network as a day-time program. The Company expects that negotiations will commence with CBS with respect to the 1996/1997 broadcast season in early 1996 although there is no assurance that the series will be continued. During the 1994/1995 broadcast season, Goodson also produced "New Family Feud" hosted by Richard Dawson and exhibited in first-run syndication through All American.

     The LLC currently licenses the rights to its game show formats to international licensees (including Fremantle) who produce local versions of the shows for broadcast outside the United States. The Price Is Right, for example, is licensed for production in eight foreign countries and is known as Le Juste Prix in France, Der Preis Ist Heiss in Germany and El Precio Justo in Spain.

     The Goodson game show formats are currently broadcast in approximately 26 foreign markets. Many formats, including Blockbusters, Card Sharks, Family Feud, Now You See It, The Price Is Right and To Tell the Truth, are licensed in more than one foreign country.

     In addition to rights to the use of its formats for new production, Goodson also transferred ownership to the LLC of a library of tapes of previous game show episodes. This library, which includes almost 17,000 broadcast hours of programming and approximately 30,000 episodes, is one of the largest game show libraries in the world. Goodson has maintained high-quality tapes covering a substantial proportion of its production. Prior to the Mark Goodson Acquisition, Goodson entered into a license agreement with the Sony Game Show Channel, which license has been assigned to the LLC. The Sony Game Show Channel (the "Channel") is a cable service dedicated to the broadcast of game show material. For existing episodes, the Goodson license to the Channel provides for certain exclusivity rights in the United States and Canada in favor of the Channel other than for standard broadcast television. The license also covers new episodes produced by third parties under format licenses. For certain other new game show series, the Channel has certain first negotiation rights. The term of the license expires on October 11, 1997 unless extended or renewed. See
"-- Acquisitions" for a description of the Mark Goodson Acquisition.

  Library

     Television programming currently distributed or represented by the Company consists of a library of more than 135 motion pictures, including contemporary titles such as Split Decision starring Gene Hackman, The Long Walk Home starring Whoopi Goldberg and Sissy Spacek, and Defenseless starring Sam Shepard and Barbara Hershey, various specials and 11 Bob Hope classic titles. The Company distributes All American Feature Theater, a package of feature length motion pictures acquired by the Company in separate agreements with Vision International, Skouras Pictures and New Visions Entertainment, among others. The Company also distributes other programming including a mini-series titled Sherlock Holmes: Incident at Victoria Falls, and documentary series. In addition, the Company acquired certain programming rights from Blair Entertainment Corporation and John Blair Communications, Inc. (collectively "Blair") in June 1992, including distribution rights to Divorce Court.

     The Company distributes children's television programming consisting of both television series and animated feature films including Heathcliff and Inspector Gadget. In February 1993, the Company entered into a long term sublicense agreement with The Family Channel for the animated series Heathcliff for the domestic cable and syndication markets.

     The Company has been building an extensive library of programming to support its distribution activities. The Company currently distributes, represents or owns participation interests in more than 135 motion pictures and more than 50 television series, and a variety of children's programming and live-event specials. The table below sets forth certain of these properties as of the date hereof:

SERIES                 Baywatch, Baywatch Nights, Acapulco H.E.A.T., America's Top Ten,
                       BeachClash, Divorce Court, Sirens, Stuntmasters, Tales From The
                       Darkside
GAME SHOWS             Mark Goodson Productions Library, The Dating Game, $25,000 Pyramid
CHILDREN'S SERIES      Bots Master, Heathcliff, Inspector Gadget, M.A.S.K.
MOTION PICTURES        Agatha, Bad Influence, Care Bears Movie, Care Bears Movie II, Eye of
                       the Tiger, Lady Beware, Defenseless, Eddie and the Cruisers II, Freeze
                       Frame, The Gate, Ghostwriter, The Grey Fox, Hansel and Gretel, Heat,
                       He's My Girl, It Nearly Wasn't Christmas, The Long Walk Home, Split
                       Decision, Straight Time, Sword of Gideon, Wild Orchid, The Wraith
BOB HOPE CLASSIC
  FILMS                My Favorite Brunette, Road to Rio, The Great Lover, The Lemon Drop Kid,
                       Son of Paleface, Road to Bali, Seven Little Foys, Cancel My
                       Reservation, How to Commit Marriage, The Private Navy of Sgt.
                       O'Farrell, Paris Holiday
SPECIALS               The Boy King, Christmas at the Movies, The Elvis Files, Exploring
                       Psychic Powers, Madonna Exposed, Mysteries of the Pyramids, Remembering
                       Marilyn, Return to the Titanic, The Royal Family -- In Crisis, The JFK
                       Conspiracy, The Kennedy Assassinations
MINI-SERIES            Around the World in 80 Days, Sherlock Holmes: Incident at Victoria
                       Falls, Sherlock Holmes and the Leading Lady

     The distribution terms and rights vary as to media and geographic area for each program, but are generally for representation or distribution throughout the United States except for the game shows, which are for distribution internationally. Extensions of the term may be available in certain cases if the Company meets pre-defined performance standards. The Company intends to seek extensions of the distribution periods for these properties on satisfactory economic terms although there is no assurance the Company will be able to do so.

  Acquisition of Properties for Distribution

     The Company generally acquires properties for television distribution by entering into agreements with producers/owners or by producing or co-producing its own programs. The Company's distribution agreements generally provide that the revenues derived from the program are allocated between the producer and the Company on a pre-negotiated basis. Acquisitions are based on projected station demand and acceptance as well as expected advertiser sponsorship.

     Under some arrangements, the Company will guarantee that the producer's share of revenues will not be less than a specified dollar amount. In other instances, the Company will provide the producer with a production advance, in which case the Company usually recoups such advance before making any remittance of the producer's share of revenues. Where possible, the Company has endeavored to limit its risk by arranging for other distribution or major station groups to provide production, financing and/or distribution services in exchange for a portion of the Company's fees.

     In addition to United States television broadcast rights, the Company also acquires, where available on acceptable terms, world-wide broadcast television and non-standard television distribution rights (such as cable and videocassette rights) to the programs it distributes. These acquisitions are typically on a long-term exclusive basis, often between three and twelve years, in some cases with various renewal options, and may provide that the Company has the right to undertake production of the program in the event the producer fails to deliver the contracted programming.

  Competition; Concentration

     Competition in the production and distribution of television programming is intense. The Company's programming competes with other first-run programming, network reruns and programs produced by local television stations. The Company competes with many other companies that have been acquiring, producing and distributing programs for longer than the Company, and most of these companies have greater financial resources than those of the Company. These competitors include large television and film studios such as the Walt Disney Company, Paramount Communications Inc., Columbia Pictures Television, 20th Century Fox Film Corp., MCA Inc., and Warner Bros. Inc., as well as other television distribution companies such as King World Productions, Inc. The Company also competes with other companies for the sale of television advertising time, including Tribune Broadcasting Co./Entertainment Co., Viacom International, Inc. and King World Productions, Inc.

     The Company's success is highly dependent upon such various unpredictable factors as the viewing preferences of television audiences. Public taste is unpredictable and a shift in demand could cause the Company's programming to lose its appeal. Television programming also competes for audiences with many other forms of entertainment and leisure time activities, some of which include new areas of technology (e.g., video games and home video), the impact of which on the Company's operations cannot be predicted.

     During the years ended December 31, 1994, 1993 and 1992, The Fremantle Corporation, a corporation not affiliated with the Company, accounted for 13%, 17% and 20% of consolidated revenues, respectively. In 1994, licensing contracts with three producers represented 75% of gross revenues of AAFII; the Goodson license represented 44% of such gross revenues and expired in December 1994 (subject to certain provisions which maintain the continuing effectiveness of such license as to existing programming in existing territories); the Hatos Hall license represented 24% of such gross revenues and will expire in March 1996; and the Columbia license represented 7% of such gross revenues and expired in 1992. As of October 1995, in connection with the Mark Goodson Acquisition, a wholly-owned subsidiary obtained world-wide distribution rights to the formats and tapes in the Mark Goodson Productions Library, subject to certain existing licenses. See "-- Acquisitions."

ANCILLARY BUSINESSES

     The Company generates additional revenue by merchandising certain of its television properties, principally Baywatch, and developing on-line and interactive applications as well. The Company also retains music publishing rights with respect to its television and recorded music products to the extent possible.

ACQUISITIONS

     The Company from time to time considers the acquisition of program rights and the expansion of its business through the acquisition of assets or businesses of other entities engaged in businesses complementary to the current operations of the Company. As part of the implementation of its strategy to acquire assets that increase production and distribution capabilities, the Company significantly expanded its international television production and distribution operations with the Fremantle Acquisition in August 1994 and its potential world-wide expansion in the television game show business with the Mark Goodson Acquisition consummated in October 1995.

     The price for the stock and assets of Fremantle consisted of $31.5 million in cash, 630,000 shares of Common Stock and 25,200 shares of newly created Series B Convertible Preferred Stock (which have been converted into 2,520,000 shares of Class B Common Stock) (collectively, these securities represent an approximate 23% interest in the Company on a fully diluted basis). Additionally, the Company incurred transaction costs of $1.0 million. Upon consummation of the Fremantle Acquisition, certain international programming rights (excluding programming rights under the Goodson contract) were transferred to the Company and 100% of the non-voting equity of Fremantle (representing 99% of total outstanding equity) was transferred to the Company.

     As of October 6, 1995, the Company consummated an Asset Purchase Agreement pursuant to which a newly-formed limited liability company (the "LLC"), jointly owned, directly or indirectly by the Company and Interpublic, acquired substantially all of the assets (excluding assets relating to the lottery business) and to assume certain specified liabilities (the "Mark Goodson Acquisition") of Mark Goodson Productions, L.P. and The Child's Play Company (collectively, the "Sellers"). The purchase price consisted of payment by the Company of $25.0 million in cash and issuance by Interpublic of $25.0 million in its common stock to the Sellers, together with a contingent earn-out described below. Under the earn-out, the LLC will initially pay to an assignee of the Sellers a specified percentage of "Domestic Net Profits" (i.e. generally gross receipts less production costs, if applicable, a distribution fee to the Company under certain circumstances and residual payments) realized from the exploitation in the U.S. and Canada (currently, primarily consisting of "The Price Is Right") of the Goodson game shows and other purchased television formats during the five-year period following October 6, 1995 (which period is subject to extension for an additional five years if total earn-out payments do not equal $48.5 million, in which case the earn-out shall be payable in neither a minimum nor a maximum amount). The specified percentage of Domestic Net Profits payable to the Sellers with respect to "The Price Is Right" is 75% during the network exhibition of the program during the five years after October 6, 1995 and otherwise the specified percentage is generally 50% for other programs. However, the earn-out does not apply to any net profits realized from the international exploitation of any of the purchased game shows or other purchased television formats.

     The LLC has entered into a long-term license with a wholly-owned subsidiary of the Company which will exploit, in consideration of customary distribution fees and recoupment of certain out-of-pocket expenses, all of the Goodson formats world-wide. Accordingly, while the Company's ownership interest resulting from the Mark Goodson Acquisition will be limited to a 50% interest, the Company controls the world-wide exploitation of the underlying rights, subject only to the rights under existing licenses including the existing Fremantle license. The Company's wholly-owned subsidiary has entered into a sublicense of the right to continuously exploit "The Price Is Right" on U.S. network television during the earn-out period to a wholly-owned subsidiary of Interpublic, which has hired an affiliate of Goodson as producer of the show on a "for hire" basis under an agreed-upon production budget.

     Interpublic and the Company have entered into an agreement pursuant to which the Company has a six-month option to acquire Interpublic's undivided 50% share in the LLC commencing April 30, 1996 for $25.9 million (increasing during the option exercise period at a rate of 7% per annum). No determination has been made by the Company whether or not to exercise the Interpublic Option, which determination may be based upon, among other things, the availability of sufficient resources to exercise the option, the renewal or non-renewal of The Price Is Right and management's business judgment as to the best use of the Company's resources during the option exercise period.

     In addition, under the operative documents relating to the LLC, Interpublic has certain rights to "put" its interest in the LLC to the Company and the Company has certain additional rights to "call" Interpublic's interests, under the circumstances specified below. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     In the event that the Company merges or consolidates with another entity and the Company is not the surviving entity or if any person other than Anthony
J. Scotti (together with certain members of his immediate family) beneficially owns more than fifty percent (50%) of the Company's Common Stock (a "Change in Control"), Interpublic shall have the right to "put" (the "Change in Control Put") or the Company will have the right to "call" (the "Change in Control Call") Interpublic's interest in the LLC for an amount equal to Interpublic's net capital contribution together with a rate of return equal to 12% per year based on Interpublic's average outstanding capital contribution. In addition, Interpublic will also have an additional "put" right (the "Ordinary Put") to the Company following the time when it has been "made whole" by the LLC from ordinary distributions (subject to acceleration of such rights in the event of a "make whole default" (as defined) by the Company or a "change in ownership" (i.e. beneficial ownership by Anthony J. Scotti, Benjamin J. Scotti and related persons of less than 10% of the outstanding shares of Common Stock). The "put" purchase price of the Ordinary Put will be based upon a specified multiple of the LLC's "average operating income" (as defined), together with any unpaid "make whole," and will be payable by the Company in cash as follows: 50% immediately, with the balance (plus interest) in three equal annual installments. The Company also has the right to an additional "call" at any time after the second anniversary of the escrow closing for an amount equal to $25.0 million plus the then unpaid "make whole" due to Interpublic. Interpublic can reject the foregoing "call" by the Company in which case the future right to exercise an Ordinary Put shall expire.

RECORDED MUSIC OPERATIONS

  The Recorded Music Industry

     According to statistics released by the Recording Industry Association of America, Inc., sales in the United States recorded music industry increased 20% during 1994 to $12 billion, based in part on the shipment of 1.1 billion units of records, tapes, compact discs ("CDs") and music videos. Industry wide unit shipments of CDs grew 33.6% compared to new shipments in 1993. CDs also generally have a higher wholesale price and per unit gross profit margin than vinyl records and tapes. However, recordable CD, digital audio tape ("DAT") and digital compact cassette ("DCC") technology has recently been introduced into the marketplace and enables consumers to make high quality duplicates from original CDs and DATs. In the absence of adequate copyright protection, recordable CD, DAT and DCC technology may affect industry sales of CDs, DATs and DCCs. It is not possible to predict the extent to which such sales will be affected.

  Recorded Music Artists and Catalog

     The Company's recorded music division has been in business for approximately 14 years, nine years as a custom label and approximately the last five years as a full service operation. During this period, the Company has released approximately 140 albums of individual artists, groups and motion picture soundtracks. The Company's current roster is comprised of 15 active artists, including soul singer James Brown and music humorist "Weird Al" Yankovic, whose latest album, entitled Permanent Record (Box Set), includes the separately released single Headline News which is also the subject of a music video produced by the Company. The Company has recently changed the product mix of its new recorded music product to focus more on urban and alternative music, due in part to the success of these music styles and in this connection has launched a new label named Street Life which markets and promotes urban and rap records. The following table sets forth certain of the albums in the Company's catalog:

"WEIRD AL" YANKOVIC    Permanent Record (Box Set), Greatest Hits Vol. II, Alapalooza, Dare to
                       be Stupid, Even Worse, The Food Album, Greatest Hits, In 3-D, Off the
                       Deep End, Polka Party
JAMES BROWN            Gravity, Greatest Hits of the Fourth Decade, Greatest Hits-Live, I'm
                       Real, Living in America, Love Overdue, Universal James, Live at the
                       Apollo
SKEE-LO                I Wish
SURVIVOR               Caught in the Game, Eye of the Tiger, Greatest Hits, Moment of Truth,
                       Premonition, Vital Signs, When Seconds Count
E.L.O. PART II         Electric Light Orchestra Part 2, Greatest Hits-Live
THE NYLONS             Four on the Floor, Live to Love, Because, Harmony (The Christmas LP)
SWEET SABLE            Old Time's Sake
12 GAUGE               12 Gauge, Let Me Ride Again
FREDDIE JACKSON        Private Party
COUNT BASIE,           Jazz Fest Masters
SARAH VAUGHN,
DIZZY GILLESPIE
EDDIE & THE CRUISERS   Eddie: The Unreleased Tapes

JOHN CAFFERTY &        Roadhouse, Tough All Over
THE BEAVER BROWN BAND
SOUNDTRACKS            Baywatch, Never Talk to Strangers, Another 48 Hours, Cliffhanger,
                       Cobra, Eddie & The Cruisers, Eddie & The Cruisers II: Eddie Lives,
                       Rambo III, Revenge of the Nerds, Rocky IV, The Transformers, UHF

  Music Distribution

     Music distribution includes the sale and physical delivery of product to retailers and the collection of the related receivables. Generally, the recorded music industry attempts to restrict the return to the distributor of products that remain unsold through the use of penalties on the percentage of delivered products that are returned.

     Since September 1990, the Bertlesmann Music Group ("BMG") has provided certain distribution functions (including physical delivery of the product, collection of receivables and certain sales functions) pursuant to a five year (twice extended to December 31, 1995) domestic distribution agreement with the Company for which BMG receives a distribution fee. The Company is responsible for all other activities, including producing, marketing, promoting and manufacturing recorded music product for domestic distribution. This arrangement requires the Company to fund various costs and, as a result, is riskier to the Company than its previous "custom label" arrangement. However, this arrangement has the potential for resulting in increased per unit gross profit to the Company. The Company, at its option, may permit its agreement with BMG to continue past December 31, 1995 under the existing terms of such agreement until such time as the Company has provided BMG with ninety (90) days prior notice of its intent to terminate the term of the agreement. The Company notified BMG of its intent to terminate the BMG contract unless a new agreement can be reached on more favorable terms to the Company. Although the Company believes that it will be able to renegotiate the BMG contract or enter into a new contract with a different distributor on more favorable terms, no assurance can be given that the Company will be able to obtain such a contract. BMG has the right to withhold certain amounts in reserve upon notification of termination of this agreement. The Company owns 64-track digital and 24-track recording facilities which enable the Company to produce recordings at a reduced cost in comparison with the cost of using outside facilities. The agreement with BMG may also be terminated by BMG if Anthony J. Scotti ceases to perform certain managerial functions in respect of artists and promotion in the recorded music operations of the Company. During the years ended December 31, 1994, 1993 and 1992, sales through BMG accounted for approximately 11%, 14% and 20% of consolidated revenues, respectively.

     The Company has extended, effective July 1, 1995, its existing foreign record distribution agreement with PolyGram S.A. ("PolyGram") solely with respect to current catalog product for five years, expiring June 30, 2000. PolyGram provides the Company with distribution and collection of record sales for which the Company earns a royalty based on records sold throughout the world (net of reserves for returns), excluding the United States, Canada and Japan. PolyGram is responsible for all costs and expenses in connection with manufacturing, marketing, promotion and distribution in its territories.

     The Company has entered into arrangements with other companies for distribution of the Company's recorded music products in Canada (Attic) and Japan (Pony/Canyon, Inc.). These arrangements provide for advances to the Company against royalties to be earned by the Company on records sold. The Company is in discussion with other companies concerning the distribution of new product in the PolyGram territories.

  Marketing and Promotion

     Marketing involves advertising and otherwise gaining exposure for recordings and artists through public performances and magazines, radio and television, other media and point-of-sale material. Promotion consists of efforts to obtain air play by radio stations of the recordings in coordination with the marketing and distribution programs. Under its arrangement with BMG, the Company is responsible for all such domestic activities and expenses.

     Because the success of recording artists and releases is highly dependent upon consumer tastes and critical response, as well as public awareness of recording artists, the level of marketing and promotional activities and expenses necessary in any particular instance cannot be predicted with certainty.

     The production of music videos to accompany certain major record releases has become a promotional necessity and an additional financial burden to the releasing company. These videos may significantly increase the losses on any individual release should such recording not be successful, or increase revenues on a successful recording.

  Concentration and Competition

     There are six major record distribution companies: WEA, Inc., Sony Music, BMG, PolyGram, Capitol Records/EMI (CEMA) and MCA Records, Inc. (UNI). The combined sales of these companies (with the inclusion of their independent distribution) represent substantially all of the sales in the record industry. Significant consolidation has occurred through the acquisition by these major companies of smaller recorded music companies, such as the acquisitions by PolyGram, the Company's primary foreign distributor, of A&M, Island Records and Motown Record Corp.

     The success of any musical release depends upon unpredictable and changing factors such as the individual tastes of critics and consumers. The capital resources, artist rosters and retail penetration of the "major" recorded music companies are significantly greater than those of the Company. The greater capital resources of the "majors" would permit them to withstand longer periods of low rates of successful releases.

     The relatively large number of artists under contract with a "major" could tend to increase the absolute number of profitable records produced by such a company; however, there are also inherent risks of producing relatively large numbers of unsuccessful products. While the Company has several successful artists under contract, each of the "majors" have far larger numbers of such artists under contract and may therefore be less affected than the Company by a single success or failure.

     Through the Company's arrangement for distribution with BMG and PolyGram, the Company seeks to take advantage of the distribution facilities of two of the "majors" and their inherently greater market penetration.

                                   MANAGEMENT

     Directors of the Company are elected annually by the stockholders to serve for a term of one year or until their successors are duly elected and qualified. Set forth below is certain information concerning each person who is presently an executive officer or director of the Company.

            NAME                                        POSITION                           AGE
-----------------------------  ----------------------------------------------------------  ---
Anthony J. Scotti**..........  Chief Executive Officer and Chairman of the Board           55
Myron I. Roth**..............  President, Chief Operating Officer and Director             62
Thomas Bradshaw**............  Chief Financial Officer, Senior Executive Vice President    53
                               and Director
Sydney D. Vinnedge...........  Senior Executive Vice President and Director                51
Benjamin J. Scotti...........  Senior Executive Vice President, Executive Vice             58
                               President -- Records Group and Director
Lawrence E. Lamattina........  Chief Executive Officer and President -- All                50
                               American/Fremantle Television Group and Director
Gordon C. Luce*+.............  Director                                                    70
R. Timothy O'Donnell*+++.....  Director                                                    40
David A. Mount*+++...........  Director                                                    52
Eugene P. Beard..............  Director                                                    60

---------------

 * Member of Stock Option Committee

** Member of Executive Committee

 + Member of Compensation Committee

 ++ Member of Audit Committee

     Each of the persons listed above (other than Messrs. Lamattina, O'Donnell, Mount and Beard) assumed the positions listed above on February 25, 1991, the date SBEI merged (the "Merger") into All American Television, Inc., the legal predecessor to the Company. Prior to such date, Anthony J. Scotti and Mr. Vinnedge were already Directors of such predecessor.

     ANTHONY J. SCOTTI was a co-founder of the Company and has been a director of the Company since its inception in 1982. He became Chief Executive Officer and Chairman of the Board on February 25, 1991. In 1974, he co-founded the predecessor to SBEI and served as Chief Executive Officer and Co-Chairman of SBEI from 1974 through February 25, 1991. Mr. Scotti is the non-executive Chairman of the Board of LIVE Entertainment Inc. (entertainment software) and also served as a consultant to Carolco Pictures Inc. Mr. Scotti's services, under the terms of his employment agreement with the Company, are rendered on a full time basis during normal working conditions; provided, however, that Mr. Scotti is entitled to devote such reasonable amount of time, as Mr. Scotti shall determine, on certain business activities in addition to Mr. Scotti's services to the Company and such activities may be conducted by Mr. Scotti in various areas of the entertainment industry.

     MYRON ROTH joined SBEI in December 1990 as President and Chief Operating Officer, and he assumed the same titles and became a director of the Company on February 25, 1991. From November 1988 to November 1990, Mr. Roth was Senior Vice President and General Manager for CBS Records West Coast, where he was responsible for coordinating all of the activities of CBS's West Coast operations in the records division. Prior to joining CBS Records, Mr. Roth was President of MCA Records from May 1986 to November 1988, and Executive Vice President of MCA Records from May 1983 to May 1986. Mr. Roth is a member of the Board of Directors of the Record Industry Association of America.

     THOMAS BRADSHAW was a director, Senior Executive Vice President and Chief Financial Officer of SBEI from 1985 and, on February 25, 1991, he assumed the same positions at the Company. Prior to 1985, Mr. Bradshaw was involved in entertainment business management for ten years. In addition, Mr. Bradshaw was a director of LIVE Home Video Inc. (home video distribution) from 1987 to 1988 and was a director of LIVE Entertainment Inc. from December 1988 to November 1993.

     SYDNEY D. VINNEDGE was a co-founder of the Company and has been a director of the Company since its inception in 1982. Since February 25, 1991, Mr. Vinnedge has served as Senior Executive Vice President of the Company. From 1966 to 1970 he was Supervisor of Broadcasting at J. Walter Thompson. From 1970 to 1975 he was Vice President and Head of Television and Radio Programming at Grey Advertising. In 1975 he founded his own production company, where he served as its President until 1979 when he became Senior Executive Vice President of the Company.

     BENJAMIN J. SCOTTI co-founded the predecessor to SBEI in 1974 and served as Co-Chairman of SBEI until February 25, 1991. Since February 25, 1991, Mr. Scotti has been Senior Executive Vice President and Executive Vice President -- Records Group and a director of the Company.

     LAWRENCE E. LAMATTINA became Chief Executive Officer and President of All American/Fremantle Television Group, an operating division of the Company on August 3, 1994 and a director on October 12, 1994. Since May 1989 he has been Chairman of the Board of Fremantle International, Inc., and Chairman and Chief Executive Officer of EC TV, a division of Interpublic. Mr. Lamattina also continues to act as a consultant to Interpublic with respect to areas that are not competitive with the Company.

     GORDON C. LUCE is a senior advisor to Eastman & Benirschke Financial Group (financial planning and insurance brokerage), a position he has held from July 1990 to the present. Mr. Luce was Chairman of the Board and Chief Executive Officer of Great American First Savings Bank (formerly San Diego Federal Savings) from 1970 until his retirement in June 1990. The bank was put into a conservatorship in August 1991. Mr. Luce has had a career in public service and was a member of the President's Foreign Intelligence Advisory Board from 1988 to 1990 and the Presidential Board of Advisors on Private Sector Initiative from 1985 to 1988. Mr. Luce was also the Alternate Delegate to the United Nations with the rank of Ambassador in 1982 and 1983, and served as California's Secretary of Business and Transportation from 1967 to 1969. Mr. Luce is a member of the Board of Directors of PS Group (a diversified investment company), Molecular Biosystems, Inc. (a medical research enterprise), and Carolco Pictures, Inc. In addition, from October 1988 to October 1991, Mr. Luce was Chairman of the Board of Trustees of the Scripps Clinic and Research Foundation of La Jolla, California and he is currently a member of the Board of Trustees of the University of Southern California. He became a director of the Company on February 25, 1991.

     R. TIMOTHY O'DONNELL was elected to the Company's Board of Directors effective January 2, 1992. He is President of Jefferson Capital Group, Ltd., a privately held investment banking group co-founded by Mr. O'Donnell in September 1989. From July 1988 until September 1989, Mr. O'Donnell served as Vice President, Acquisitions of CCA Industries Inc., a privately held diversified investment company. From April 1983 through June 1988, Mr. O'Donnell was associated with Paine Webber Incorporated, a diversified investment company, most recently as First Vice President. Mr. O'Donnell has been a Director of LIVE Entertainment Inc. since 1988 and was a director of LIVE Home Video Inc. from 1987 to 1988. In addition, Mr. O'Donnell has been a Director of Shorewood Packaging Corporation (packager for records, videos and cassettes) since October 1991 and a Director of Cinergi Pictures Entertainment Inc. since March 1994.

     DAVID A. MOUNT was appointed to the Board of Directors on May 5, 1994. In March 1995, Mr. Mount was named Chairman and Chief Executive Officer of Warner Media Manufacturing and Distribution. Prior thereto, Mr. Mount had been President and Chief Executive Officer of WEA Corporation, a division of Time Warner, Inc., since October 1, 1993. Mr. Mount was President and Chief Executive Officer of LIVE Entertainment Inc. from August 1, 1988 to September 30, 1993. In addition, Mr. Mount served as a director of LIVE Entertainment in 1989 and from January 1992 to the present. On February 2, 1993, LIVE Entertainment filed a voluntary petition under Chapter 11 of the U.S. Bankruptcy Code and emerged pursuant to a plan of reorganization on March 17, 1993. From August 1989 to June 1993, Mr. Mount was President of LIVE Home Video Inc., a subsidiary of LIVE Entertainment, Inc. He was Chief Executive Officer of LIVE Home Video, Inc. from August 1989 to October 1993.

     EUGENE P. BEARD became a member of the Board of Directors on October 12, 1994. Mr. Beard has been the Vice Chairman -- Finance & Operations of Interpublic since October 1985 and has served as a director of Interpublic since 1982. Mr. Beard is a member of the Board of Directors of Brown Brothers Harriman 59 Wall Street Fund, Inc. (diversified investment fund), National Westminster Bancorp Inc. (commercial bank) and Micrografx, Inc. (computer software).

     Interpublic has entered into a voting agreement with certain management stockholders of the Company (including Anthony J. Scotti) to vote for the election of one member of the Company's Board of Directors nominated by Interpublic. In addition, in connection with the Mark Goodson Acquisition, the Company will establish a conflicts committee of the Board consisting of Messrs. Scotti, Beard and Mount to determine whether any particular future game show project pursued by the Company apart from the LLC infringes upon the formats acquired in the Mark Goodson Acquisition.

EMPLOYMENT AGREEMENTS

     The Company entered into employment agreements commencing February 25, 1991, with each of Anthony J. Scotti, Myron Roth, Thomas Bradshaw, and Sydney D. Vinnedge. Each of these agreements have a term of five years, ending in February 1996, other than the agreement with Mr. Roth, which expires in December 1995 (following which it is currently expected that Mr. Roth will continue to be employed by the Company without a specific term); Anthony J. Scotti's agreement was amended May 1, 1994 and was extended until February 1999. The Company also entered into an employment agreement with Lawrence E. Lamattina commencing August 3, 1994 for a term of five years. Under these agreements, the current annual salaries of Messrs. Scotti, Roth, Bradshaw, Vinnedge, and Lamattina are $825,000, $425,000, $422,000, $400,000 and $550,000, respectively. The base salaries of each of these executives increases by 5% per year, except that Mr. Scotti receives a 10% annual increase (subject to an overall maximum base salary not to exceed $1,000,000), and Mr. Vinnedge receives a $25,000 annual increase. Each of the foregoing executives are provided with an automobile expense reimbursement allowance and an annual allowance to cover premiums for life, health and disability insurance. Messrs. Roth, Bradshaw and Vinnedge are entitled to an annual bonus under their employment agreements in an amount equal to the annual payments under certain stock purchase notes previously executed by each of them. Mr. Lamattina is entitled to receive annual incentive compensation of up to $550,000 per year if certain operating income targets are achieved by the Company. Mr. Scotti is entitled to expense reimbursement for certain business related expenses. Mr. Scotti is entitled to receive annual 100,000 stock option grants, commencing in 1994, as long-term incentive compensation. Mr. Lamattina is entitled to receive annual 25,000 stock option grants (up to 100,000 shares in total) commencing in 1994. Messrs. Scotti's and Lamattina's options will vest upon the achievement of certain performance criteria by the Company.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth information concerning the beneficial ownership of the Common Stock and the Class B Common Stock as of December 6, 1995 and as adjusted to reflect the sale of 4,000,000 shares of Class B Common Stock offered hereby by the Company, by (i) each person who is known to the Company to be a beneficial owner of more than 5% of each class of the outstanding Common Stock or Class B Common Stock, (ii) each of the current directors of the Company and (iii) all current directors and named executive officers of the Company as a group. The table also assumes, on an as adjusted basis, the sale of the maximum number of shares of Class B Common Stock offered by the Selling Stockholders if the over-allotment option granted to the Underwriters is exercised in full (and the proposed simultaneous exchange by such stockholders with the Company of an equal number of shares of Common Stock for shares of Class B Common Stock to effectuate such over-allotment option). Unless otherwise specified, the address of each beneficial owner listed below is 2114 Pico Boulevard, Santa Monica, California 90405.

                                                                             SHARES OF CLASS B      ADJUSTED TO
                                            PERCENT OF      CLASS B            COMMON STOCK       REFLECT COMMON     PERCENT OF
                               COMMON         COMMON         COMMON           OFFERED GIVING           STOCK        COMMON STOCK
                               STOCK          STOCK          STOCK               EFFECT TO         BENEFICIALLY     BENEFICIALLY
                            BENEFICIALLY   BENEFICIALLY   BENEFICIALLY          EXCHANGE OF         OWNED AFTER      OWNED AFTER
                               OWNED          OWNED          OWNED            COMMON STOCK(1)        OFFERING         OFFERING
                            ------------   ------------   ------------       -----------------    ---------------   -------------
Anthony J. Scotti(2).......   2,383,866        42.10%               --            232,466             2,040,833         40.32%
Benjamin J. Scotti(3)......   1,437,995        25.43%               --            223,452             1,214,543         24.02%
Myron Roth(4)..............     340,850         6.03%               --             52,965               287,885          5.70%
Thomas Bradshaw(5).........     315,850         5.59%               --             49,080               266,770          5.28%
Sydney D. Vinnedge(6)......     141,975         2.51%               --             22,062               119,913          2.37%
Lawrence E. Lamattina(7)...      55,000        *                    --                 --                55,000          1.08%
Gordon C. Luce(8)..........         600            *                --                 --                   600             *
David A. Mount(8)..........         600            *                --                 --                   600             *
R. Timothy O'Donnell(9)....      96,200         1.68%               --                 --                96,200          1.88%
  Jefferson Capital Group,
    Ltd.
  One James Center
  901 East Cary Street
  Suite 1400
  Richmond, Virginia 23219
Eugene P. Beard(10)........          --           --                --                 --                    --            --
  The Interpublic Group of
    Companies, Inc.
  1271 Avenue of the
    Americas
  New York, New York 10020
The Interpublic Group of
  Companies,
  Inc.(11)(12).............     630,000        11.14%        2,520,000(13)             --               630,000         12.47%
  1271 Avenue of the
    Americas
  New York, New York 10020
FMR Corp.(14)..............     660,003        10.45%               --                 --               660,003         11.55%
  82 Devonshire Street
  Boston, Massachusetts
    02109
Credit Suisse(15)..........     695,656        10.96%               --                 --               695,656         12.10%
  Paradeplatz 8
  8070 Zurich, Switzerland
All Directors and Named
  Officers as a group (10
  persons).................   3,978,011        69.14%               --            641,478(16)         3,364,464         65.29%

---------------
  * less than 1%

 (1) Represents the number of shares being offered by such Selling Stockholder only in the event the Underwriters' over-allotment option is exercised and assumes such option is exercised in full. If such option is exercised in part, such shares offered by such Selling Stockholder shall be proportionately decreased. The Company will not receive any proceeds from the sale of shares by any Selling Stockholder.

 (2) Includes 879,175 shares (768,608 shares assuming full exercise of the Underwriters' over-allotment option) owned by Messrs. Roth, Bradshaw, Vinnedge, Lamattina and certain other employees which Anthony J. Scotti has a proxy to vote. Includes 8,696 shares issuable upon conversion of the Notes registered under a registration statement. Excludes 200,000 performance based options not yet vested or subject to vesting in the next 60 days and additional annual performance based options which Mr. Scotti will receive pursuant to his employment agreement.

 (3) Excludes 18,000 time vesting options not yet vested or subject to vesting in the next 60 days.

 (4) 315,850 of such shares are subject to a voting proxy granted to Anthony J. Scotti. Excludes 100,000 performance based options not yet vested or subject to vesting in the next 60 days.

 (5) 315,850 of such shares are subject to a voting proxy granted to Anthony J. Scotti. Excludes 70,000 performance based options not yet vested or subject to vesting in the next 60 days.

 (6) 108,225 of such shares are subject to a voting proxy granted to Anthony J. Scotti. Excludes 12,000 performance based options not yet vested or subject to vesting in the next 60 days.

 (7) Mr. Lamattina owns 30,000 shares of restricted Common Stock which vest in July 1998 and is vested in 25,000 time vested options. All such shares are subject to a voting proxy granted to Anthony J. Scotti. Excludes 100,000 time vesting and 50,000 performance based options not yet vested or subject to vesting in the next 60 days and additional annual performance based options which Mr. Lamattina will receive pursuant to his employment agreement.

 (8) Excludes 5,400 time vesting options not yet vested or subject to vesting in the next 60 days.

 (9) Mr. O'Donnell owns 33,100 shares of Common Stock and his affiliate, Jefferson Capital Group, Ltd., owns warrants to purchase 62,500 shares. Excludes 5,400 time vesting options not yet vested or subject to vesting in the next 60 days.

(10) Mr. Beard was appointed to the Board of Directors on October 12, 1994 to fill a vacancy. Mr. Beard does not own any shares directly and disclaims beneficial ownership of the 630,000 shares of Common Stock and the 2,520,000 shares of Class B Common Stock owned by Interpublic.

(11) As disclosed on a Schedule 13D, dated August 12, 1994.

(12) Represents 38.7% (approximately 23% on a fully-diluted basis) of capital stock when Common Stock and Class B Common Stock are aggregated as one class prior to the offering.

(13) Interpublic currently beneficially owns 100% of the outstanding Class B Common Stock. See "Description of Capital Stock -- Class B Common Stock".

(14) As disclosed on a Schedule 13G, dated February 13, 1995; includes shares issuable upon conversion of the Notes registered under a Registration Statement.

(15) As disclosed on a Schedule 13G dated as of February 3, 1995; includes shares issuable upon conversion of the Notes registered under a Registration Statement.

(16) An additional 19,975 shares are being offered in the aggregate as part of the over-allotment option by George Back and Fred Scotti.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     The authorized capital stock of the Company consists of 40,000,000 shares of Common Stock, consisting of (i) 20,000,000 shares of Common Stock having a par value of $0.0001 per share and (ii) 20,000,000 shares of Class B Common Stock having a par value of $0.0001 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share. As of December 6, 1995, 5,623,359 shares of Common Stock and 2,520,000 shares of Class B Common Stock were issued and outstanding and at the date hereof, there are no shares of preferred stock which have been issued and which are currently outstanding. The Board of Directors, without further action by the stockholders, is authorized to issue preferred stock in one or more series and to designate as to any such series the dividend rate, redemption prices, preferences on liquidation or dissolution, sinking fund terms, conversion rights, voting rights and any other preferences or special rights and qualifications.

COMMON STOCK

     The Common Stock has no preemptive rights and no redemption, sinking fund or conversion provisions. All shares of Common Stock have one vote on any matter submitted to the vote of stockholders. The Common Stock does not have cumulative voting rights. Upon any liquidation of the Company, the holders of Common Stock are entitled to receive, share for share with the holders of shares of Common Stock on a pro rata basis, all assets then legally available for distribution after payment of debts and liabilities and preferences on preferred stock, if any. Holders of Common Stock are entitled to receive dividends share for share with the holders of shares of Common Stock when and as declared by the Board of Directors out of funds legally available therefor (subject to the prior rights of preferred stock, if any). All shares of Common Stock are fully paid and nonassessable. As of December 7, 1995 there were approximately 77 registered holders of Common Stock.

CLASS B COMMON STOCK

     The Class B Common Stock has no preemptive rights and no redemption, sinking fund or conversion provisions. Except as otherwise required by law, the shares of Class B Common Stock have no voting rights. Under Delaware law, holders of Class B Common Stock are permitted to vote on amendments to the Company's certificate of incorporation, whether or not entitled to vote thereon by the certificate of incorporation, if such amendment would, among other things, alter or change powers, preferences, or special rights of such class. The Class B Common Stock shall be automatically converted into shares of Common Stock on a share for share basis (i) if there does not exist on Nasdaq or other exchange or over-the-counter market, a public float of at least 1,000,000 shares of Class B Common Stock on or prior to August 1, 1999; or (ii) upon certain changes in control (as defined) of the Company. Consummation of this offering will eliminate the first such requirement. As defined a "change in control" shall mean (i) the beneficial ownership (as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended) of Anthony J. Scotti (and of members of his immediate family, including Benjamin J. Scotti and his immediate family) and Related Parties (which includes shares of Common Stock as to which Anthony J. Scotti, from time to time, holds a proxy and any shares of Common Stock beneficially owned by Interpublic) is less than 30% of the outstanding Common Stock (prior to any conversion of the Notes), (ii) the beneficial ownership of Anthony J. Scotti and Related Parties is less than 20% of the outstanding Common Stock following conversion of any of the Notes (which percentage applies as a result of the conversion of a portion of the Notes prior to the date hereof), or (iii) if any person other than Anthony J. Scotti or any Related Person acquires more than 50% of the Common Stock. Upon any liquidation of the Company, the holders of Class B Common Stock are entitled to receive, share for share with the holders of shares of Common Stock on a pro rata basis, all assets then legally available for distribution after payment of debts and liabilities and preferences on preferred stock, if any. Holders of Class B Common Stock are entitled to receive dividends share for share with the holders of shares of Common Stock when and as declared by the Board of Directors out of funds legally available therefor (subject to the prior rights of preferred stock, if any). All shares of Class B Common Stock are fully paid and nonassessable. As of December 7, 1995 there was one registered holder of Class B Common Stock.

     In addition, the Company agreed with Interpublic, in connection with the Fremantle Acquisition, that Interpublic has the right to exchange a proportionate number of shares (calculated on a fully diluted basis) of Class B Common Stock acquired by Interpublic pursuant to the Fremantle Acquisition for shares of Common Stock in the event the Company consummates an acquisition of a business pursuant to which the Company issues shares of Common Stock in exchange for the assets or the capital stock of such business (a "Transaction"), provided, however, such shares shall not be exchangeable until the Company issues, in one or more Transactions, an aggregate of 1,000,000 shares (subject to proportionate increase or decrease for stock splits, stock dividends or combinations) of Common Stock. This contractual exchange right applies to Interpublic only and will not apply to any of the holders of Class B Common Stock acquired in the offering.

     The Board of Directors of the Company has approved an amendment to the Company's Restated Certificate of Incorporation, subject to stockholder approval, which would permit holders of Common Stock to convert each share of Common Stock held by such holder into one share of Class B Common Stock. Holders of Common Stock who choose to convert their shares will not receive any consideration for such conversion, other than shares of Class B Common Stock, which shares will be identical to the Class B Common Stock offered hereby. The Company intends to seek stockholder approval of the amendment at its next stockholders' meeting. No assurance can be made, however, that any necessary approvals in connection with such proposed amendment, including any necessary approval by Nasdaq in connection with the listing of the Class B Common Stock, will be obtained.

WARRANTS

     In accordance with the terms of the LBS Acquisition, the Company issued warrants to acquire up to an aggregate of 281,250 shares of its Common Stock to certain creditors of LBS and other third parties as follows: warrants to purchase 31,250 shares of Common Stock were issued to each of International Family Entertainment, Inc. and the unsecured creditors of LBS at an exercise price of $11.00 per share and warrants to acquire an aggregate of up to 218,750 shares of Common Stock were issued to the former senior secured creditor of LBS, The Bank of New York. The Bank of New York received the following put options:
(i) with respect to warrants to acquire up to an aggregate of 156,250 shares of Common Stock, at $8.00 per warrant if the Company's reported cumulative pre-tax earnings reach $30.0 million at any time during the period beginning January 1, 1993 and ending December 31, 1995, for a total obligation of $1.3 million, and
(ii) with respect to warrants to acquire up to an aggregate of 62,500 shares of Common Stock, at $4.00 per warrant beginning after December 31, 1993, for a total obligation of $.3 million (which put was exercised resulting in the cancellation of such warrant). The remaining Bank of New York warrant was sold, without the remaining put option, to accounts managed by Arnhold and S. Bleichroeder, Inc., one of the Representatives. None of the foregoing warrants are publicly tradable.

INDEMNIFICATION

     In accordance with Delaware General Corporation Law, the Company's Restated Certificate of Incorporation eliminates in certain circumstances the liability of directors of the Company for monetary damages for breach of their fiduciary duty as directors. This provision does not eliminate the liability of a director
(i) for a breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions by the director not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for a willful or negligent declaration of an unlawful dividend, stock purchase or redemption or (iv) for transactions from which the director derived an improper personal benefit.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Class B Common Stock is Continental Stock Transfer & Trust Company.

SHARES AVAILABLE FOR FUTURE SALE

     The prevailing market price of the Class B Common Stock could be adversely affected by the availability of shares for sale or actual sales of substantial amounts of Class B Common Stock or Common Stock by existing stockholders. Upon completion of this offering, there will be 6,520,000 shares of Class B Common Stock outstanding (assuming no exercise of the Underwriters' over-allotment option). There is currently one holder of Class B Common Stock, Interpublic, which has 2,520,000 shares, all of which are "restricted securities" subject to Rule 144 promulgated under the Securities Act of 1933, as amended; however, Interpublic has demand and piggyback registration rights with respect to all of such shares. Interpublic has agreed with the Underwriters that it will not publicly offer for sale, sell, distribute, grant any option for the sale of, or otherwise encumber or dispose of, directly or indirectly, or exercise registration rights with respect to, any shares of Common Stock or Class B Common Stock (or any securities convertible into, exercisable for or exchangeable for such shares), for a period of 180 days from the date hereof without the prior written consent of the Company and the Representatives. Sales of substantial numbers of shares of Class B Common Stock on the public market (or the perception that such sales would occur), pursuant to a registration statement, Rule 144 or otherwise, could adversely affect the market price of the Class B Common Stock and could impair the Company's future ability to raise capital through a public offering of additional equity securities.

     Upon completion of this offering, there will be 5,623,359 shares of Common Stock outstanding (after reflecting the conversion of $2.3 million principal value of the Notes into 197,388 shares of Common Stock for which the Company had received conversion notices as of December 6, 1995) prior to conversion of any of the Notes (which are convertible at $11.50 per share into 5,020,000 shares of Common Stock subject to adjustment under certain circumstances) and assuming no exercise of the Underwriters' over-allotment option (in connection with which up to 600,000 outstanding shares of Common Stock would be exchanged for an equal number of newly-issued shares of Class B Common Stock and retired). The number of shares of Common Stock is also subject to increase upon exercise of outstanding options and warrants. Of the currently outstanding shares of Common Stock, 1,229,594 shares are freely tradeable by non-affiliates without restriction under the Securities Act and holders of an additional 4,393,765 outstanding shares of Common Stock may sell their shares at any time subject to the volume, timing and manner of sale limitations under Rule 144 of the Securities Act. All of the 5,020,000 shares of Common Stock currently issuable upon conversion of the Notes are freely tradeable upon issuance without restriction under the Securities Act pursuant to an effective registration statement or exemption from registration. An additional 1,273,063 shares of Common Stock are issuable pursuant to options and warrants, of which 404,863 shares are vested and are freely tradeable upon issuance without restriction under the Securities Act. The Company plans to file a Registration Statement on Form S-8 to register all of the shares granted pursuant to the Company's employee stock option plans.

     Officers and directors of the Company holding an aggregate amount of 3,763,765 shares of Common Stock and the holders of options and warrants exercisable for an aggregate of 657,500 shares of Common Stock, of which 91,300 shares are currently vested, have agreed not to offer for sale, sell, distribute, grant any option for the sale of or otherwise encumber or dispose of, directly or indirectly, such shares (or any securities convertible into, exercisable for or exchangeable for such shares), other than in connection with an exercise by the Underwriters of the over-allotment option, so long as such persons are employees of the Company, for a period of 180 days after the date of this Prospectus without the prior written consent of the Representatives.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement among the Company, the Selling Stockholders and Oppenheimer & Co., Inc. and Arnhold and S. Bleichroeder, Inc. as the Representatives of the Underwriters, each of the Underwriters named below has severally agreed to purchase from the Company, and the Company has agreed to sell to the several Underwriters, the shares of Class B Common Stock set forth opposite its name below.

                                 UNDERWRITER                           NUMBER OF SHARES
        -------------------------------------------------------------  ----------------
        Oppenheimer & Co., Inc. .....................................
        Arnhold and S. Bleichroeder, Inc. ...........................

                                                                           ---------
                                                                           4,000,000
                                                                           =========

     The Underwriting Agreement provides that the obligations of the several Underwriters thereunder are subject to approval of certain legal matters by counsel and to various other conditions. The nature of the Underwriters' obligations is such that they are committed to purchase all of the above shares of Class B Common Stock if any are purchased.

     The Underwriters propose to offer the shares of Class B Common Stock directly to the public at the public offering price set forth on the cover page of this Prospectus, and at such price less a concession not in excess of $ per
share to certain dealers, of which a concession not in excess of $     per share
may be reallowed to certain other dealers. After the public offering, the public offering price and other selling terms may be changed by the Underwriters.

     The Underwriters have advised the Company that they do not intend to confirm sales of Class B Common Stock offered hereby to accounts over which they exercise discretionary authority.

     The Underwriters have been granted a 30-day over-allotment option to purchase from the Selling Stockholders up to an aggregate of 600,000 additional shares of Class B Common Stock, exercisable at the public offering price less the underwriting discount. If the Underwriters exercise such over-allotment option, then each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage thereof as the number of shares of Class B Common Stock to be purchased by it as shown in the above table bears to the total number of shares of Class B Common Stock offered hereby. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of the shares of Class B Common stock offered hereby. In the event that any Selling Stockholder fails to deliver shares of Class B Common Stock to cover his or her portion of the over-allotment option, the Company has agreed to sell a corresponding number of shares of Class B Common Stock to the Underwriters to cover such shortfall.

     Officers and directors of the Company holding an aggregate amount of 3,763,765 shares of Common Stock and the holders of options and warrants exercisable in an aggregate of 657,500 shares of Common Stock, of which 91,300 shares of Common Stock are currently vested, have agreed that they will not offer for sale, sell, distribute, grant any option for the sale of or otherwise encumber or dispose of, directly or indirectly, or exercise registration rights with respect to, any shares of Common Stock or Class B Common Stock (or any securities convertible into, exercisable for, or exchangeable for such shares), other than in connection with an exercise by the Underwriters of the over-allotment option, so long as such persons are employees of the

Company, for a period of 180 days after the date of this Prospectus, without the prior written consent of the Representatives.

     The Company has agreed not to offer for sale, sell, distribute or otherwise dispose of, directly or indirectly, shares of Common Stock or Class B Common Stock (or any securities convertible into, exercisable for or exchangeable for such shares) for a period of 180 days after the date of this Prospectus without the prior written consent of the Representatives; provided however, that the Company may issue shares of Common Stock or Class B Common Stock, as the case may be, (i) in connection with this offering or the Underwriters' over-allotment option, (ii) pursuant to any employee benefit plan, (iii) upon conversion of the Notes or exercise of outstanding options or warrants, (iv) upon conversion of shares of Common Stock into Class B Common Stock (following amendment of the Company's charter), (v) pursuant to a merger, acquisition or other business combination or in a private placement to one or more strategic investors (as determined in good faith by the Company's Board of Directors) or (vi) pursuant to a prior agreement with a specified individual in an amount not to exceed 15,000 shares.

     Interpublic has agreed with the Representatives that it will not publicly offer for sale, sell, distribute, grant any option for the sale of, or otherwise encumber or dispose of directly or indirectly, or exercise registration rights with respect to, any shares of Common Stock or Class B Common Stock or any securities convertible into, exercisable for or exchangeable for such shares for a period of 180 days after the date of this Prospectus, without the prior written consent of the Company and the Representatives.

     The Company has agreed to indemnify the Underwriters and the Selling Stockholders against certain liabilities, losses and expenses, including liabilities under the Securities Act, or to contribute to payments that the Underwriters or the Selling Stockholders may be required to make in respect thereof.

     Prior to this offering, there has been no previous public market for the Class B Common Stock. The public offering price for the Class B Common Stock offered hereby has been determined by negotiation among the Company and the Representatives with reference to the market price for the Common Stock.

     The rules of the Commission generally prohibit the Underwriters or other members of the selling group from making a market in the Company's Common Stock during the "cooling off" period immediately preceding the commencement of sales in the offering. The Commission has, however, adopted an exemption from these rules that permits passive market making under certain conditions. These rules permit an Underwriter or other member of the selling group to continue to make a market in the Company's Common Stock subject to the conditions, among others, that its bid not exceed the highest bid by a market maker not connected with the offering and that its net purchases on any one trading day not exceed prescribed limits. Pursuant to these exemptions, certain Underwriters and other members of the selling group intend to engage in passive market making in the Company's Common Stock during the "cooling off" period.

                                 LEGAL MATTERS

     The validity of the shares of Class B Common Stock offered hereby will be passed upon for the Company by Kaye, Scholer, Fierman, Hays & Handler, Los Angeles, California. Certain legal matters will be passed upon for the Underwriters by Morgan, Lewis & Bockius LLP, Los Angeles, California.

                                    EXPERTS

     The consolidated financial statements of All American Communications, Inc. at December 31, 1994 and 1993, and for each of the three years in the period ended December 31, 1994, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein and in the Registration Statements, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

     The statements of net assets of The Game Show Division of Mark Goodson Productions and Affiliates at December 31, 1994 and 1993 and the statements of operating income and cash flows for each of the years in the three year period ended December 31, 1994 included in this Form S-2, Registration Statement, have been included herein in reliance upon the report of Coopers & Lybrand L.L.P., certified public accountants, given on the authority of such firm as experts in accounting and auditing.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Company incorporates by reference the following documents heretofore filed with the Commission pursuant to the Exchange Act:

          1. Quarterly Report of the Company on Form 10-Q for the fiscal quarter ended September 30, 1995.

          2. Current Report on Form 8-K dated October 12, 1995.

          3. Amendment to Quarterly Report of the Company on Form 10-Q/A for the fiscal quarter ended June 30, 1995.

          4. Quarterly Report of the Company on Form 10-Q for the fiscal quarter ended June 30, 1995.

          5. Quarterly Report of the Company on Form 10-Q for the fiscal quarter ended March 31, 1995.

          6. Annual Report of the Company on Form 10-K for the year ended December 31, 1994.

          7. Current Report on Form 8-K dated August 3, 1994, as amended on August 4, 1994 and October 14, 1994.

     Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus.

     Copies of all documents incorporated by reference herein (other than exhibits to such documents unless such exhibits are specifically incorporated by reference herein) will be provided without charge to each person, including any beneficial owner, who receives a copy of this Prospectus on the request of such person made to All American Communications, Inc., 2114 Pico Boulevard, Santa Monica, California 90405, Attention: Thomas Bradshaw, Senior Executive Vice President and Chief Financial Officer.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the following regional offices: 7 World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission, Washington, D.C. 20549 at prescribed rates. Reports, proxy materials and other information concerning the Company may also be inspected at the offices of the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006-1500.

     Additional information regarding the Company and the Class B Common Stock offered hereby is contained in the Registration Statement on Form S-2 (of which this Prospectus is a part) and the exhibits thereto filed with the Commission under the Securities Act. This Prospectus does not contain all the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. For further information pertaining to the Company and the Class B Common Stock offered hereby, reference is made to the Registration Statement, and to the exhibits and schedules thereto and the financial statements filed as a part thereof. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance such statements are qualified in their entirety by reference to the copy of such contract or other document filed as an exhibit to the Registration Statement or the documents incorporated by reference herein.

                         INDEX TO FINANCIAL STATEMENTS

ALL AMERICAN COMMUNICATIONS, INC. AND SUBSIDIARIES
  Condensed Consolidated Balance Sheets at September 30, 1995 (Unaudited) and December
     31, 1994.........................................................................  F-2
  Condensed Consolidated Statements of Operations for the Three Months ended September
     30, 1995 and 1994 (Unaudited)....................................................  F-3
  Condensed Consolidated Statements of Operations for the Nine Months ended September
     30, 1995 and 1994 (Unaudited)....................................................  F-4
  Condensed Consolidated Statements of Cash Flows for the Nine Months ended September
     30, 1995 and 1994 (Unaudited)....................................................  F-5
  Notes to Unaudited Condensed Consolidated Financial Statements -- September 30,
     1995.............................................................................  F-6
  Report of Independent Auditors......................................................  F-14
  Consolidated Balance Sheets at December 31, 1994 and 1993...........................  F-15
  Consolidated Statements of Operations for Years ended December 31, 1994, 1993 and
     1992.............................................................................  F-16
  Consolidated Statements of Stockholders' Equity for Years ended December 31, 1994,
     1993 and 1992....................................................................  F-17
  Consolidated Statements of Cash Flows for Years ended December 31, 1994, 1993 and
     1992.............................................................................  F-19
  Notes to Consolidated Financial Statements -- December 31, 1994.....................  F-20
THE GAME SHOW DIVISION OF MARK GOODSON PRODUCTIONS AND AFFILIATES
  Combined Statements of Net Assets at September 30, 1995 (Unaudited).................  F-38
  Combined Statements of Operating Income for the Nine Months ended September 30, 1995 and 1994 (Unaudited).............................................................  F-39
  Combined Statements of Cash Flows for the Nine Months ended September 30, 1995 and
     1994 (Unaudited).................................................................  F-40
  Notes to the Combined Financial Statements..........................................  F-41
  Report of Independent Auditors, dated September 8, 1995.............................  F-45
  Combined Statements of Net Assets as of December 31, 1994 and 1993..................  F-46
  Combined Statements of Operating Income for the Years ended December 31, 1994, 1993 and 1992.........................................................................  F-47
  Combined Statements of Cash Flows for the Years ended December 31, 1994, 1993 and
     1992.............................................................................  F-48
  Notes to the Combined Financial Statements..........................................  F-49

                ALL AMERICAN COMMUNICATIONS, INC. & SUBSIDIARIES

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                     ASSETS

                                                                                       DECEMBER
                                                                                          31,
                                                                                         1994
                                                                      SEPTEMBER       -----------
                                                                         30,
                                                                         1995         (NOTE)
                                                                     ------------
                                                                     (UNAUDITED)
Cash and cash equivalents..........................................    $ 10,629        $   1,662
Restricted cash....................................................       4,719           10,246
Trade receivables, less allowances of $2,657 and $3,855 at
  September 30, 1995 and December 31, 1994, respectively...........      86,855           62,338
Unbilled receivables, less imputed interest of $2,128 at September
  30, 1995.........................................................      14,398               --
Inventory of recorded music product, net...........................       1,306            1,423
Advances to recording artists, net.................................         947            1,801
Television program costs, less accumulated amortization of $214,935 and $138,541 at September 30, 1995 and December 31, 1994,
  respectively.....................................................      76,025           68,437
Property and equipment, less accumulated depreciation and
  amortization.....................................................       3,876            3,772
Goodwill, less accumulated amortization of $2,848 and $1,242 at
  September 30, 1995 and December 31, 1994, respectively...........      49,939           51,545
Deferred income taxes..............................................          --              235
Other..............................................................       6,967            6,548
                                                                       --------         --------
Total assets.......................................................    $255,661        $ 208,007
                                                                       ========         ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
  Accounts payable.................................................    $  7,766        $   6,826
  Accrued expenses.................................................      21,399           10,652
  Royalties payable................................................       4,326            2,477
  Deferred revenues................................................           7              257
  Due to producers.................................................      25,547           27,278
  Participations payable...........................................      28,869           17,091
  Notes payable....................................................     135,300          115,343
                                                                       --------         --------
Total liabilities..................................................     223,214          179,924
                                                                       --------         --------
Commitments and contingencies
Stockholders' equity:
  Preferred stock, authorized 5,000,000 shares, none issued........          --               --
  Common stock, voting, $.0001 par value, authorized 20,000,000 shares, issued 5,455,971 in 1995 and 1994 (including treasury
     shares).......................................................           1                1
  Common stock, Class B non-voting, $.0001 par value, authorized
     20,000,000 shares, issued 2,520,000 in 1995 and 1994..........          --               --
Additional paid-in capital.........................................      28,751           28,751
Common stock in treasury, at cost, 30,000 shares in 1995 and
  1994.............................................................        (135)            (135)
Stock subscriptions receivable.....................................         (68)            (153)
Retained earnings (accumulated deficit)............................       3,748             (309)
Currency translation adjustment....................................         150              (72)
                                                                       --------         --------
Total stockholders' equity.........................................      32,447           28,083
                                                                       --------         --------
Total liabilities and stockholders' equity.........................    $255,661        $ 208,007
                                                                       ========         ========

Note: The balance sheet at December 31, 1994 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

See accompanying notes to unaudited condensed consolidated financial statements

                ALL AMERICAN COMMUNICATIONS, INC. & SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                           THREE MONTHS ENDED
                                                                              SEPTEMBER 30,
                                                                           -------------------
                                                                            1995        1994
                                                                           -------     -------
                                                                               (UNAUDITED)
Revenues:
  Television.............................................................  $76,818     $34,570
  Recorded music and merchandising.......................................    8,332       3,541
                                                                           -------     -------
                                                                            85,150      38,111
                                                                           -------     -------
Expenses:
  Television.............................................................   60,672      25,682
  Recorded music and merchandising.......................................    6,438       2,366
  Selling, general and administrative....................................    6,000       6,657
  Goodwill amortization..................................................      536         384
                                                                           -------     -------
                                                                            73,646      35,089
                                                                           -------     -------
Operating income.........................................................   11,504       3,022
Other income (expense):
  Interest income........................................................      218          56
  Interest expense, net of amounts capitalized...........................   (2,132)     (1,613)
  Other..................................................................      114        (271)
                                                                           -------     -------
                                                                            (1,800)     (1,828)
                                                                           -------     -------
Income before provision for income taxes.................................    9,704       1,194
Provision for income taxes...............................................    4,076         104
                                                                           -------     -------
Net income...............................................................  $ 5,628     $ 1,090
                                                                           =======     =======
Primary:
  Net income per share...................................................  $  0.68     $  0.16
                                                                           =======     =======
  Weighted average number of common shares and
     common share equivalents outstanding................................    8,296       6,865
                                                                           =======     =======
Fully diluted:
  Net income per share...................................................  $  0.46     $  0.14
                                                                           =======     =======
  Weighted average number of common shares and
     common share equivalents outstanding................................   13,610      12,082
                                                                           =======     =======

See accompanying notes to unaudited condensed consolidated financial statements.

                ALL AMERICAN COMMUNICATIONS, INC. & SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                           NINE MONTHS ENDED
                                                                             SEPTEMBER 30,
                                                                          --------------------
                                                                            1995        1994
                                                                          --------     -------
                                                                              (UNAUDITED)
Revenues:
  Television............................................................  $144,637     $54,771
  Recorded music and merchandising......................................    15,540      10,947
                                                                          --------     -------
                                                                           160,177      65,718
                                                                          --------     -------
Expenses:
  Television............................................................   114,980      41,294
  Recorded music and merchandising......................................    12,101       7,102
  Selling, general and administrative...................................    18,094      15,472
  Goodwill amortization.................................................     1,606         430
                                                                          --------     -------
                                                                           146,781      64,298
                                                                          --------     -------
Operating income........................................................    13,396       1,420
Other income (expense):
  Interest income.......................................................       262         152
  Interest expense, net of amounts capitalized..........................    (6,904)     (3,833)
  Other.................................................................       241        (271)
                                                                          --------     -------
                                                                            (6,401)     (3,952)
                                                                          --------     -------
Income (loss) before provision for income taxes.........................     6,995      (2,532)
Provision for income taxes..............................................     2,938         135
                                                                          --------     -------
Net income (loss).......................................................  $  4,057     $(2,667)
                                                                          ========     =======
Primary:
  Net income (loss) per share...........................................  $   0.50     $ (0.54)
                                                                          ========     =======
  Weighted average number of common shares and
     common share equivalents outstanding...............................     8,083       4,960
                                                                          ========     =======
Fully diluted:
  Net income (loss) per share...........................................  $   0.43     $ (0.54)
                                                                          ========     =======
  Weighted average number of common shares and
     common share equivalents outstanding...............................    13,610       4,960
                                                                          ========     =======

See accompanying notes to unaudited condensed consolidated financial statements.

                ALL AMERICAN COMMUNICATIONS, INC. & SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                          NINE MONTHS ENDED
                                                                            SEPTEMBER 30,
                                                                        ----------------------
                                                                          1995          1994
                                                                        ---------     --------
                                                                             (UNAUDITED)
OPERATING ACTIVITIES
Net income (loss).....................................................  $   4,057     $ (2,667)
  Adjustments to reconcile net income (loss) to net cash provided
     (used) by operating activities:
  Depreciation and amortization of property, equipment and goodwill...      2,011          774
  Amortization of television program costs............................     76,394       22,141
  Increase (decrease) in allowance for doubtful accounts..............         70          (63)
  Increase (decrease) in allowance for sales returns..................         22         (231)
  Increase (decrease) in make goods reserve...........................     (1,290)       1,217
  Increase in imputed interest discount...............................      2,128           --
  Changes in operating assets and liabilities:
     Restricted cash..................................................        137       (2,524)
     Trade receivables, unbilled receivables, inventory and advances to
       recording artists..............................................    (38,875)         956
     Additions to television program costs............................    (83,982)     (23,159)
     Deferred income tax benefit......................................        235           --
     Accounts payable, accrued expenses and royalties payable.........     13,537       (4,739)
     Due to producers and participations payable......................     10,047       (2,255)
     Deferred revenues................................................       (250)       2,154
     Other assets.....................................................       (419)        (277)
                                                                        ---------     --------
Net cash used by operating activities.................................    (16,178)      (8,673)
                                                                        ---------     --------
INVESTING ACTIVITIES
  Purchase of property and equipment, net.............................       (509)        (310)
Purchase of AAFII, net of cash acquired...............................         --      (32,300)
                                                                        ---------     --------
Net cash used in investing activities.................................       (509)     (32,610)
                                                                        ---------     --------
FINANCING ACTIVITIES
  Repurchase of redeemable warrants...................................         --         (250)
Payments on stock subscriptions receivable............................         85          197
Proceeds from borrowings..............................................    140,505       16,638
Repayments of borrowings..............................................   (120,548)      (3,487)
Restricted cash used for repayment of borrowings......................      5,390       (4,778)
Proceeds from borrowings -- purchase of AAFII, net of issuance
  costs...............................................................         --       33,884
                                                                        ---------     --------
Net cash provided by financing activities.............................     25,432       42,204
                                                                        ---------     --------
Effect of exchange rate changes on cash...............................        222         (241)
                                                                        ---------     --------
Increase in cash......................................................      8,967          680
Cash and cash equivalents at beginning of period......................      1,662        3,264
                                                                        ---------     --------
Cash and cash equivalents at end of period............................  $  10,629     $  3,944
                                                                        =========     ========
Supplemental disclosure of cash flow information:
  Cash paid during the period for:
     Interest, net of amounts capitalized.............................  $   4,697     $  4,671
                                                                        =========     ========
     Income taxes.....................................................  $     245     $    275
                                                                        =========     ========

See accompanying notes to unaudited condensed consolidated financial statements.

                ALL AMERICAN COMMUNICATIONS, INC. & SUBSIDIARIES

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

                               SEPTEMBER 30, 1995

 1.  SIGNIFICANT ACCOUNTING POLICIES

  Description of Business:

     All American Communications, Inc. ("AAC") and its wholly-owned subsidiaries, All American Television, Inc. ("AATV"), All American Television Production, Inc., ("AATP"), Scotti Brothers Entertainment Industries, Inc. ("SBEI"), All American Fremantle International, Inc. ("AAFII"), All American FDF Holdings, Inc. ("AAFDF") and All American Goodson, Inc. ("AAG") (and together with their respective wholly-owned subsidiaries collectively, the "Company" or "All American"), produce and/or distribute, market and promote television programs and recorded music product both domestically and internationally.

  Fremantle Acquisition:

     In August 1994, the Company acquired (the "Fremantle Acquisition") certain assets and securities and assumed certain liabilities of Fremantle International, Inc. ("Fremantle") through the Company's newly formed wholly-owned subsidiary, AAFII. The consideration for the Fremantle Acquisition consisted of 630,000 shares of the Company's Common Stock, 2,520,000 shares of nonvoting Class B Common Stock and $31,500,000 in cash funded by a term loan from Chemical Bank (See Note 2). The Company has accounted for the Fremantle Acquisition as a purchase and has allocated the purchase price based on the estimated fair value of assets and liabilities acquired. The total consideration of $52,527,000 (including expenses related to the acquisition of $1,027,000) exceeded the estimated fair value of net assets acquired by $50,267,000 (goodwill); such goodwill is being amortized over 25 years. Results of operations of AAFII have been included in the Company's results from August 3, 1994.

     It is the Company's policy to evaluate the recovery of its intangible assets (principally goodwill) and to recognize impairment if it is probable that the recorded amounts are not recoverable from future undiscounted cash flows, or if there is an event or change in circumstances which establish the existence of impairment indicators.

     The pro forma unaudited results from operations for the nine months ended September 30, 1994 assuming consummation of the Fremantle Acquisition at January 1, 1994 follows:

                                                                      NINE MONTHS ENDED
                                                                     SEPTEMBER 30, 1994
                                                                    ---------------------
                                                                    (IN THOUSANDS EXCEPT
                                                                    PER SHARE AMOUNTS)
        Revenues..................................................         $96,282
        Operating income..........................................         $ 1,691
        Net loss..................................................         $(4,224)
        Loss per share............................................         $  (.52)

     The pro forma information presented above is prepared for comparative purposes only and does not purport to be indicative of what would have occurred had the Fremantle Acquisition been made at January 1, 1994, or of the results which may occur in the future.

  Basis of Presentation:

     The accompanying unaudited condensed consolidated financial statements include the accounts of AAC and its direct and indirect subsidiaries. All significant intercompany transactions have been eliminated.

                ALL AMERICAN COMMUNICATIONS, INC. & SUBSIDIARIES

                                  (UNAUDITED)

                               SEPTEMBER 30, 1995

     The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and the applicable rules of the Securities and Exchange Commission. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments, consisting of normal recurring accruals, considered necessary for a fair presentation have been included. Operating results for the three and nine month periods ended September 30, 1995 are not necessarily indicative of the results that may be expected for the year ending December 31, 1995. These financial statements should be read in conjunction with the consolidated financial statements and related footnotes included in the Company's latest Annual Report on Form 10-K.

  Restricted Cash:

     Pursuant to the Company's lending agreement, subject to certain exceptions for working capital, substantially all cash collected is required to be paid into accounts maintained by Chemical Bank and applied to the repayment of the outstanding borrowings as specified in the lending agreement (See Note 2). The cash held for repayment is included as restricted cash. Additionally, amounts held in an interest bearing reserve account with respect to a dispute have been included as restricted cash (See Note 5).

  Unbilled Receivables:

     Unbilled receivables represent amounts due under cash (excluding barter) television syndication contracts which will be billed over the contractual terms of the agreements, generally ranging from one to five years.

  Imputed Interest Discount:

     The Company records an imputed interest discount on contracted cash (excluding barter) receivables with original payment terms extending beyond one year. The discount is determined using the Company's incremental borrowing rate of 8.63% at September 30, 1995 at the time of revenue recognition. The discount is amortized over the underlying contracts' payment stream using the interest method and is credited to interest income.

  Foreign Currency:

     The operations of all foreign entities are principally measured in local currencies. Assets and liabilities are translated into United States ("U.S.") dollars using exchange rates in effect at the end of each reporting period. Revenues and expenses are translated at the average exchange rates prevailing during the period. Adjustments resulting from translating the financial statements of foreign entities into U.S. dollars are recorded as a separate component of stockholders' equity.

  Share Information -- Income/(Loss) Per Share:

     Primary net income/(loss) per share is based on the weighted average number of common shares (including Common Stock and Class B Common Stock) outstanding and dilutive common stock equivalents determined using the treasury stock method.

     Fully diluted net income per share reflects the assumed conversion of the Company's 6 1/2% Convertible Subordinated Notes due 2003 (the "Notes") (See Note
2) and results in an increase to net income for the

                ALL AMERICAN COMMUNICATIONS, INC. & SUBSIDIARIES

                                  (UNAUDITED)

                               SEPTEMBER 30, 1995

assumed after tax reduction in interest expense of $606,000 and $627,000 for the quarters ended September 30, 1995 and 1994, respectively and $1,818,000 for the nine months ended September 30, 1995. Such assumed conversion is anti-dilutive for the nine months ended September 30, 1994.

  Income Taxes:

     Income tax expense for 1995 has been determined using the expected annual effective tax rates of 42%. Amounts recorded for 1994 represent foreign taxes withheld at the source and minimum state franchise taxes.

 2. NOTES PAYABLE

     Notes payable and amounts due to banks are comprised of the following:

                                                             SEPTEMBER 30,     DECEMBER 31,
                                                                 1995              1994
                                                             -------------     ------------
                                                                     (IN THOUSANDS)
        Convertible subordinated notes, 6 1/2%                 $  60,000         $ 60,000
        Notes payable to banks.............................       75,300           55,343
                                                                --------         --------
                                                               $ 135,300         $115,343
                                                                ========         ========

     In October 1995, $1,260,000 of the Notes were converted into 109,562 shares of the Company's common stock, $.0001 par value, resulting in a decrease in convertible subordinated notes, 6 1/2% of $1,260,000, a decrease in capitalized debt issuance costs related to the Notes of $60,000 and an increase in additional paid in capital of $1,320,000.

     In April 1995, the Company secured a new $110,000,000, subsequently increased to $135,000,000, senior credit facility (the "Senior Credit Facility Agreement"), with a syndicate of lenders led by Chemical Bank consisting of the following five tranches: (A) a term loan of $30,000,000 (the "Term Loan" or "Tranche A") which was utilized to refinance existing bank debt incurred in connection with the Fremantle Acquisition; (B) a revolving credit facility of up to $20,000,000 in the aggregate to be utilized for production and distribution of Baywatch, of which $14,000,000 was initially utilized to refinance existing bank debt related to production of Baywatch for the 1994/1995 and 1995/1996 broadcast seasons (the "Baywatch Production Line" or "Tranche B"); (C) a revolving credit facility of up to $20,000,000 in the aggregate for production and distribution of Baywatch Nights (the "Baywatch Nights Production Line" or "Tranche C"); (D) a revolving credit facility of up to $40,000,000 to be utilized to finance certain working capital needs of the Company, of which $10,000,000 was initially used to primarily refinance existing bank debt related to the Company's working capital needs and to pay certain fees in connection with the Senior Credit Facility Agreement (the "Working Capital Line" or "Tranche D") and (E) the $25,000,000 Goodson Term Loan described below. The Working Capital Line together with the Baywatch Production Line and the Baywatch Nights Production Line are referred to collectively as the "Chemical Bank Facilities". In connection with the Mark Goodson Acquisition, the Company effected a credit utilization of the Working Capital Line in the form of a letter of credit (the "Letter of Credit") from Chemical Bank to fund its $25,000,000 cash portion of the total purchase price. On November 13, 1995, the Senior Credit Facility was amended to provide an additional $25,000,000 Term Loan under this facility ("Tranche E" or the "Goodson Term Loan"), which increased the total facility to a maximum of $135,000,000, in order to refinance the Company's reimbursement obligations under the Letter of Credit.

     The obligations of the Company under the Chemical Bank Facilities, the Term Loan and the Goodson Term Loan are cross-collateralized. The Term Loan matures on December 31, 1998. The Chemical Bank

                ALL AMERICAN COMMUNICATIONS, INC. & SUBSIDIARIES

                                  (UNAUDITED)

                               SEPTEMBER 30, 1995

Facilities and the Goodson Term Loan mature on April 13, 1999. Under the terms of the Senior Credit Facility Agreement, the amount the Company may borrow under Tranche B, C and D is based upon the value of the collateral in the borrowing base which consists principally of accounts receivable of the Company. Borrowings under the Senior Credit Facility Agreement bear interest, at the Company's option, either (i) at LIBOR plus 2-3/4% (8.56% as of November 13,
1995), or (ii) at the Alternate Base Rate (which is the greater of Chemical Bank's Prime Rate, its Base CD Rate plus 1%, or the Federal Funds Effective Rate plus 1/2%) plus 1 3/4% (10.50% as of November 13, 1995), subject to reduction if certain financial ratios are satisfied. As of September 30, 1995, the Company has outstanding borrowings of $27,500,000 under the Term Loan and approximately $47,800,000 under the Chemical Bank Facilities with approximately $25,600,000 available for borrowing under the Chemical Bank Facilities.

     The Senior Credit Facility Agreement imposes a number of financial and other conditions upon the Company, including limitations on indebtedness, restrictions on the disposition of assets, restrictions on making certain payments (including dividends), restrictions on acquisitions and certain financial tests. Additionally, the Baywatch Production Line and the Baywatch Nights Production Line provide that certain conditions must be satisfied before funding of each season of the respective series and such conditions have been met for the 1995/1996 broadcast season of Baywatch and Baywatch Nights. The Goodson Term Loan imposes a separate set of financial and other conditions upon the Company, including a requirement that "International Cash Flow," defined to mean all payments due to the LLC (as defined in Note 6) under the terms of its primary license agreement (other than with respect to the domestic exploitation of programs), be maintained at specified levels (or, in lieu thereof, that the Goodson Term Loan be prepaid to specified levels).

     Except to the extent set forth below, under the terms of the Senior Credit Facility Agreement substantially all of the Company's cash collections are required to be paid into accounts maintained by Chemical Bank and applied to the repayment of the Company's obligations under the Chemical Bank Facilities. All of AAFII's cash collections are required to be paid into accounts maintained by Chemical Bank and applied, subject to certain exceptions for working capital, to interest and principal amounts outstanding under the Term Loan until such time as the Term Loan is repaid in full. The Term Loan is repayable in thirteen quarterly principal installments as follows: September 1995, $2,500,000 (which amount was paid); December 1995, $2,500,000; March 1996, $500,000; June 1996,
$500,000; September 1996, $3,000,000; December 1996, $3,000,000; March 1997,
$1,000,000; June 1997, $1,000,000; September 1997, $3,000,000; December 1997,
$3,000,000; March 1998, $1,000,000; June 1998, $1,000,000; September 1998,
$4,000,000 and a final installment due on the last borrower's day of December 1998 (each such payment being subject to reduction from certain prepayments). The amount the Company is able to reborrow under the Chemical Bank Facilities is subject to the collateral pledged to the lenders having sufficient borrowing base value to support such borrowings. Substantially all of the Company's assets other than real property are pledged under the Senior Credit Facility Agreement.

     Under the Goodson Term Loan, substantially all of the cash flow available to AAG from exploiting the Mark Goodson assets will be available, after reserving for earn-out payments to the Sellers and certain administrative, tax and other distributions to the LLC, to repay the Goodson Term Loan. The Company has agreed to a "make whole" provision so that following the repayment in full of the Goodson Term Loan (or earlier, in the case of certain acceleration events), each of the other members of the LLC will have received its equal share of LLC cash flow, together with interest to the extent that the Company received disproportionate use of cash. The "make whole" will be payable out of LLC cash flow or, if accelerated in accordance with its terms, at the Company's option, in cash, shares of Common Stock or shares of Class B Common Stock (subject, in the latter case, to certain liquidity tests being met). Interpublic also has the benefit of certain "put" rights and the Company has been granted certain "call" rights and, if granted, the proposed Interpublic

                ALL AMERICAN COMMUNICATIONS, INC. & SUBSIDIARIES

                                  (UNAUDITED)

                               SEPTEMBER 30, 1995

Option, with respect to Interpublic's membership interest in the LLC, the exercise of which could substantially reduce the Company's liquidity. The Company's obligations to Interpublic will be supported by guarantees by AAG and certain related licensees and secured by a second priority security interest, subject only to the first priority security interest of the lenders with respect to the Goodson Term Loan in the assets and shares of AAG and the related licensees and Company's direct or indirect membership interests in the LLC. In this connection, the lenders and Interpublic have entered into an Intercreditor Agreement with the Company relating to their respective rights in connection with the Goodson Term Loan.

 3. TELEVISION PROGRAM COSTS

     Costs for television programs are comprised of the following:

                                                                SEPTEMBER      DECEMBER
                                                                   30,            31,
                                                                   1995          1994
                                                               ------------   -----------
                                                               (IN THOUSANDS)
        Released, less accumulated amortization..............    $ 75,241       $64,780
        In process and development...........................         784         3,657
                                                                  -------       -------
                                                                 $ 76,025       $68,437
                                                                  =======       =======

     The Company capitalizes interest, using the Company's effective borrowing rate, and overhead on television programs in production. Included in television program costs for the quarter ended September 30, 1995 and 1994 is capitalized interest of $645,000 and $140,000, respectively and capitalized overhead of $884,000 and $505,000, respectively. For the nine months ended September 30, 1995 and 1994, the Company capitalized $1,006,000 and $155,000 of interest, respectively and $2,197,000 and $1,681,000 of overhead, respectively.

 4. RELATED PARTY TRANSACTIONS

     Certain officers/stockholders of the Company have issued to the Company promissory notes in consideration for shares of the Company's Common Stock. Principal and interest under such notes are payable in five equal annual installments. The principal balance outstanding on such notes as of September 30, 1995 was approximately $68,000.

     During 1994 the Company loaned $250,000 to an officer of the Company, which loan is secured by a pledge of shares of Common Stock of the Company owned by such officer. The loan bears interest at a rate of 8.0% per annum (equal to the rate then in effect under the Company's working capital loan) and will mature upon expiration of the officer's employment agreement which is currently February 1996. The loan has been included with other assets in the accompanying condensed consolidated balance sheet at September 30, 1995.

 5. COMMITMENTS AND CONTINGENCIES

     All American Television entered into an exclusive license agreement dated as of May 1, 1995 with USA Networks in regard to the licensing of 110 episodes of Baywatch, 22 episodes of Sirens, and 22 episodes of Acapulco H.E.A.T. and, under certain circumstances up to 22 episodes of Baywatch Nights. The license agreement is exclusive in the United States, its territories and possessions (including Puerto Rico) over all forms of transmission by all means (including, without limitation, free over-the-air broadcasts, basic and pay cable, or via video on demand), other than via continuous first run syndication, and other than the strip syndication of the first 110 episodes of Baywatch produced by the Company, during the period commencing June 26, 1995 through September 19, 1997. The initial term of the license agreement commenced in

                ALL AMERICAN COMMUNICATIONS, INC. & SUBSIDIARIES

                                  (UNAUDITED)

                               SEPTEMBER 30, 1995

May 1995 for Acapulco H.E.A.T. and will commence in October 1995 for Sirens, September 1996 for Baywatch Nights and September 1997 for Baywatch with a common termination date of September, 2000 for all four shows. Revenue will be recognized on commencement of the license period for each show. The initial minimum license fee aggregates $25,300,000 payable in 36 equal monthly installments of approximately $703,000 commencing September, 1997 through August, 2000. The license agreement also contains certain additional obligations and rights of USA Networks regarding additional episodes of Baywatch and the right to extend the term of the license for up to four years for additional specified consideration.

     In June 1995, the Company commenced principal photography (for the sixth season) of the Company's weekly drama series Baywatch, consisting of 22 new one hour episodes for the 1995/1996 television broadcast season. The total production budget of approximately $22,000,000 for the 1995/1996 broadcast season is expected to be funded through a combination of borrowings under the Baywatch Production Line and cash payments pursuant to its foreign distribution agreement. Through September 30, 1995, the Company has spent approximately $15,000,000 towards the production of 22 episodes of Baywatch for the 1995/1996 broadcast season, of which ten have been completed and delivered.

     The Company has begun production of a spin-off of Baywatch, Baywatch Nights, which commenced principal photography in April 1995 and which has initially aired in first-run syndication in September 1995 for the 1995/1996 broadcast season. The Company is self-distributing Baywatch Nights both domestically and internationally. The total revised production budget for the 22 planned new one-hour episodes for the 1995/1996 broadcast season of approximately $23,000,000 is expected to be funded through borrowings under the Baywatch Nights Production Line or by obtaining funding from licensing of the program. Through September 30, 1995, the Company has spent approximately $12,500,000 towards the production of ten of 22 episodes of Baywatch Nights for the 1995/1996 broadcast season, all ten of which have been completed and delivered.

     Minimum commitments for advances to recording artists at September 30, 1995 amounted to approximately $545,000.

     In September 1994, the Company filed a complaint, as amended, against the producers of the series Acapulco H.E.A.T. in the Superior Court of the State of California alleging, among other things, breach of contract and fraud. The Company had entered into an agreement, dated as of October 7, 1992, with the producers for the Company to distribute the series Acapulco H.E.A.T. in the domestic television market. Subject to the fulfillment of certain terms by the producer, the Company agreed to pay a distribution advance of $6,600,000 (plus an additional amount per episode under certain circumstances) payable over ten months commencing November 30, 1993. As of September 1994, the Company had made payments totaling approximately $4,698,000 at which time a dispute with the producers with regard to the non-fulfillment of certain terms by the producers was raised by the Company and the Company discontinued making such advance payments. The unpaid portion of the advance payments, totaling approximately $2,452,000, has been placed in an interest-bearing restricted cash account pending resolution of the dispute. The producers have filed an answer and cross-complaint alleging, among other things, breach of contract and fraud in connection with the agreement to distribute Acapulco H.E.A.T. and breach of contract and fraud in connection with the Company's barter distribution of certain theatrical films unrelated to Acapulco H.E.A.T. The Company intends to vigorously pursue its claim and defend against the cross-complaint. The Court has indicated that a settlement conference has been set for January 1996 and a trial date has been set for April 1996. Discovery has been held in abeyance while settlement discussions are ongoing. Management does not believe the ultimate outcome of this matter will result in a materially adverse effect on the Company's financial condition or results

                ALL AMERICAN COMMUNICATIONS, INC. & SUBSIDIARIES

                                  (UNAUDITED)

                               SEPTEMBER 30, 1995

of operations. However, there can be no assurance that the Company will be successful on the merits of the lawsuit.

     On May 31, 1995, Credit Lyonnais Bank Nederland N.V. ("CLBN") made demand upon SBEI under a Guarantee dated July 29, 1986 (the "SBEI Guarantee"), (a) for payment of approximately $916,000 plus interest accrued since October 31, 1994 under a Loan and Security Assignment dated July 29, 1986 (the "Loan Agreement") between CLBN and various former subsidiaries of SBEI relating to the discontinued motion picture operations of the Company, and (b) for payment of $2,667,000 plus interest accruing since September 30, 1994 under an alleged unmemorialized amendment of the Loan Agreement. This demand superseded an earlier demand, made on December 12, 1994, for payment of $3,742,000 plus interest or costs booked since November 11, 1994. SBEI rejected the foregoing May 31, 1995 demand based upon, among other reasons, the following: (a) that in a January 1993 agreement CLBN agreed to release all liens and any interests in any property or assets of SBEI, which in effect released SBEI from any obligations under the SBEI Guarantee; (b) that the loan purportedly guaranteed has been repaid; and (c) that SBEI in any event is not a party to and was not bound by the alleged "unmemorialized" amendment to the Loan Agreement.

     In addition, since approximately November 1993, CLBN and its representatives have been reviewing certain books and records relating to the distribution and production of certain motion pictures by Minority Pictures, Inc. (formerly Scotti Brothers Pictures, Inc.) or its subsidiaries for which CLBN provided financing. In October 1994, and again in June 1995, CLBN requested that Minority Pictures, Inc. and various of its current and former affiliates (including the Company and certain of its subsidiaries) execute a tolling agreement which would have tolled claims which CLBN may have against such persons, including but not limited to causes of action based on such financing. The Company has declined to enter into a tolling agreement because based upon the information thus far provided by CLBN, or the lack thereof, it is extremely unclear whether there are any tenable claims against the Company and its subsidiaries. While the Company believes that SBEI has meritorious defenses with respect to the SBEI Guarantee and any other claims which CLBN may assert, and that the ultimate outcome of this matter will not result in a materially adverse effect on the Company's financial condition or results of operations, there can be no assurance that the Company ultimately will prevail.

     The Company is party to certain other legal proceedings which are routine and incidental to the business. The Company believes that the results of such litigation will not have a material adverse effect on the Company's financial condition or results of operations.

 6. SUBSEQUENT EVENTS

  Mark Goodson Acquisition:

     As of October 6, 1995, the Company consummated an Asset Purchase Agreement pursuant to which a newly-formed limited liability company (the "LLC"), jointly owned, directly or indirectly by the Company and The Interpublic Group of Companies, Inc. ("Interpublic"), acquired substantially all of the assets (excluding assets relating to the lottery business) and to assume certain specified liabilities (the "Mark Goodson Acquisition") of Mark Goodson Productions, L.P. and The Child's Play Company (collectively the "Sellers"). The purchase price consists of a payment by the Company of $25,000,000 in cash and issuance by Interpublic of $25,000,000 in its common stock to the Sellers, together with a contingent earn-out described below. Under the earn-out, the LLC will initially pay to an assignee of the Sellers a specified percentage of "Domestic Net Profits" (i.e., generally gross receipts less production costs if from the exploitation in the U.S. and Canada (currently, consisting of "The Price Is Right") of the Goodson game shows and other purchased television formats during the five-year period following October 6, 1995, which period is subject to extension

                ALL AMERICAN COMMUNICATIONS, INC. & SUBSIDIARIES

                                  (UNAUDITED)

                               SEPTEMBER 30, 1995

for an additional five years if total earn-out payments do not equal $48,500,000, in which case the earn-out shall be payable in neither a minimum nor a maximum amount). The specified percentage of Domestic Net Profits payable to the Sellers with respect to "The Price Is Right" is 75% during the network exhibition of the program during the five years after October 6, 1995 and otherwise the specified percentage is generally 50% for other programs. However, the earn-out does not apply to any net profits realized from the international exploitation of any of the purchased game shows or other purchased television formats.

     Based upon a preliminary review and evaluation, substantially all of the Company's $25,000,000 portion of the initial purchase price has been allocated to goodwill. The contingent purchase price, to the extent earned, will be treated as an increase in goodwill and will be amortized coterminously with the original goodwill over a 25 year period. Management of the Company is in the process of reviewing the allocation of the purchase price and, when completed, may modify its preliminary allocation. The Mark Goodson Acquisition will be accounted for by the Company under the equity method of accounting. See "Notes Payable". As a result of the Mark Goodson Acquisition, the Company expects, in future quarters, to recognize in net income its 50% or the LLC's operating results utilizing the equity method of accounting.

  Common Stock:

     On October 18, 1995 the Company filed a Form S-2 Registration Statement with the Securities and Exchange Commission for purposes of registering a proposed underwritten public offering of 4,500,000 shares of the Company's Class B Common Stock, of which 500,000 shares are to be offered for sale by a selling stockholder. 675,000 additional shares, subject to an over-allotment option in favor of the underwriters, are to be offered for sale by certain officers and employees of the Company (subject to being covered by the Company under certain circumstances). There is no assurance that the offering will be consummated or, if consummated, that the terms thereof will not be modified .

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
All American Communications, Inc.

     We have audited the accompanying consolidated balance sheets of All American Communications, Inc. and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of All American Communications, Inc. and subsidiaries at December 31, 1994 and 1993, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

                                          /s/  ERNST & YOUNG LLP

                                          --------------------------------------
                                               ERNST & YOUNG LLP

Los Angeles, California
March 8, 1995

               ALL AMERICAN COMMUNICATIONS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)

                                     ASSETS

                                                                              DECEMBER 31,
                                                                           -------------------
                                                                             1994       1993
                                                                           --------   --------
Cash and cash equivalents................................................  $  1,662   $  3,264
Restricted cash -- Notes 1 and 11........................................    10,246        140
Trade receivables, less allowances of $3,855 and $3,241 at December 31,
  1994
  and 1993, respectively -- Note 11......................................    62,338     43,226
Inventory, net...........................................................     1,423      1,050
Advances to recording artists, net.......................................     1,801      3,047
Television program costs, less accumulated amortization of $114,269 and
  $81,735 at December 31, 1994 and 1993, respectively -- Note 4..........    68,437     52,381
Property and equipment, less accumulated depreciation
  and amortization -- Note 3.............................................     3,772      2,658
Goodwill, less accumulated amortization of $1,242 and $271 at
  December 31, 1994 and 1993, respectively -- Note 1.....................    51,545      2,395
Deferred income tax benefits -- Note 9...................................       235         --
Other -- Note 8..........................................................     6,548      4,360
                                                                           --------   --------
          Total assets...................................................  $208,007   $112,521
                                                                           ========   ========
                             LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
  Accounts payable.......................................................  $  6,826   $  3,133
  Accrued expenses.......................................................    10,652      4,536
  Royalties payable......................................................     2,477      2,615
  Deferred revenues......................................................       257        786
  Due to producers.......................................................    27,278     22,086
  Participations payable.................................................    17,091     11,094
  Notes payable -- Note 5................................................   115,343     60,424
  Deferred taxes payable -- Note 9.......................................        --         94
                                                                           --------   --------
          Total liabilities..............................................   179,924    104,768
Redeemable stock -- Notes 6 and 7:
  Series A preferred stock, none issued and outstanding in 1994 and
     1993................................................................        --         --
  Common stock, none issued and outstanding in 1994 and 1993.............        --         --
  Redeemable warrants....................................................        --        250
Commitments and contingencies -- Note 10
Stockholders' equity -- Notes 5, 6, 7 and 8:
  Preferred stock, authorized 5,000,000 shares...........................        --         --
  Common stock, voting, $.0001 par value, authorized 20,000,000 shares, issued 5,455,971 in 1994 and 4,825,971 in 1993 (including treasury
     shares).............................................................         1          1
  Common stock, Class B non-voting, $.0001 par value, authorized
     20,000,000 shares, issued 2,520,000 in 1994 and 0 in 1993...........        --         --
     Additional paid-in capital..........................................    28,751      9,096
  Common stock in treasury, at cost, 30,000 shares in 1994 and 1993......      (135)      (135)
  Stock subscriptions receivable and deferred compensation...............      (153)      (695)
  Accumulated deficit....................................................      (309)      (764)
  Currency translation adjustment........................................       (72)        --
                                                                           --------   --------
          Total stockholders' equity.....................................    28,083      7,503
                                                                           --------   --------
          Total liabilities and stockholders' equity.....................  $208,007   $112,521
                                                                           ========   ========

                            See accompanying notes.

               ALL AMERICAN COMMUNICATIONS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                   YEAR ENDED DECEMBER 31,
                                                             ------------------------------------
                                                                1994         1993         1992
                                                             ----------   ----------   ----------
Revenues:
  Television...............................................  $   98,771   $   57,407   $   45,302
  Recorded music...........................................      16,130       13,215       12,616
                                                             ----------   ----------   ----------
                                                                114,901       70,622       57,918
                                                             ----------   ----------   ----------
Expenses:
  Television...............................................      75,196       42,560       32,078
  Recorded music...........................................      10,750        9,780        9,250
  Selling, general and administrative......................      21,523       16,074       13,471
  Goodwill amortization....................................         971          133          138
                                                             ----------   ----------   ----------
                                                                108,440       68,547       54,937
                                                             ----------   ----------   ----------
Operating income...........................................       6,461        2,075        2,981
Other income (expense):
  Interest income..........................................         204           91          114
  Interest expense.........................................      (5,929)      (1,688)        (501)
  Other....................................................          49           77          196
                                                             ----------   ----------   ----------
                                                                 (5,676)      (1,520)        (191)
                                                             ----------   ----------   ----------
Income from continuing operations before income taxes......         785          555        2,790
Provision for income taxes -- Note 9.......................         330          175          927
                                                             ----------   ----------   ----------
Income from continuing operations..........................         455          380        1,863
Discontinued operations -- film segment -- Note 2:
  Loss from operations of film segment, net of income tax
     benefit...............................................          --           --         (861)
  Estimated loss on disposal, net of taxes.................          --           --          (80)
                                                             ----------   ----------   ----------
  Loss from discontinued operations........................          --           --         (941)
                                                             ----------   ----------   ----------
  Net income...............................................         455          380          922
  Accretion and dividends on redeemable stock --
    Notes 1, 5 and 6.......................................          --       (2,208)      (2,728)
  Excess of carrying value of redeemable shares over
     purchase price -- Notes 1, 5 and 6....................          --        6,070           --
                                                             ----------   ----------   ----------
  Net income (loss) applicable to common stockholders......  $      455   $    4,242   $   (1,806)
                                                             ==========   ==========   ==========
Earnings (loss) per share -- primary -- Note 1:
  Continuing operations....................................  $      .07   $      .87   $     (.18)
  Discontinued operations..................................          --           --         (.20)
                                                             ----------   ----------   ----------
  Net earnings (loss)......................................  $      .07   $      .87   $     (.38)
                                                             ==========   ==========   ==========
Weighted average number of common shares outstanding.......   6,201,000    4,874,000    4,752,000
                                                             ==========   ==========   ==========
Earnings (loss) per share -- fully diluted -- Note 1:
  Continuing operations....................................  $      .07   $      .78   $     (.18)
  Discontinued operations..................................          --           --         (.20)
                                                             ----------   ----------   ----------
  Net earnings (loss)......................................  $      .07   $      .78   $     (.38)
                                                             ==========   ==========   ==========
Weighted average number of common shares outstanding.......   6,201,000    6,275,000    4,752,000
                                                             ==========   ==========   ==========

                            See accompanying notes.

               ALL AMERICAN COMMUNICATIONS, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                             (DOLLARS IN THOUSANDS)

                                                        COMMON STOCK
                                       -----------------------------------------------
                                                                   CLASS B
                                                                (NON-VOTING)
                                       SHARES ISSUED            SHARES ISSUED            ADDITIONAL    COMMON
                                            AND                      AND                  PAID-IN     STOCK IN
                                        OUTSTANDING    AMOUNT    OUTSTANDING    AMOUNT    CAPITAL     TREASURY
                                       -------------   ------   -------------   ------   ----------   --------
Balance at December 31, 1991.........    4,066,974      $  1             --      $ --     $    350     $ (135)
  Public offering of common stock....      750,000        --             --        --        5,143         --
  Accretion on redeemable stock......           --        --             --        --         (786)        --
  Dividends on preferred stock.......           --        --             --        --         (400)        --
  Amortization of deferred
     compensation....................           --        --             --        --           --         --
  Options issued in conjunction with
     debt............................           --        --             --        --          100         --
  Additions to stock subscriptions...        9,000        --             --        --           77         --
  Payments on stock subscriptions
     receivable......................           --        --             --        --           --         --
  Fractional shares attributable to
     stock split.....................           (3)       --             --        --           --         --
  Net income.........................           --        --             --        --           --         --
                                         ---------       ---      ---------       ---      -------      -----
Balance at December 31, 1992.........    4,825,971         1             --        --        4,484       (135)
                                         ---------       ---      ---------       ---      -------      -----
  Excess of carrying value of
     redeemable stock over purchase
     price...........................           --        --             --        --        6,070         --
  Accretion on redeemable stock......           --        --             --        --       (1,608)        --
  Payments on stock subscriptions
     receivable......................           --        --             --        --           --         --
  Amortization of deferred
     compensation....................           --        --             --        --           --         --
  Dividends on preferred stock.......           --        --             --        --         (600)        --
  Issuance of employee stock
     options.........................           --        --             --        --          750         --
  Net income.........................           --        --             --        --           --         --
                                         ---------       ---      ---------       ---      -------      -----
Balance at December 31, 1993.........    4,825,971         1             --        --        9,096       (135)
                                         ---------       ---      ---------       ---      -------      -----
  Stock issued in connection with the
     Fremantle Acquisition...........      630,000        --      2,520,000        --       20,000         --
  Payments on stock subscriptions
     receivable......................           --        --             --        --           --         --
  Amortization of deferred
     compensation....................           --        --             --        --           --         --
  Cancellation of deferred
     compensation....................           --        --             --        --         (345)        --
  Currency translation adjustment....           --        --             --        --           --         --
  Net income.........................           --        --             --        --           --         --
                                         ---------       ---      ---------       ---      -------      -----
Balance at December 31, 1994.........    5,455,971      $  1      2,520,000      $ --     $ 28,751     $ (135)
                                         =========       ===      =========       ===      =======      =====

                            See accompanying notes.

               ALL AMERICAN COMMUNICATIONS, INC. AND SUBSIDIARIES

                             (DOLLARS IN THOUSANDS)

                                                        STOCK
                                                    SUBSCRIPTIONS     RETAINED
                                                     RECEIVABLE       EARNINGS      CURRENCY
                                                    AND DEFERRED    (ACCUMULATED   TRANSLATION
                                                    COMPENSATION      DEFICIT)     ADJUSTMENT     TOTAL
                                                    -------------   ------------   -----------   -------
Balance at December 31, 1991......................      $(574)        $   (524)       $  --      $  (882)
  Public offering of common stock.................         --               --           --        5,143
  Accretion on redeemable stock...................         --           (1,142)          --       (1,928)
  Dividends on preferred stock....................         --             (400)          --         (800)
  Amortization of deferred compensation...........         32               --           --           32
  Options issued in conjunction with debt.........         --               --           --          100
  Additions to stock subscriptions................        (77)              --           --           --
  Payments on stock subscriptions receivable......         94               --           --           94
  Fractional shares attributable to stock split...         --               --           --           --
  Net income......................................         --              922           --          922
                                                        -----          -------         ----      -------
Balance at December 31, 1992......................       (525)          (1,144)          --        2,681
                                                        -----          -------         ----      -------
  Excess of carrying value of redeemable stock
     over purchase price..........................         --               --           --        6,070
  Accretion on redeemable stock...................         --               --           --       (1,608)
  Payments on stock subscriptions receivable......        119               --           --          119
  Amortization of deferred compensation...........        146               --           --          146
  Dividends on preferred stock....................         --               --           --         (600)
  Issuance of employee stock options..............       (435)              --           --          315
  Net income......................................         --              380           --          380
                                                        -----          -------         ----      -------
Balance at December 31, 1993......................       (695)            (764)          --        7,503
                                                        -----          -------         ----      -------
  Stock issued in connection with the Fremantle
     Acquisition..................................         --               --           --       20,000
  Payments on stock subscriptions receivable......        137               --           --          137
  Amortization of deferred compensation...........         60               --           --           60
  Cancellation of deferred compensation...........        345               --           --           --
  Currency translation adjustment.................         --               --          (72)         (72)
  Net income......................................         --              455           --          455
                                                        -----          -------         ----      -------
Balance at December 31, 1994......................      $(153)        $   (309)       $ (72)     $28,083
                                                        =====          =======         ====      =======

                            See accompanying notes.

               ALL AMERICAN COMMUNICATIONS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                                                       YEAR ENDED DECEMBER 31,
                                                                                  ----------------------------------
                                                                                    1994         1993         1992
                                                                                  --------     --------     --------
OPERATING ACTIVITIES
Net income......................................................................  $    455     $    380     $    922
Adjustments to reconcile net income to net cash used by operating activities:
  Depreciation and amortization of property and equipment and goodwill..........     1,450          454          535
  Amortization of television program costs......................................    32,534       33,236       21,389
  Increase in allowance for doubtful accounts...................................       287           37          165
  Increase (decrease) in allowance for sales returns............................       204         (209)         401
  Increase in makegoods reserve.................................................       123           28        1,006
  Changes in operating assets and liabilities:
    Restricted cash.............................................................    (2,590)         360         (198)
    Trade receivables, inventory and advances to recording artists..............    (5,423)     (13,623)     (12,862)
    Deferred income tax benefits................................................      (235)          --           --
    Accounts payable, accrued expenses and royalties payable....................    (1,469)        (686)       6,532
    Due to producers and participations payable.................................     4,797        6,152        6,696
    Additions to television program costs.......................................   (43,490)     (45,578)     (26,867)
    Deferred revenues...........................................................    (1,680)        (767)        (251)
    Deferred taxes payable......................................................       (94)          94           --
    Other assets................................................................       457          872       (1,714)
                                                                                  --------     --------     --------
Net cash used by operating activities...........................................   (14,674)     (19,250)      (4,246)
INVESTING ACTIVITIES
Purchase of property and equipment, net of book value of assets retired.........      (497)        (135)         (66)
Purchase of short term investments..............................................        --           --      (10,183)
Sale of short term investments..................................................        --           --       10,183
Purchase of LBS, net of cash acquired...........................................        --       (3,626)          --
Purchase of Fremantle...........................................................   (32,527)          --           --
Payment of net liabilities of the film division.................................        --       (3,553)          --
                                                                                  --------     --------     --------
Net cash used by investing activities...........................................   (33,024)      (7,314)         (66)
FINANCING ACTIVITIES
Dividends paid..................................................................  $     --     $   (600)    $   (800)
Repurchase of redeemable warrants...............................................      (250)          --           --
Proceeds from public offering of common stock...................................        --           --        5,143
Proceeds from issuance of Notes, net of related costs...........................        --       56,793           --
Repurchase of redeemable stock, including related costs.........................        --      (15,746)          --
Payments on stock subscriptions receivable......................................       137          119           93
Proceeds from borrowings........................................................    38,768       55,281       17,828
Repayments of borrowings........................................................   (18,849)     (66,091)     (18,371)
Restricted cash held for repayment of borrowings................................    (7,516)          --           --
Proceeds from borrowings -- purchase of Fremantle, net of issuance costs........    33,878           --           --
                                                                                  --------     --------     --------
Net cash provided by financing activities.......................................    46,168       29,756        3,893
Effect of exchange rate changes on cash.........................................       (72)          --           --
                                                                                  --------     --------     --------
Increase (decrease) in cash.....................................................    (1,602)       3,192         (419)
Cash and cash equivalents at beginning of period................................     3,264           72          491
                                                                                  --------     --------     --------
Cash and cash equivalents at end of period......................................  $  1,662     $  3,264     $     72
                                                                                  ========     ========     ========
Supplemental disclosure of cash flow information:
  Cash paid during the period for:
    Interest, net of amount capitalized.........................................  $  5,552     $    765     $  1,789
                                                                                  ========     ========     ========
    Income taxes................................................................  $    247     $     81     $    144
                                                                                  ========     ========     ========

                            See accompanying notes.

               ALL AMERICAN COMMUNICATIONS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               DECEMBER 31, 1994

1. SIGNIFICANT ACCOUNTING POLICIES

     Description of Business

     All American Communications, Inc. ("AAC") and its wholly-owned subsidiaries, All American Television, Inc. ("AATV"), Scotti Brothers Entertainment Industries, Inc. ("SBEI") and All American Fremantle International, Inc. ("AAFII") (collectively, the "Company" or "All American"), produce and/or distribute, market and promote television programs and recorded music both domestically and internationally.

  Acquisitions

     On August 3, 1994, the Company acquired (the "Fremantle Acquisition") certain assets and securities and assumed certain liabilities of Fremantle International, Inc. ("Fremantle") through the Company's newly formed wholly-owned subsidiary, All American Fremantle International, Inc. ("AAFII"). The consideration for the Fremantle Acquisition consisted of 630,000 shares of the Company's Common Stock, 25,200 shares of newly created Series B Convertible Preferred Stock with an aggregate fair market value of $20,000,000 and $31,500,000 in cash funded by the Fremantle Loan (See Note 5). The 25,200 shares of Series B Convertible Preferred Stock have been converted into 2,520,000 shares of nonvoting Class B Common Stock following stockholder approval, in December 1994, of the amendment to the Company's certificate of incorporation to authorize creation of the Class B Common Stock. The shares of Class B Common Stock are identical to the existing Common Stock except that they are nonvoting other than as may be required by law. The Company has accounted for the Fremantle Acquisition as a purchase and has allocated the purchase price based on the estimated fair value of assets and liabilities acquired. The total consideration of $52,527,000 (including expenses related to the acquisition of $1,027,000) exceeds the estimated fair value of net assets acquired by $50,267,000 (goodwill); such goodwill is being amortized over 25 years. Results of operations of AAFII have been included in the Company's results from August 3, 1994.

     The pro forma unaudited results from operations for the years ended December 31, 1994 and 1993 assuming consummation of the Fremantle Acquisition at January 1, 1993 follows:

                                                                     YEAR ENDED DECEMBER 31,
                                                                    ------------------------
                                                                       1994         1993
                                                                     --------     --------
                                                                     (IN THOUSANDS EXCEPT
                                                                      PER SHARE AMOUNTS)
    Revenues.......................................................  $145,465     $131,464
    Operating income...............................................  $  6,732     $ 13,370
    Net income (loss)..............................................  $ (1,102)    $  4,936
    Earnings (loss) per share......................................  $   (.14)    $    .62

     The pro forma information presented above is prepared for comparative purposes only and does not purport to be indicative of what would have occurred had the acquisition been made at January 1, 1993, or of the results which may occur in the future.

     On February 8, 1993 the Company completed the acquisition (the "LBS Acquisition") of LBS Communications, Inc. ("LBS"), under an agreement ("LBS Agreement") wherein the Company agreed, subject to various terms and conditions, to purchase 100% of LBS' Class A Common Stock, constituting 100% of the outstanding shares of capital stock of LBS. LBS is a company engaged in the television syndication business. The purchase was made under an LBS plan of reorganization ("Plan") as confirmed by the U.S. Bankruptcy Court for the Southern District of New York ("Bankruptcy Court") on September 30, 1992. LBS is operated as a subsidiary of AATV.

                ALL AMERICAN COMMUNICATIONS, INC. & SUBSIDIARIES

     The purchase price paid by the Company for the stock of LBS consisted of the following: (i) cash payment of $5,161,000 of which (x) $2,786,000 was paid by the Company at closing, (y) $2,250,000 was obtained through a licensing agreement between LBS and International Family Entertainment, Inc. with respect to the animated series Heathcliff, and (z) $125,000 which was paid in January, 1994 by AATV under the terms of a non-interest bearing promissory note; and (ii) the issuance of Common Stock warrants to certain creditors of LBS and other third parties to acquire an aggregate of 281,250 shares of the Company's Common Stock, $0.0001 par value per share ("Common Stock") at an exercise price of $11 per share. The Company also incurred approximately $3,000,000 of additional costs and expenses related to the LBS Acquisition. In addition, the Company became responsible for a portion of the occupancy expenses under LBS' office lease in New York for a term which expired on October 31, 1993. The Company satisfied an obligation of LBS by issuing a note payable for $299,000 with interest at 8%, principal and interest due January 31, 1994 to a producer of a television series in lieu of issuing such producer 36,000 shares of the Company's Common Stock. Such note was fully paid in January, 1994.

     The Company granted to The Bank of New York demand registration rights for shares acquired through the exercise of its warrants obtained in connection with the above LBS acquisition. In addition, the Company granted put rights obligating it (i) to pay The Bank of New York $4.00 per warrant upon the Bank's exercise of its put right after December 31, 1993 in respect of the warrants for 62,500 shares (such option was put to the Company in January, 1994 for $250,000) and (ii) to pay $1,250,000 to The Bank of New York upon exercise of the put with respect to the warrants for 156,250 shares during the 30-day period following the first public release by the Company on Form 10-K or Form 10-Q on or prior to December 31, 1995 showing that the Company has earned cumulative net pre-tax income (net of losses) during the period from January 1, 1993, through the date of the public report of $30,000,000.

     The acquisition of LBS has been accounted for by the Company under the purchase method of accounting. Accordingly, LBS' results of operations are included in the Company's results from February 8, 1993, the date of purchase.

  Basis of Presentation and Principles of Consolidation

     The accompanying consolidated financial statements include the accounts of AAC and subsidiaries; all significant intercompany balances and transactions have been eliminated.

  Recognition of Revenues

     Minimum guaranteed amounts from domestic television sales generally are recognized when the license period begins and the program becomes available pursuant to the terms of the license agreement. Advertising revenues are recognized upon the commencement of the license period of the program and when the advertising time has been sold pursuant to non-cancelable agreements, provided the program is available for its first broadcast. Foreign minimum guaranteed amounts or outright fees are recorded as revenues and contracts receivable on the date of the license agreement unless the program is not yet available for exhibition. Revenues under foreign production agreements are recognized as completed episodes are delivered. Deferred revenues consist principally of advance payments received on television contracts for which the program materials are not yet available for broadcast or exploitation.

     The portion of recognized revenue which is to be shared with the producers and owners of the licensed program material (participations payable and due to producers) is accrued as the revenue is recognized.

     In certain instances, the Company guarantees viewer ratings for its syndicated programs. Applicable revenue is recorded net of estimated shortfalls, which are settled either by additional advertising time (make goods) or cash refunds to the advertiser. The Company provides for the full amount of the estimated shortfall.

                ALL AMERICAN COMMUNICATIONS, INC. & SUBSIDIARIES

     Domestic revenues from recorded music are recognized as units are shipped to customers. The Company provides for estimated future returns of recorded music product at the time the products are initially sold. These provisions are based upon historical experience. Actual returns are charged against the reserve. Foreign distribution of recorded music is effected through a distributor in exchange for guaranteed nonrefundable advances against future royalties. Nonrefundable guarantees from foreign sales are recognized as product is delivered to the Company's foreign distributor.

  Cash Equivalents

     The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less and investments in money market funds to be cash equivalents.

  Restricted Cash

     Pursuant to the Company's lending agreements, substantially all cash collected is required to be paid into accounts maintained by Chemical Bank and applied to the repayment of the outstanding borrowings as specified in the lending agreements (See Note 5). The cash held for repayment is included as restricted cash. Additionally, amounts held in an interest bearing reserve account with respect to Acapulco H.E.A.T. have been included as restricted cash (See Note 10).

  Inventory

     Inventory consists of recorded music product and is carried at the lower of cost or estimated net realizable value. Pursuant to the Company's distribution agreement with Bertelsmann Music Group ("BMG"), BMG has a security interest in the Company's master recordings at any time the Company owes money to BMG.

  Television Program Costs

     Television program costs consist of direct production costs, production overhead, capitalized interest and certain exploitation costs, less accumulated amortization. Such costs are stated at the lower of unamortized cost or estimated net realizable value. Selling costs and other distribution costs which are not recoverable from the producers share of revenues are charged to expense as incurred.

     Television program costs, and estimated total costs of participations and residuals, are amortized under the individual film forecast method in the ratio that current period revenue recognized bears to management's estimate of remaining gross revenue to be recognized. Such estimates are re-evaluated quarterly in connection with a review of the Company's inventory of television product, and estimated losses, if any, are provided for in full.

  Artist Compensation Cost

     Royalties earned by artists from sales of recorded music are charged to expense as the related revenues are recognized. Advances to artists against future royalties are recorded as assets if the Company estimates the amount of the advances will be recoverable from future royalties to be earned by the artist, based upon the past performance and current popularity of the artist to whom the advance is made. Such advances are applied against subsequent royalties earned by the artist.

  Depreciation and Amortization

     Property and equipment are carried at cost and depreciation is computed using accelerated and straight line methods over the estimated useful lives of the assets; thirty years for the building and ranging from three to seven years for the remaining assets. Leasehold improvements are amortized over the lesser of the term of the lease or the estimated useful lives of the improvements.

                ALL AMERICAN COMMUNICATIONS, INC. & SUBSIDIARIES

     Goodwill is amortized on a straight-line basis over periods ranging from 10 to 25 years (principally 25 years).

  Income Taxes

     Effective January 1, 1993, the Company records its income tax provision in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). Prior to the adoption of SFAS No. 109, income tax expense was determined using the liability method prescribed by Statement of Financial Accounting Standards No. 96 ("SFAS No. 96") which was superseded by SFAS No. 109. Among other changes, SFAS No. 109 changes the recognition and measurement criteria for deferred tax assets included in SFAS No. 96. Adoption of SFAS No. 109 did not have a material impact on the Company's financial position or results of operations (See Note 9).

     Deferred income taxes under the liability method arise primarily from the differences in the timing of the recognition of certain television and recorded music revenue and expense items for book and tax purposes.

     The Company uses the flow-through method of accounting for unused investment credits.

  Share Information; Earnings Per Share

     Primary earnings per share represents the per share income or loss applicable to common stockholders and is computed based on the weighted average common shares outstanding and dilutive Common Stock equivalents. The net income for 1993 and 1992 have been adjusted for the dividend paid to Series A Preferred stockholders and the accretion required to increase the carrying values of the redeemable Series A Preferred and redeemable Common Stock to their mandatory redemption amounts (See Notes 6 and 7). In addition, net income applicable to common stockholders for the year ended December 31, 1993 includes $6,070,000 which represents the excess of the carrying value of the Redeemable Shares over the price paid for their purchase; such treatment is in accordance with Securities and Exchange Commission guidelines.

     The fully diluted per share computation for 1993 reflects the effect of the assumed conversion of the Company's 6 1/2% Convertible Subordinated Notes due 2003 (See Note 5) and increases net income applicable to common stockholders by $666,000 for the elimination of interest expense on such notes, net of tax benefits. Such assumed conversion is anti-dilutive for 1994.

  Foreign Currency

     The operations of all foreign entities are measured in local currencies. Assets and liabilities are translated into United States ("U.S.") dollars using exchange rates in effect at the end of each reporting period. Revenues and expenses are translated at the average exchange rates prevailing during the period. Adjustments resulting from translating the financial statements of foreign entities into U.S. dollars are recorded as a separate component of stockholders' equity.

  Reclassifications

     Certain reclassifications have been made to the 1993 and 1992 financial statements to conform to the current year's presentation.

2. DISCONTINUED OPERATIONS

     On December 1, 1992 the Company approved a formal plan to discontinue its motion picture division which operations consisted of the production of feature films. On February 8, 1993 the Company transferred its ownership of certain indirect subsidiaries (Film Companies) which held rights to eight motion pictures produced and/or distributed by the Film Companies to an unrelated third party. The transferee acquired all of

                ALL AMERICAN COMMUNICATIONS, INC. & SUBSIDIARIES the issued and outstanding stock of the Film Companies subject to certain secured indebtedness in favor of Credit Lyonnais Bank Nederland (CLBN).

     Revenues of the discontinued motion picture division were $2,132,000 for the year ended December 31, 1992. In conjunction with the discontinuance, the Company recorded a loss from discontinued operations and estimated loss on disposal of $941,000, net of $629,000 in income tax benefits. The actual loss on disposal approximated the Company's estimate.

3. PROPERTY AND EQUIPMENT

     Property and equipment are comprised of the following:

                                                                          DECEMBER 31,
                                                                       -------------------
                                                                        1994        1993
                                                                       -------     -------
                                                                         (IN THOUSANDS)
    Land.............................................................  $   403     $   403
    Building and improvements........................................    1,462       1,288
    Sound studio and related equipment...............................    1,540       1,535
    Office furniture and fixtures....................................    3,079       1,658
    Automobiles......................................................      163         163
    Other............................................................       30          37
                                                                       -------     -------
                                                                         6,677       5,084
    Less accumulated depreciation and amortization...................   (2,905)     (2,426)
                                                                       -------     -------
                                                                       $ 3,772     $ 2,658
                                                                       =======     =======

4. TELEVISION PROGRAM COSTS

     Costs for television programs are comprised of the following:

                                                                          DECEMBER 31,
                                                                       -------------------
                                                                        1994        1993
                                                                       -------     -------
                                                                         (IN THOUSANDS)
    Released, less accumulated amortization..........................  $64,780     $46,921
    In process and development.......................................    3,657       5,460
                                                                       -------     -------
                                                                       $68,437     $52,381
                                                                       =======     =======

     Based on management's estimates of gross revenues as of December 31, 1994, approximately 76% of the unamortized costs applicable to released television programming will be amortized during the three years ending December 31, 1997. Interest capitalized to television program costs during the periods ended December 31, 1994, 1993 and 1992 was approximately $399,000, $259,000 and
$277,000, respectively.

                ALL AMERICAN COMMUNICATIONS, INC. & SUBSIDIARIES

5. NOTES PAYABLE

     Notes payable are comprised of the following:

                                                                          DECEMBER 31,
                                                                      --------------------
                                                                        1994        1993
                                                                      --------     -------
                                                                         (IN THOUSANDS)
    Notes payable to banks..........................................  $ 55,343     $   125
    Note payable to LBS creditor, 8%................................        --         299
    Convertible Subordinated Notes, 6 1/2%..........................    60,000      60,000
                                                                      --------     -------
                                                                      $115,343     $60,424
                                                                      ========     =======

     In connection with the Fremantle Acquisition, the Company entered into a Credit, Security, Guaranty and Pledge Agreement by and among the Company and Chemical Bank (the "Fremantle Loan Agreement"), whereby AAFII obtained a term loan in the aggregate amount of $35,000,000, from Chemical Bank (the "Fremantle Loan"). The Fremantle Loan bears interest, at the Company's option, at either
(i) the London Interbank Offered Rate ("LIBOR") plus 3%, or (ii) at the Alternate Base Rate (which is the greater of Chemical Bank's Prime Rate, its Base CD Rate plus 1 1/4%, or the Federal Funds Effective Rate plus 1/2%) plus 2% (10.875% as of December 31, 1994). The applicable interest rate spread is subject to an increase of 1/8 of 1% at six month intervals up to a maximum increased spread of 2%. The Fremantle Loan is repayable in quarterly principal installments of $1,500,000 commencing December 1994, increasing to $3,000,000 in December 1995, and increasing again to $4,250,000 in December 1996 with a final installment of $4,250,000 due August 1997 (each payment being subject to reduction from certain prepayments). Interest is payable (i) on the last day of the Interest Period (as defined in the Fremantle Loan Agreement) in the case of Eurodollar Loans but no less often than quarterly or (ii) on the last business day of each calendar quarter (commencing September 1994) in the case of Alternate Base Rate Loans. The Fremantle Loan Agreement imposes a number of financial and other conditions upon the Company, including limitations on indebtedness, restrictions on the disposition of assets, restrictions on making certain payments (including dividends) and certain financial tests. The obligation is cross-collateralized with borrowings of the Company under the Working Capital Loan Agreement and Production Loan Agreement as defined below. Substantially all of AAFII's cash collections and certain payments from Fremantle are required to be paid into accounts maintained by Chemical Bank and applied, subject to certain exceptions for working capital and production costs, to interest and principal amounts outstanding under the Fremantle Loan until such time as the loan is repaid in full. As of December 31, 1994 payments of $1,500,000 had been made to reduce the $35,000,000 principal balance. Additionally, as of December 31, 1994, the Company is holding approximately $7,516,000 in restricted cash balances from AAFII, a substantial portion of which will be used to reduce the Fremantle Loan balance.

     On February 8, 1993, the Company entered into a Credit, Security, Guaranty and Pledge Agreement among the Company and Chemical Bank (the "Working Capital Loan Agreement"), whereby the Company obtained a revolving credit facility, the total commitment of which is $7,500,000, from Chemical Bank (the "Working Capital Loan"). Concurrently with the execution of the Working Capital Loan Agreement, the Company also entered into a Credit, Security, Guaranty and Pledge Agreement among the Company and a syndicate of lenders led by Chemical Bank and including De Nationale Investeringsbank N.V. and Kredietbank S.A. Luxembourgeoise (the "Production Loan Agreement"), pursuant to which the Company has obtained a revolving credit facility with commitments of up to $17,500,000 in the aggregate for production of Baywatch (the "Production Line"). On August 2, 1993, an additional lender was included in the Production Line facility and the line was increased to a maximum of $20,000,000. The obligations of the Company under the Working Capital Loan Agreement are cross-collateralized with those of the Company under the Production Loan Agreement.

                ALL AMERICAN COMMUNICATIONS, INC. & SUBSIDIARIES

     Under the Working Capital Loan Agreement and the Production Loan Agreement, the terms and conditions of which are substantially similar, the amount the Company may borrow is based upon the value of the collateral in the borrowing base which consists principally of accounts receivable and certain other assets of the Company (although the Production Line borrowing base is calculated independently of the Working Capital Loan borrowing base and is based only on Baywatch accounts receivable). Borrowings bear interest either (i) at LIBOR plus 3%, or (ii) at the Alternate Base Rate (which is the greater of Chemical Bank's Prime Rate, its Base CD Rate plus 1 1/4%, or the Federal Funds Effective Rate plus 1/2%) plus 2% (10.875% as of December 31, 1994), and were originally scheduled to mature on October 31, 1994. In July 1994, the Company extended the maturity date of the Production Line to October 1995. In October 1994, the Company extended the maturity date of the Working Capital Loan to January 31, 1995 and in January 1995 the Working Capital Loan was extended to April 28, 1995. In addition, the Working Capital Loan Agreement provides for the issuance of letters of credit on behalf of the Company. These facilities impose a number of financial and other conditions upon the Company, including limitations on indebtedness, restrictions on the disposition of assets, restrictions on making certain payments (including dividends except to the extent dividends are required to be paid on the Company's Series A Preferred Stock) and certain financial tests. Additionally, the Production Loan Agreement provides that certain conditions precedent must be satisfied before funding of each season of the Baywatch series.

     Substantially all of the Company's cash collections are required to be paid into accounts maintained by Chemical Bank and applied to the repayment of the Company's revolving credit obligations under the Working Capital Loan Agreement and the Production Loan Agreement. The amount the Company is able to reborrow under these facilities is subject to the ability of the Company to pledge collateral to the banks with sufficient value to collateralize such borrowings. Substantially all of the Company's assets are pledged under the Working Capital and Production Loan Agreements except the real property owned by the Company and certain physical record inventory. At December 31, 1994, the Company had $2,072,000 and $3,585,000 available for borrowing under the Working Capital Loan and the Production Line, respectively, and $5,428,000 was outstanding under the Working Capital Loan and $16,415,000 was outstanding under the Production Line.

     During the third quarter of 1993, the Company issued a note payable for $299,000 to a creditor of LBS in lieu of issuing 36,000 shares of the Company's Common Stock to such creditor. Such amount was repaid during the first quarter of 1994.

     In October 1993, the Company issued its 6 1/2% Convertible Subordinated Notes Due 2003 (the "Notes") in the aggregate principal amount of $60,000,000. The Company received net proceeds of approximately $56,793,000 from the issuance of the Notes. A portion of the proceeds were used to repurchase and retire all of the issued and outstanding shares of redeemable Series A Preferred Stock and redeemable Common Stock of the Company (collectively, the "Redeemable Shares"), to temporarily repay all amounts outstanding under the Chemical Facilities, and for general corporate purposes.

     The Notes were issued pursuant to a Fiscal Agency Agreement, dated as of October 6, 1993 (the "Fiscal Agency Agreement"), between the Company and BankAmerica National Trust Company, as Fiscal Agent (the "Fiscal Agent"). The following description of the Notes summarizes the detailed provisions of the Notes and the Fiscal Agency Agreement.

     The Notes bear interest from October 6, 1993 at the rate of 6 1/2% per annum, payable semiannually in arrears on each April 1 and October 1, commencing on April 1, 1994. Interest on the Notes will be paid on the basis of a 360-day year of twelve 30-day months. The Notes will mature on October 1, 2003 and upon maturity will be redeemed at 100% of the principal amount thereof.

     The Notes are subordinated in right of payment to the prior payment in full of all Senior Indebtedness (as defined in the Notes and the Fiscal Agency Agreement) of the Company.

                ALL AMERICAN COMMUNICATIONS, INC. & SUBSIDIARIES

     Except for certain limitations, the Notes are convertible into Common Stock, initially at a conversion price of $11.50 per share (equivalent to 86.957 shares of Common Stock for each $1,000 principal amount of Notes) prior to redemption or maturity. The conversion price is subject to adjustment in certain events as set forth in the Fiscal Agency Agreement. The underlying shares have been registered with the Securities and Exchange Commission (the "Commission") pursuant to a registration statement filed on Form S-1 declared effective by the Commission in February, 1994.

     The Notes may be redeemed, at the option of the Company, in whole or in part, at any time on or after October 1, 1996, at redemption prices commencing at 104.643% of par and declining to 100% in 2001 together with accrued but unpaid interest thereon through the date of redemption. The Notes may be redeemed at any time, as a whole but not in part, in the event of certain changes in United States tax laws. In case of any such redemption, the redemption price will be 100% of the principal amount of the Notes, together in each case with accrued interest to the date of redemption.

     In January 1994, the Company paid a note payable of $125,000 to the Bank of New York that was due December 31, 1993.

     The Company is currently in negotiations for a new senior credit facility (the "Senior Credit Facility Agreement"), with a syndicate of lenders led by Chemical Bank consisting of the following four tranches: (A) a term loan, the total commitment of which is expected to be $30,000,000 (the "Term Loan" or "Tranche A") and which will be utilized to refinance existing bank debt incurred in connection with the Fremantle Acquisition; (B) a revolving credit facility of up to $20,000,000 in the aggregate to be utilized for production of Baywatch and a portion of which is expected to be initially utilized to refinance existing bank debt related to production of Baywatch during the 1994/1995 broadcast season (the "Baywatch Production Line" or "Tranche B"); (C) a revolving credit facility, of up to $20,000,000 in the aggregate for production of Baywatch Nights (the "Baywatch Nights Production Line" or "Tranche C"); and (D) a revolving credit facility of up to $40,000,000 to be utilized to finance certain working capital needs of the Company and a portion of which is expected to be initially used to refinance existing bank debt related to the Company's working capital needs (the "Working Capital Line" or "Tranche D"). The Working Capital Line together with the Term Loan, the Baywatch Production Line and the Baywatch Nights Production Line are referred to collectively as the "Chemical Bank Facilities". The obligations of the Company under the Chemical Bank Facilities are to be cross-collateralized with one another and mature on December 31, 1998. Under the expected terms of the Senior Credit Facility Agreement, the amount the Company may borrow under Tranche B, C and D will be based upon the value of the collateral in the applicable borrowing base which consists principally of accounts receivable and certain other assets of the Company. Borrowings under the Chemical Bank Facilities are expected to bear interest, at the Company's option, either (i) at LIBOR plus 2 3/4%, or (ii) at the Alternate Base Rate (which is the greater of Chemical Bank's Prime Rate, its Base CD Rate plus 1%, or the Federal Funds Effective Rate plus 1/2%) plus 1 3/4%, subject to reduction if certain financial ratios are satisfied. The Chemical Bank Facilities are expected to impose a number of financial and other conditions upon the Company, similar to the provisions under the Company's existing Chemical Bank facilities, including limitations on indebtedness, restrictions on the disposition of assets, restrictions on making certain payments (including dividends) and certain financial tests.

     Under the terms of the Chemical Bank Facilities substantially all of the Company's cash collections will be required to be paid into accounts maintained by Chemical Bank and applied to the repayment of the Company's revolving credit obligations under the Chemical Bank Facilities. The amount the Company will be able to reborrow under the Chemical Bank Facilities is subject to the ability of the Company to pledge collateral to the banks with sufficient value to collateralize such borrowings. Substantially all of the Company's assets will be pledged under the Chemical Bank Facilities except the real property owned by the Company and certain physical record inventory. It is currently expected that the Chemical Bank Facilities will be consummated in April 1995. The Company's ability to meet its working capital requirements for its planned

                ALL AMERICAN COMMUNICATIONS, INC. & SUBSIDIARIES production and distribution activities is dependent, in part, upon the completion of the Chemical Bank Facilities or the availability of other similar financing or refinancing. There is no assurance that the Company will be successful in obtaining the Chemical Bank Facilities on or prior to April 28, 1995, the maturity date of the Working Capital Loan, or that in the event thereof, the Company will be able to further extend the maturity date of the Working Capital Loan.

6. CAPITAL STOCK

     In August 1994, in connection with the Fremantle Acquisition, the Company issued 630,000 shares of its Common Stock and 2,520,000 shares of its Class B non-voting Common Stock (See Note 1).

     In October, 1993, the Company used part of the net proceeds from issuance of the Notes (See Note 5) to repurchase and retire all of the Redeemable Shares. As a consequence of the repurchase and retirement of such stock, the difference between the current carrying value and the repurchase price (including related costs) in the amount of $6,070,000 was credited to additional paid-in capital.

     During 1993 and 1992, the carrying value of the Redeemable Shares was adjusted to reflect the accretion required to increase the carrying values to their mandatory redemption amounts. The increase in the carrying amount for the years ended December 31, 1993 and 1992 totaled $1,608,000 and $1,928,000, respectively. The Redeemable Shares were repurchased by the Company in October 1993.

     In 1992, an employee and relative of an officer issued a promissory note in the amount of $77,000 in consideration for shares of the Company's Common Stock. The note bears interest at 6.35% and is payable in 5 annual equal installments through 1997. In 1990, three officers of the Company issued the Company promissory notes in the aggregate amount of $510,000 in consideration for shares of the Company's Common Stock. The notes bear interest at rates ranging from 8.5% to 10.4% and are payable in five annual equal installments through 1995.

7. STOCK OPTIONS AND WARRANTS

     The Company's 1994 Incentive Stock Option Plan (the "1994 Plan") provides for the granting of stock incentive awards ("Awards") for up to 1,250,000 shares of its Common Stock to eligible employees, directors and consultants. The 1994 Plan, which will terminate June 21, 2004, is administered by a committee appointed by the Board of Directors (the "Committee") which determines the number of shares to be covered by an award, the term and exercise price, if any, of the award and other terms and provisions of awards.

     Awards can be Stock Options ("Options"), Stock Appreciation Rights ("SARs"), Performance Share Awards ("PSAs") and Restricted Stock Awards ("RSAs"). The number and kind of shares available under the 1994 Plan are subject to adjustment in certain events. Shares relating to Options or SARs which are not exercised, shares relating to RSAs which do not vest and shares relating to PSAs which are not issued will again be available for issuance under the 1994 Plan.

     An Option may be an incentive stock option ("ISO") or a non-qualified Option. The exercise price for Options is to be determined by the Committee, but in the case of an ISO is not to be less than fair market value on the date the Option is granted (110% of fair market value in the case of an ISO granted to any person who owns more than 10% of the Common Stock). The purchase price is payable in any combination of cash, shares of Common Stock already owned by the participant for at least six months or, if authorized by the Committee, a promissory note secured by the Common Stock issuable upon exercise. In addition, the award agreement may provide for "cashless" exercise and payment. Subject to early termination or acceleration provisions, an Option is exercisable, in whole or in part, from the date specified in the related award agreement (which may be six months after the date of grant) until the expiration date determined by the Committee. The aggregate fair market value (determined on the date of grant) of the shares of Common Stock for which ISOs may be granted to any participant under the 1994 Plan and any other plan by the Company or its

                ALL AMERICAN COMMUNICATIONS, INC. & SUBSIDIARIES affiliates which are exercisable for the first time by such participant during any calendar year may not exceed $100,000.

     The Options granted under the 1994 Plan become exercisable on such dates as the Committee determines in the terms of each individual Option. Options become immediately exercisable in full in the event of a disposition of all or substantially all of the assets or capital stock of the Company by means of a sale, merger, consolidation, reorganization, liquidation or otherwise, unless the Committee arranges for the optionee to receive new Options covering shares of the corporation purchasing or acquiring the assets or stock of the Company, in substitution of the Options granted under the Plan (which Options shall thereupon terminate). The Committee in any event may, on such terms and conditions as it deems appropriate, accelerate the exercisability of Options granted under the Plan. An ISO to a holder of more than 10% of the total combined voting power of all classes of stock of the Company must expire no later than five years from the date of grant. A non-qualified Option must expire no later than ten years from the date of the grant.

     The Options granted under the 1994 Plan are not transferable other than by will or the laws of descent and distribution. Unexercised Options generally lapse three months after termination of employment other than by reason of retirement, disability or death in which case it terminates one year thereafter.

     An SAR is the right to receive payment based on the appreciation in the fair market value of Common Stock from the date of grant to the date of exercise. In its discretion, the Committee may grant an SAR concurrently with the grant of an Option. An SAR is only exercisable at such time, and to the extent, that the related Option is exercisable. Upon exercise of an SAR, which was issued concurrent with an Option, the holder receives for each share with respect to which the SAR is exercised an amount equal to the difference between the exercise price under the related Option and the fair market value of a share of Common Stock on the date of exercise of the SAR. The Committee in its discretion may pay the amount in cash, shares of Common Stock, or a combination thereof.

     An RSA is an award of a fixed number of shares of Common Stock subject to restrictions. The Committee specifies the prices, if any, the recipient must pay for such shares. Shares included in an RSA may not be sold, assigned, transferred, pledged or otherwise disposed of or encumbered until they have vested. These restrictions may not terminate earlier than six months after the award date. The recipient is entitled to dividend and voting rights pertaining to such RSA shares even though they have not vested, so long as such shares have not been forfeited.

     A PSA is an award of a fixed number of shares of Common Stock, the issuance of which is contingent upon the attainment of such performance objectives, and the payment of such consideration, if any, as is specified by the Committee. Issuance shall in any case not be earlier than six months after the award date.

     The 1994 Plan also provides for certain stock depreciation protections, tax offset bonuses and tax withholding using shares of Common Stock instead of cash.

     Upon the date a participant is no longer employed by the Company for any reason, shares subject to the participant's RSAs which have not become vested by that date or shares subject to the participant's PSAs which have not been issued shall be forfeited in accordance with the terms of the related Award agreements. Options which have become exercisable by the date of termination of employment or of service on the Committee must be exercised within certain specified periods of time from the date of termination, the period of time to depend on the reason for termination. Options which have not yet become exercisable on the date the participant terminates employment or service on the Committee for a reason other than retirement, death or total disability shall terminate on that date.

     In the event a change in control occurs, all of the outstanding options may be accelerated. The 1994 Plan defines a change in control to have occurred if a "person," as defined in Section 13(d) and 14(d) under the

                ALL AMERICAN COMMUNICATIONS, INC. & SUBSIDIARIES

Securities Exchange Act of 1934, as amended, acquires 20% or more of the outstanding shares of Common Stock of the Company unless waived in advance by Committee.

     The 1994 Plan provides for anti-dilution adjustments in the event of a reorganization, merger, combination recapitalization, reclassification, stock dividend, stock split or reverse stock split; however, no such adjustment need be made if it is determined that the adjustment may result in the receipt of federally taxable income to optionees of the holders of Common Stock or other classes of the Company's securities. Upon the dissolution or liquidation of the Company, or upon a reorganization, merger or consolidation of the Company as a result of which the Company is not the surviving entity, the Plan shall terminate, and any outstanding awards shall terminate and be forfeited unless assumed by the successor corporation.

     The Company's 1991 Incentive Stock Option Plan (the "1991 Plan"), as amended, provides for the granting of options for up to 1,200,000 shares of its Common Stock to eligible employees and directors. Under the 1991 Plan, options are granted at no less than fair market value on the date of grant. The period during which these options are exercisable is fixed by the Stock Option Committee at the time of grant. Options generally expire if not exercised within ten years (or five years in the case of an employee owning 10% or more of the Company's stock on the date of grant).

     The following table summarizes stock option transactions under the 1991 Plan and 1994 Plan (the "Plans") for the remaining unexercised stock options and remaining unexercised warrants and stock options granted outside of the Plans:

                                      1991 PLAN AND 1994 PLAN        OUTSIDE OF THE PLANS
                                    ---------------------------   ---------------------------
                                    NUMBER OF                     NUMBER OF
                                     SHARES     PRICE PER SHARE    SHARES     PRICE PER SHARE
                                    ---------   ---------------   ---------   ---------------
    Outstanding at December 31,
      1991........................    23,063    $11.00 - $30.00    375,000             $4.00
    Granted.......................    80,000       2.63 - 7.25     357,143              7.50
    Exercised.....................        --                            --
    Canceled......................        --                            --
                                     -------    ---------------  ---------    --------------
    Outstanding at December 31,
      1992........................   103,063      2.63 - 30.00     732,143       4.00 - 7.50
    Granted.......................     5,000              7.00     306,250      4.00 - 18.00
    Exercised.....................        --                            --
    Canceled......................   (18,750)             7.25     (25,000)    12.00 - 18.00
                                     -------    ---------------  ---------    --------------
    Outstanding at December 31,
      1993........................    89,313      2.63 - 30.00    1,013,393     4.00 - 11.00
    Granted.......................   490,500       7.63 - 8.50          --
    Exercised.....................        --                       (62,500)             4.00
    Canceled......................   (12,500)            11.00    (633,929)      4.00 - 7.50
                                     -------    ---------------  ---------    --------------
    Outstanding at December 31,
      1994........................   567,313      2.63 - 30.00     316,964      4.00 - 11.00
                                     -------    ---------------  ---------    --------------

     Options and warrants exercisable at December 31,

                                                       UNDER THE 1991 PLAN
                                                          AND 1994 PLAN        OUTSIDE OF THE PLANS
                                                       -------------------     --------------------
    1994.............................................         63,063                  316,964
    1993.............................................         51,813                  983,393

     As of July 6, 1994, in connection with the employment agreement of an officer (such officer also being a Director), the Company granted an RSA for 30,000 shares with a vesting date of July 5, 1998. The RSA

                ALL AMERICAN COMMUNICATIONS, INC. & SUBSIDIARIES shares are subject to the terms of the 1994 Plan and the officer's employment agreement. Based on a closing bid price on July 6, 1994 of $7.25 per share, this grant is expected to generate expense of approximately $218,000 through July 5, 1998.

     As of December 31, 1994, there have been no other SARs, PSAs or RSAs granted.

     Shares of the Company's Common Stock reserved for issuance follow:

                                                                            DECEMBER 31,
                                                                          -----------------
                                                                           1994       1993
                                                                          -------    ------
                                                                           (IN THOUSANDS)
    1991 Plan and 1994 Plan.............................................    2,450     1,200
    Non-Plan options and warrants granted...............................      317     1,013
    Common Stock Class B -- non-voting..................................    2,520        --
    6 1/2% Convertible Subordinated Notes...............................    5,217     5,217
                                                                           ------     -----
                                                                           10,504     7,430
                                                                           ======     =====

8. RELATED PARTY TRANSACTIONS

     During 1994 the Company loaned $250,000 to Thomas Bradshaw, the Company's Chief Financial Officer, which loan is secured by a pledge of shares of Common Stock of the Company owned by Mr. Bradshaw. The loan bears interest at a rate of 8.0% per annum (equal to the rate then in effect under the Company's Working Capital Loan) and will mature upon expiration of Mr. Bradshaw's employment agreement which is currently February 1996. The loan has been included with other assets in the accompanying consolidated balance sheet at December 31, 1994.

     The Company engaged Jefferson Capital Group ("JCG") to provide investment banking services to the Company in connection with the Fremantle Acquisition, including valuation of the transaction, pricing and financing for fees and expenses totaling $319,000. A member of the Company's Board of Directors is the President and a significant stockholder of JCG. The Company also agreed to indemnify JCG against any liabilities it incurs in connection with the acquisition of Fremantle, except due to JCG's gross negligence or willful misconduct.

     The Company engaged JCG to provide investment banking services to the Company in connection with the LBS Acquisition, including valuation of the transaction, pricing and financing for a fee of $100,000. During 1991 and 1992 in consideration for certain services the Company issued to JCG warrants to acquire 98,214 shares of Common Stock at exercise prices ranging from $4.00 to $7.50 per share, which may be exercised for up to five years from the date of issuance. The Company has also agreed to indemnify JCG against any liabilities it incurs in connection with the LBS Acquisition, except due to JCG's gross negligence or willful misconduct.

     One officer/stockholder/director and one director of AAC are members of the Board of Directors of LIVE. A subsidiary of LIVE distributed certain films produced in prior years by the Company in the domestic video market. AAC had revenues from sales to LIVE and its affiliates of approximately $1,500,000 during the year ended December 31, 1992. The film operations were discontinued effective December 1992. (See Note 2 regarding discontinued film operations).

     Certain officers/stockholders of the Company have issued to SBEI promissory notes in consideration for the shares of SBEI Common Stock purchased by them before the Merger. Principal and interest under the notes are payable in five equal annual installments. The principal balance outstanding on such notes as of December 31, 1994 was approximately $153,000.

                ALL AMERICAN COMMUNICATIONS, INC. & SUBSIDIARIES

     SBEI currently leases a building from two officers/members of the Board of Directors of the Company at a cost to SBEI of approximately $4,400 per month, which the Company believes is a market rate. This building is used for office and warehouse space for the Company's recorded music operations.

9. INCOME TAXES

     The provision for income taxes related to continuing operations is comprised of the following:

                                                                   YEAR ENDED DECEMBER 31,
                                                                   -----------------------
                                                                   1994      1993     1992
                                                                   -----     ----     ----
                                                                       (IN THOUSANDS)
    Current:
      Federal....................................................  $  --     $ --     $ --
      State and local............................................     13       14       11
      Foreign....................................................    646       67      127
                                                                   -----     ----     ----
                                                                     659       81      138
    Deferred:
      Federal....................................................   (329)      67      632
      State......................................................     --       27      157
                                                                   -----     ----     ----
                                                                    (329)      94      789
                                                                   -----     ----     ----
                                                                   $ 330     $175     $927
                                                                   =====     ====     ====

     Components of deferred income taxes as calculated under SFAS 109 as of December 31, 1994 and 1993 are as follows:

                                                                          DECEMBER 31,
                                                                       -------------------
                                                                        1994        1993
                                                                       -------     -------
                                                                         (IN THOUSANDS)
    Amortization and depreciation....................................  $(9,627)    $(7,283)
    Accruals not currently deductible for tax purposes...............    6,874       5,901
    Deferred revenues................................................      103         314
    Net operating loss carryover.....................................    2,466         672
    Foreign tax and investment tax credit carryover..................    1,384       1,205
                                                                       -------     -------
                                                                         1,200         809
    Valuation allowance..............................................     (965)       (903)
                                                                       -------     -------
                                                                       $   235     $   (94)
                                                                       =======     =======

     Components of deferred income taxes for the year ended December 31, 1992 are as follows:

    Amortization and depreciation................................................  $ 775
    Accruals not previously deductible for tax expense...........................   (371)
    Inventory capitalization.....................................................    162
    Accelerated deductions.......................................................    111
    Other........................................................................    112
                                                                                   -----
                                                                                   $ 789
                                                                                   =====

                ALL AMERICAN COMMUNICATIONS, INC. & SUBSIDIARIES

     Reconciliation of effective rate of income taxes related to continuing operations:

                                                                  YEAR ENDED DECEMBER 31,
                                                                  ------------------------
                                                                  1994      1993     1992
                                                                  -----     ----     -----
                                                                       (IN THOUSANDS)
    Provision for income taxes at statutory federal rate of
      35%.......................................................  $ 275     $189     $ 949
    State and local income taxes................................      9        9       111
    Foreign income taxes........................................    646       67       127
    Utilization of net operating losses, foreign and investment
      tax credits...............................................   (329)      --      (343)
    Tax deductible items and other items........................   (271)     (90)       83
                                                                  -----     ----     -----
    Provision for income taxes..................................  $ 330     $175     $ 927
                                                                  =====     ====     =====

     Foreign taxes withheld on revenues were utilized for financial reporting purposes in determining the provision for income taxes. These amounts withheld in the periods ended December 31, 1994, 1993 and 1992 were $646,000, $67,000 and $127,000, respectively.

     At December 31, 1994, the Company had available for federal income tax purposes a net operating loss carryover of approximately $6,165,000 expiring through 2009, unused investment tax credits of approximately $238,000 expiring in 2001 and 2002 and unused foreign tax credits of approximately $1,146,000 expiring from 1995 to 1999.

10. COMMITMENTS AND CONTINGENCIES

     The Company has exercised its option with the producers of Baywatch to produce 22 episodes of Baywatch for the 1995/1996 broadcast season. As of December 31, 1994, two of the episodes for the 1995/ 1996 broadcast season have been completed. The total production budget of approximately $22,000,000 for the 1995/1996 broadcast season is expected to be funded through a combination of:
(i) borrowings under the proposed Chemical Bank Facilities; (ii) cash payments by The Fremantle Corporation (an unrelated company); and (iii) working capital.

     The Company has entered into an agreement to produce a spin-off of Baywatch, Baywatch Nights, which is currently scheduled to commence production in March 1995 for initial airing in first-run syndication in the 1995/1996 broadcast season. The Company currently plans to self-distribute Baywatch Nights both domestically and internationally. The total production budget for the 22 planned new one-hour episodes for the 1995/ 1996 broadcast season of approximately $22,000,000 is expected to be funded through (i) borrowings under the proposed Chemical Bank Facilities, (ii) foreign sales agreements and (iii) working capital.

     The Company is distributing the series The New Family Feud for the 1994/1995 broadcast season and distributed the series for the 1993/1994 broadcast season. The Company guaranteed the producers, $6,300,000 and $7,500,000 for the 1993/1994 and 1994/1995 broadcast seasons, respectively. As of November 1, 1994, the 1993/1994 guarantee had been satisfied through a combination of payments by the Company and collections of cash license fees by the producer. With respect to the 1994/1995 broadcast season, the Company's guarantee is payable in 15 monthly installments of $500,000 each, which commenced on July 15, 1994, reducible by a certain amount if the Company exercises its right to reduce the number of new one-hour programs from 26 to 23 and an additional $120,000 upon the occurrence of certain other specified conditions. Through March 10, 1995, $4,000,000 of the 1994/1995 guarantee has been satisfied by the Company. The Company has elected not to exercise its option to continue distributing the show for the 1995/1996 broadcast season.

     In January 1995, the Company structured an arrangement with United Television/Chris Craft Industries, Inc. ("Chris Craft") whereby the Company was engaged through September 1997 as the exclusive domestic television distributor for The Richard Bey Show, a five day per week one-hour talk show. Chris Craft has

                ALL AMERICAN COMMUNICATIONS, INC. & SUBSIDIARIES retained the right, which right must be exercised on or prior to December 1, 1995, to buy-out the Company's distribution of the show during the 1996/1997 broadcast season at a price equal to the Company's distribution fee that season. Chris Craft has agreed to deliver 39 weeks of original one-hour programs during each 39 week broadcast season and to air The Richard Bey Show on Chris Craft's six owned and operated stations (WWOR-TV New York, KCOP Los Angeles, KBWK San Francisco, KMSP Minneapolis, KUTP Phoenix, and KPTV Portland).

     In June 1993, the Company entered into an agreement with Richard and Esther Shapiro pursuant to which the Company was granted a six-month period to arrange for the development, production and exploitation of a television series presently entitled The Malibu Branch. In February 1995, the ABC Network agreed to pay a license fee of $2,850,000 for the production of a two-hour pilot and retained the right to order production and licensing of a minimum of 13 episodes of the series for the 1995/1996 broadcast season. The estimated production budget of the two-hour pilot is approximately $3,200,000 which the Company expects to finance through the ABC Network license fee and distribution in certain international markets. Production of the pilot commenced in March 1995 and the Company anticipates delivery of the completed pilot to the ABC Network in May 1995. There can be no assurance that the ABC Network will exercise its series option.

     In December 1993, the Company entered into an arrangement with DIC Productions, L.P. ("DIC") pursuant to which the Company was engaged as the domestic broadcast television distributor (excluding Puerto Rico) for SuperHuman Samurai Syber Squad for the 1994/1995 broadcast season. The arrangement called for the Company to make certain payments towards the costs of media buying and certain other miscellaneous costs against a percentage of the producer's future royalties. The parties shall mutually determine on or prior to December 31 of each subsequent broadcast season whether to produce additional new episodes for such broadcast season. The parties have determined that DIC shall not produce any new episodes for the 1995/1996 broadcast season. The Company will have the right to continue to distribute the previously produced episodes in the 1995/1996 broadcast season and in subsequent broadcast seasons if the Company exercises its option to do so on or prior to April 15th and if the show is being syndicated to a minimum of 70% of the domestic television market. As of March 10, 1995, the 1995/1996 broadcast season of SuperHuman Samurai Syber Squad had been cleared in approximately 56% of the domestic television market. The Company continues to seek additional clearances for this show. There can be no assurance, however, that the Company will be able to obtain additional clearances or that it will continue to distribute the show.

     In November 1993, the Company entered into an agreement with Telescene Film Group ("Telescene") for Telescene to produce 22 episodes of Sirens, a weekly one-hour action drama series and for the Company to distribute the series Sirens throughout the world (excluding Canada) for the 1994/1995 broadcast season. The original 13 episodes of Sirens initially aired on the ABC Network in the 1992/1993 broadcast season. Through March 10, 1995, Sirens had been syndicated to approximately 80% of the domestic television market. The Company guaranteed the producers approximately $434,000 per episode for the 22 episodes produced for the 1994/1995 broadcast season (for an aggregate of $9,548,000). As of March 10, 1995, the Company has made guarantee payments to the producers totaling $8,144,000. Pursuant to the Company's agreement with Telescene, the Company has determined that it will not distribute the series for the 1995/1996 broadcast season.

     Minimum commitments for advances to recording artists at December 31, 1994 amounted to approximately $1,129,000.

     In September 1994, the Company filed a complaint as amended against the producers of the series Acapulco H.E.A.T. in the Superior Court of the State of California alleging, among other things, breach of contract and fraud. The Company had entered into an agreement, dated as of October 7, 1992, with the producers for the Company to distribute the series Acapulco H.E.A.T. in the domestic television market. Subject to the fulfillment of certain terms by the producer, the Company agreed to pay a distribution advance of $6,600,000 (plus an additional amount per episode under certain circumstances) payable over ten months

                ALL AMERICAN COMMUNICATIONS, INC. & SUBSIDIARIES commencing November 30, 1993. The Company has discontinued making such advance payments. As of December 31, 1994, the Company had made payments totaling approximately $4,698,000 at which time a dispute with the producers with regard to the non-fulfillment of certain terms by the producers was raised by the Company. The unpaid portion of the advance payments, totaling approximately $2,476,000, has been placed in an interest-bearing restricted cash account pending resolution of the dispute. The producers have filed an answer and cross-complaint alleging, among other things, breach of contract and fraud in connection with the agreement to distribute Acapulco H.E.A.T. and breach of contract and fraud in connection with the Company's barter distribution of certain theatrical films unrelated to Acapulco H.E.A.T. The Company did not exercise its option, to distribute any additional new episodes of Acapulco H.E.A.T. for the 1994/1995 broadcast. The Company intends to vigorously pursue its claim and defend against the cross-complaint. The litigation is currently in the discovery phase and depositions continue to be scheduled. Management does not believe the ultimate outcome of this matter will result in a materially adverse effect on the Company's financial condition or results of operations. However, there can be no assurance that the Company will be successful on the merits of the lawsuit.

     On December 12, 1994, Credit Lyonnais Bank Nederland N.V. ("CLBN") made demand upon SBEI under a Guarantee dated July 29, 1986 (the "SBEI Guarantee"), for payment of approximately $3,742,000 plus interest accrued or costs booked since November 11, 1994 under a Loan and Security Assignment dated July 29, 1986 between CLBN and various former subsidiaries of SBEI relating to the discontinued motion picture operations of the Company. See Note 2. In a letter dated December 22, 1994, SBEI rejected the foregoing demand based upon, among other reasons, the following: (a) that in a January 1993 agreement CLBN agreed to release all liens and any interests in any property or assets of SBEI, which in effect released SBEI from any obligations under the SBEI Guarantee; (b) that the loan purportedly guaranteed has been repaid; and (c) that SBEI is not a party to and was not bound by a material amendment to the above-referenced Loan and Security Assignment.

     In addition, since approximately November 1993, CLBN and its representatives have been reviewing certain books and records relating to the distribution and production of certain motion pictures by Minority Pictures, Inc. (formerly Scotti Brothers Pictures, Inc.) or its subsidiaries for which CLBN provided financing. In October 1994, CLBN requested that Minority Pictures, Inc. and various of its current and former affiliates (including All American Communications, Inc. and certain of its subsidiaries) execute a tolling agreement which would have tolled any claims which CLBN may have against such persons, including but not limited to causes of action based on such financing. In December 1994, the Company responded that based upon the information provided by CLBN, or the lack thereof, it was extremely unclear whether there were any tenable claims against the Company and its subsidiaries and that the Company was therefore unwilling to enter into any tolling agreement. While the Company believes that SBEI has good and meritorious defenses with respect to the SBEI Guarantee and any related claims which CLBN may assert, and that the ultimate outcome of this matter will not result in a materially adverse effect on the Company's financial condition or results of operations, there can be no assurance that the Company ultimately will prevail.

     The Company is party to legal proceedings which are routine and incidental to the business. The Company believes that the results of such litigation will not have a material adverse effect on the Company's financial condition or results of operations.

                ALL AMERICAN COMMUNICATIONS, INC. & SUBSIDIARIES

     The Company leases office and production studio space under operating leases expiring at various dates through 2005. Renewal options are available on certain of these leases. The minimum lease payments, net of minimum sublease income, under noncancellable operating leases at December 31, 1994 are as follows:

                                                                  MINIMUM AMOUNTS
                                                        -----------------------------------
                                                         LEASE       SUBLEASE     NET LEASE
                                                        PAYMENTS      INCOME      PAYMENTS
                                                        --------     --------     ---------
                                                                  (IN THOUSANDS)
        1995..........................................  $ 1,438        $ 64        $ 1,374
        1996..........................................    1,993         258          1,735
        1997..........................................    1,785         258          1,527
        1998..........................................    1,690          65          1,625
        1999..........................................    1,298          --          1,298
        Thereafter....................................    4,974          --          4,974
                                                        -------        ----        -------
                                                        $13,178        $645        $12,533
                                                        =======        ====        =======

     Rent expense of approximately $912,000, $702,000 and $297,000 is net of sublease income of $57,000, $45,000 and $0 in the years ended December 31, 1994, 1993 and 1992, respectively.

11. FINANCIAL INSTRUMENTS

  Concentration of Credit Risk

     Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash, restricted cash and trade receivables.

     The Company maintains its cash and restricted cash balances at various financial institutions. These financial institutions are throughout the world and Company policy is designed to limit exposure to any one institution. The Company performs periodic evaluations of the relative credit standing of those financial institutions holding significant account balances. As of December 31, 1994, a significant concentration of credit risk exists only with respect to the interest bearing restricted cash account held, pending resolution of a dispute (See Note 10), with a single financial institution other than the Company's primary lender. The balance of such account is $2,478,000 at December 31, 1994. As of December 31, 1993, the Company had no significant concentration of credit risk with respect to cash or restricted cash balances.

     The Company produces and sells television programs, and recorded music product to domestic and foreign distributors. Sales of advertising time retained in television programming sold are to agencies representing national advertisers, primarily in the consumer products industry. The Company generally does not require collateral on trade receivables. Concentrations of credit risk on trade receivables exist only with respect to the domestic recorded music trade receivable. The Company's domestic recorded music trade receivable ($4,775,000 at December 31, 1994) is with BMG, one of the six major record companies. Credit losses and returns of recorded music product have consistently been within management's expectations.

  Fair Value of Financial Instruments

     The carrying value of the Company's financial instruments approximate their fair value with the exception of the Company's $60,000,000, 6 1/2% Convertible Subordinated Notes ("Notes"). The Notes, which have a carrying value of $60,000,000, had a fair value of approximately $44,400,000 and $57,600,000 at
December 31, 1994 and 1993, respectively. Such fair value was determined using the quoted market prices for the Notes as of December 31, 1994 and 1993.

                ALL AMERICAN COMMUNICATIONS, INC. & SUBSIDIARIES

12. BUSINESS SEGMENT AND GEOGRAPHIC INFORMATION

     The Company's activities consist of two business segments -- television production and distribution, and recorded music production and distribution. Summaries of financial information by business segment follows:

                                                              YEAR ENDED DECEMBER 31, 1994
                                                   --------------------------------------------------
                                                                  RECORDED
                                                   TELEVISION      MUSIC       CORPORATE      TOTAL
                                                   ----------     --------     ---------     --------
                                                                     (IN THOUSANDS)
Revenues.........................................   $  98,771     $ 16,130      $    --      $114,901
Operating income (loss)..........................      12,523         (450)      (5,612)        6,461
Identifiable assets..............................     190,064        8,949        8,994       208,007
Depreciation and amortization....................      33,783          141           60        33,984
Expenditures for property and equipment..........         377           20          100           497

                                                               YEAR ENDED DECEMBER 31, 1993
                                                    --------------------------------------------------
                                                                   RECORDED
                                                    TELEVISION      MUSIC       CORPORATE      TOTAL
                                                    ----------     --------     ---------     --------
                                                                      (IN THOUSANDS)
Revenues..........................................   $ 57,407      $ 13,215      $    --      $ 70,622
Operating income (loss)...........................      7,012          (949)      (3,988)        2,075
Identifiable assets...............................     92,387         9,887       10,247       112,521
Depreciation and amortization.....................     33,635            --           55        33,690
Expenditures for property and equipment...........        119            16           --           135

                                                               YEAR ENDED DECEMBER 31, 1992
                                                     -------------------------------------------------
                                                                    RECORDED
                                                     TELEVISION      MUSIC       CORPORATE      TOTAL
                                                     ----------     --------     ---------     -------
                                                                      (IN THOUSANDS)
Revenues...........................................   $ 45,302      $ 12,616      $    --      $57,918
Operating income (loss)............................      8,990        (2,722)      (3,287)       2,981
Identifiable assets................................     61,850         6,084        6,196       74,130
Depreciation and amortization......................     21,494           352           78       21,924
Expenditures for property and equipment............         25            16           25           66

     A summary of geographic financial information is presented for 1994. Prior to 1994, the Company had operations in the United States only.

                                                                  YEAR ENDED DECEMBER 31, 1994
                                                                  -----------------------------
                                                                   UNITED
                                                                   STATES    EUROPE     TOTAL
                                                                  --------   -------   --------
                                                                         (IN THOUSANDS)
Revenues........................................................  $ 83,135   $31,766   $114,901
Operating income................................................      (388)    6,849      6,461
Identifiable assets.............................................   129,231    78,776    208,007
Depreciation and amortization...................................    32,882     1,102     33,984
Expenditures for property and equipment.........................       273       224        497

     Revenues related to the television series Baywatch amounted to $35,328,000, $29,185,000 and $24,758,000 for the years ended December 31, 1994, 1993 and
1992, respectively.

     During the years ended December 31, 1994, 1993 and 1992, one customer of the recorded music segment accounted for 11%, 14% and 20%, respectively, and one customer of the television segment accounted for 13%, 17% and 20%, respectively of consolidated revenues.

     Included in United States sales are export sales in the years ended December 31, 1994, 1993 and 1992 of $20,821,000, $14,921,000 and $12,509,000,
respectively.

               THE GAME SHOW DIVISION OF MARK GOODSON PRODUCTIONS
                            AND AFFILIATES (NOTE 1)

                        COMBINED STATEMENT OF NET ASSETS

                                ASSETS (NOTE 1):

                                                                              SEPTEMBER 30, 1995
                                                                                 (UNAUDITED)
                                                                              ------------------
                                                                                (IN THOUSANDS)
Current assets:
  Accounts receivable.......................................................        $5,134
  Deferred production costs.................................................           216
  Prepaid expenses and other current assets.................................            28
                                                                                    ------
          Total current assets..............................................         5,378
Property and equipment, net of accumulated depreciation of $412 (Note 2)....           266
Deferred tape library costs, net of accumulated amortization of $370 (Note
  3)........................................................................         1,633
Programs in the process of development......................................             2
Other assets................................................................           103
                                                                                    ------
          Total assets......................................................         7,382
                                                                                    ------
                                     LIABILITIES (NOTE 1):
Current liabilities:
  Accounts payable and accrued expenses.....................................           481
                                                                                    ------
          Total current liabilities.........................................           481
                                                                                    ------
          Total liabilities.................................................           481
Commitments and contingencies (Note 4)......................................
                                                                                    ------
          Net assets........................................................        $6,901
                                                                                    ======

   The accompanying notes are an integral part of these financial statements.

               THE GAME SHOW DIVISION OF MARK GOODSON PRODUCTIONS
                            AND AFFILIATES (NOTE 1)

                    COMBINED STATEMENTS OF OPERATING INCOME

                                                                          FOR THE NINE MONTHS
                                                                          ENDED SEPTEMBER 30,
                                                                      ---------------------------
                                                                         1995            1994
                                                                      -----------     -----------
                                                                      (UNAUDITED)     (UNAUDITED)
                                                                            (IN THOUSANDS)
Revenues (Note 1):
  Network...........................................................    $10,255         $ 9,584
  Syndication.......................................................      5,193           5,954
  Advertising.......................................................        343             410
  Foreign royalties.................................................      5,152           5,078
  Music and other royalties.........................................        376             306
                                                                        -------         -------
          Total operating revenues..................................     21,319          21,332
Operating expenses (Note 1):
  Production costs..................................................      7,030           7,401
  General and administrative........................................      6,844           8,314
  Depreciation and amortization.....................................        305              74
                                                                        -------         -------
          Total operating expenses..................................     14,179          15,789
                                                                        -------         -------
          Operating income before loss on sale of fixed assets......      7,140           5,543
Other:
  Loss on sale of fixed assets......................................                        (32)
                                                                        -------         -------
          Operating income..........................................    $ 7,140         $ 5,511
                                                                        =======         =======

   The accompanying notes are an integral part of these financial statements.

               THE GAME SHOW DIVISION OF MARK GOODSON PRODUCTIONS
                            AND AFFILIATES (NOTE 1)

                       COMBINED STATEMENTS OF CASH FLOWS

                                                                          FOR THE NINE MONTHS
                                                                          ENDED SEPTEMBER 30,
                                                                      ---------------------------
                                                                         1995            1994
                                                                      -----------     -----------
                                                                      (UNAUDITED)     (UNAUDITED)
                                                                                   (IN THOUSANDS)
Cash flows from operating activities:
  Operating income..................................................    $ 7,140         $ 5,511
  Adjustments to reconcile operating income to net cash provided by operating activities:
     Depreciation and amortization..................................        305              74
     Loss on disposal of property and equipment.....................                         32
     Changes in:
       Accounts receivable..........................................        958           3,410
       Prepaid expenses.............................................        (28)            (57)
       Deferred production costs....................................      1,769          (1,455)
       Programs in the process of development.......................        324              (2)
       Other assets.................................................          9              21
       Accounts payable and accrued expenses........................     (3,002)            739
       Deferred syndication revenue.................................       (692)          1,008
                                                                        -------         -------
          Net cash provided by operating activities.................      6,783           9,281
                                                                        -------         -------
Cash flows from investing activities:
  Purchase of property and equipment................................         (2)           (115)
  Deferred tape library costs.......................................       (562)           (813)
                                                                        -------         -------
          Net cash used in investing activities.....................       (564)           (928)
                                                                        -------         -------
Cash flows from financing activities:
  Cash distribution to Parent.......................................     (6,219)         (8,353)
                                                                        -------         -------
          Net cash used in financing activities.....................     (6,219)         (8,353)
                                                                        -------         -------
          Net cash and cash equivalents.............................    $    --         $    --
                                                                        =======         =======

   The accompanying notes are an integral part of these financial statements.

               THE GAME SHOW DIVISION OF MARK GOODSON PRODUCTIONS
                            AND AFFILIATES (NOTE 1)

                     NOTES TO COMBINED FINANCIAL STATEMENTS

 1. SIGNIFICANT ACCOUNTING POLICIES AND TRANSACTIONS

  (a) Basis of Presentation:

     The Game Show Division of Mark Goodson Productions and Affiliates (the "Division") is not a separate legal entity, but was operated as part of the overall business of Mark Goodson Productions, L.P., The Childs Play Company and certain affiliates under common control (collectively the "Parent" or "Owner"). The Division is in the business of producing and licensing television game shows (primarily Price is Right and Family Feud), for network and syndicated broadcasters, in domestic and foreign markets. The Parent sold the Division's net assets in an Asset Purchase Agreement dated October 6, 1995, as set out in
Note 5. Under the terms of the agreement, the Parent sold substantially all of the Assets of the Division, which excludes the assets relating to the operation of the Video Lottery Business, the Sony Game Show Channel and other assets as specified in the agreement.

     The accompanying statements have been prepared from the books and records of Mark Goodson Productions, L.P., The Childs Play Company and certain affiliates under common control and present substantially all the revenues and expenses of the Division for the nine months ended September 30, 1995 and 1994 and the net assets of the Division at September 30, 1995. The unaudited nine month financial statements ended September 30, 1995 and 1994 include all adjustments, consisting only of normal recurring adjustments which in the opinion of the Division's management, are necessary for a fair presentation of the results of operations for the nine months presented. The results for the nine months ended September 30, 1995 are not indicative of the results which may be expected for the entire year ending December 31, 1995.

     The statements of net assets and statements of operations and cash flows may not necessarily be indicative of the financial position or results of operations that would have resulted had the Division been operated as a stand-alone entity. General and administrative expenses, deemed reasonable by management, totaling $6,844,000 in 1995, and $8,314,000 in 1994, are net of expenses allocated by the Parent to the Video Lottery Business and the Sony Game Show Channel in the amounts of $1,094,000 and $1,031,000 for 1995, and 1994, respectively. The allocation procedures include various bases such as employee numbers and estimated time spent. Taxes on income have not been allocated to the Division as the Parent is comprised of S-Corporations and Partnerships and therefore is not subject to Federal or state income taxes. The Parent made no cash contributions, net investments in or advances to the Division during the nine months ended September 30, 1995 and 1994. During the nine months ended September 30, 1995 and 1994, the Division made cash distributions to its Parent of $6,219,000 and $8,353,000, respectively. Rental expense incurred by the Division amounted to $837,000 in 1995, and $859,000 in 1994. These amounts are included in administrative expenses.

     The financial statements do not include any purchase adjustments which may result from the consummation of the agreement of sale.

  (b) Revenue Recognition:

     Revenue from television licensing agreements is recognized in the accounting period in which the game shows become available for broadcast or when identified and broadcast according to the terms of the license agreements. Foreign, music and other royalty income are recognized upon receipt of earnings reports from licensees. Advertising revenue is recognized when the advertisements are broadcast. Deferred revenues consist of advance payments received on television contracts for which the revenue has not yet been recognized.

  (c) Production Costs:

     Game show production costs are recognized in a manner consistent with the revenue recognition policies. Program development costs are deferred unless management's estimates indicate that such costs are non-recoverable, in which case the costs are charged against operations currently.

               THE GAME SHOW DIVISION OF MARK GOODSON PRODUCTIONS
                            AND AFFILIATES (NOTE 1)

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

  (d) Property and Equipment:

     Property and equipment are stated at cost. Depreciation and amortization are recorded by the declining-balance method for furniture and equipment, and by the straight-line method for leasehold improvements, over the shorter of lease term or estimated useful lives of the assets.

  (e) Income Taxes:

     No provision for income taxes has been reflected in the accompanying statement of operating income because income tax expense is not allocated by the Parent to the Division.

  (f) Division Equity:

     For cash flow purposes, all transfers of cash between the Division and the Parent are recorded through Division Equity.


     The following summarizes the changes in net assets for the nine months ended September 30, 1995 and 1994:



                                                                    1995        1994
                                                                   -------     -------
        Beginning balance January 1.............................   $ 5,980     $ 6,459
          Net income............................................     7,140       5,511
          Distributions to Parent...............................    (6,219)     (8,353)
                                                                   -------     -------
        Ending balance September 30.............................   $ 6,901     $ 3,617
                                                                   =======     =======


 2.  PROPERTY AND EQUIPMENT

     The components of property and equipment are:

                                                       1995          ESTIMATED LIFE
                                                       ----   ----------------------------
        Office furniture and equipment...............  $410   5 to 7 years
        Automobiles..................................   126   5 years
                                                              7 shorter of lease term or
        Leasehold improvements.......................   142   life of assets
                                                       ----
                                                        678
          Less: Accumulated depreciation and
             amortization............................   412
                                                       ----
        Property and equipment, net..................  $266
                                                       ====

     Depreciation and amortization expense for the nine months ended September 30, 1995 and 1994 amounted to $32,000 and $41,000, respectively.

 3.  DEFERRED TAPE LIBRARY COSTS

     Deferred tape library costs consists of costs incurred to upgrade and copy the Division's program library. Amortization of these costs is provided by the straight-line method over a five-year period and amounted to $273,000 and $33,000 for the nine months ended September 30, 1995 and 1994.

               THE GAME SHOW DIVISION OF MARK GOODSON PRODUCTIONS
                            AND AFFILIATES (NOTE 1)

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

 4.  COMMITMENTS AND CONTINGENCIES

  (a) Talent Agreements:

     The Division is committed under four talent agreements relating to the game show productions. The gross compensation due on the agreements, which extend through the end of the 1995-1996 broadcast year is $5,453,000 (net of network reimbursements -- $894,000).

  (b) Litigation:

     In the opinion of management and its counsel, the Division is not a party to any litigation that would have a material adverse effect on its business, results of operations, or financial condition if settled in an unfavorable manner.

 5. SUBSEQUENT EVENT

     As of October 6, 1995, the Parent entered into an Asset Purchase Agreement (the "Agreement") pursuant to which a newly-formed limited liability company (the "LLC"), jointly owned, directly or indirectly by All American Communications, Inc. ("AACI") (which is the Division's US Family Feud broadcast licensee and European and Middle Eastern foreign format and broadcast licensee) and The Interpublic Group of Companies, Inc. ("Interpublic"), agreed to acquire substantially all of the assets and to assume certain specified liabilities of the Division. The Agreement provides that the purchase price will consist of payment by AACI of $25,000,000 in cash and issuance by Interpublic of $25,000,000 in its common stock, together with a contingent earn-out. Under the earn-out, the LLC will initially pay to an assignee of the Parent a specified percentage of "Domestic Net Profits" realized from the exploitation in the U.S. and Canada (currently, primarily consisting of "The Price is Right") of the Goodson game shows and other purchased television formats during the five-year period following October 6, 1995. Generally, Domestic Net Profits are gross receipts less production costs, if applicable, a distribution fee to the Company under certain circumstances and residual payments. The specified percentage of Domestic Net Profits payable to the Parent with respect to "The Price is Right" is 75% for the network exhibition of the program during the five years after October 6, 1995. However, the earn-out does not apply to any net profits realized from the international exploitation of any of the purchased game shows or other purchased television formats.

               THE GAME SHOW DIVISION OF MARK GOODSON PRODUCTIONS
                            AND AFFILIATES (NOTE 1)

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

 6. QUARTERLY FINANCIAL INFORMATION:

     For the quarter ended September 30, 1995 and 1994, the Company's results of operations were:

                                                                 FOR THE QUARTER ENDED
                                                                     SEPTEMBER 30,
                                                              ---------------------------
                                                                                 1994
                                                                              -----------
                                                                 1995         (UNAUDITED)
                                                              -----------
                                                              (UNAUDITED)
        Revenues (Note 1):
          Network...........................................    $ 4,160         $ 3,998
          Syndication.......................................      1,443           2,525
          Advertising.......................................         67             243
          Foreign royalties.................................      2,231           1,646
          Music and other royalties.........................        148             131
                                                                 ------          ------
                  Total operating revenues..................      8,049           8,543
                                                                 ------          ------
        Operating expenses (Note 1):
          Production costs..................................      2,044           3,259
          General and administrative........................      2,068           2,703
          Depreciation and amortization.....................        111              46
                                                                 ------          ------
                  Total operating expenses..................      4,223           6,008
                                                                 ------          ------
                  Operating income..........................    $ 3,826         $ 2,535
                                                                 ======          ======

                         REPORT OF INDEPENDENT AUDITORS

To the Partners of
Mark Goodson Productions, L.P.,
The Childs Play Company and Affiliates:

     We have audited the accompanying combined statements of net assets of THE GAME SHOW DIVISION of MARK GOODSON PRODUCTIONS and AFFILIATES (the "Division") as of December 31, 1994 and 1993, and the related combined statements of operating income and cash flows for the years ended December 31, 1994, 1993 and 1992. These financial statements are the responsibility of the Division's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     As indicated in Note 1, the combined financial statements have been prepared from the books and records of certain commonly controlled entities and reflect significant assumptions and allocations of costs and expenses. Accordingly, they are not necessarily indicative of the financial position or results of operations of the Division had it operated as a stand alone entity.

     In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined net assets of the Game Show Division of Mark Goodson Productions and Affiliates at December 31, 1994 and 1993, and the combined operating income and their combined cash flows for the years ended December 31, 1994, 1993 and 1992, in conformity with generally accepted accounting principles.

                                          COOPERS & LYBRAND L.L.P.

New York, New York
September 8, 1995.

               THE GAME SHOW DIVISION OF MARK GOODSON PRODUCTIONS
                            AND AFFILIATES (NOTE 1)
                       COMBINED STATEMENTS OF NET ASSETS
                                 (IN THOUSANDS)

                                                                               DECEMBER 31,
                                                                             -----------------
                                                                              1994       1993
                                                                             ------     ------
                              ASSETS (NOTE 1)
Current assets:
  Accounts receivable......................................................  $6,091     $6,231
  Deferred production costs................................................   1,985      1,541
  Prepaid expenses and other current assets................................                 82
                                                                             ------     ------
          Total current assets.............................................   8,076      7,854
Property and equipment, net of accumulated
  depreciation of $381 and $2,033 (Note 2).................................     296        275
Deferred tape library costs, net of accumulated amortization
  of $97 (Note 3)..........................................................   1,344
Programs in the process of development.....................................     326        338
Other assets...............................................................     113         88
                                                                             ------     ------
          Total assets.....................................................  10,155      8,555
                                                                             ------     ------
                           LIABILITIES (NOTE 1)
Current liabilities:
  Accounts payable and accrued expenses....................................   3,483      2,096
  Deferred syndication revenue.............................................     692
                                                                             ------     ------
          Total current liabilities........................................   4,175      2,096
                                                                             ------     ------
          Total liabilities................................................   4,175      2,096
Commitments and contingencies (Note 4)
                                                                             ------     ------
          Net assets.......................................................  $5,980     $6,459
                                                                             ======     ======

   The accompanying notes are an integral part of these financial statements.

               THE GAME SHOW DIVISION OF MARK GOODSON PRODUCTIONS
                            AND AFFILIATES (NOTE 1)

                    COMBINED STATEMENTS OF OPERATING INCOME
                                 (IN THOUSANDS)

                                                                      FOR THE YEARS ENDED
                                                                         DECEMBER 31,
                                                                -------------------------------
                                                                 1994        1993        1992
                                                                -------     -------     -------
Revenues (Note 1):
  Network.....................................................  $12,720     $18,808     $20,105
  Syndication.................................................   11,454       7,405       6,746
  Advertising.................................................    1,111         460       1,440
  Foreign royalties...........................................    6,890       8,503       8,047
  Music and other royalties...................................      487         447         630
                                                                  -----       -----       -----
          Total operating revenues............................   32,662      35,623      36,968
Operating expenses (Note 1):
  Production costs............................................   14,023      12,873      13,847
  General and administrative..................................   11,278      12,919      18,255
  Depreciation and amortization...............................      156         653       1,662
                                                                  -----       -----       -----
          Total operating expenses............................   25,457      26,445      33,764
                                                                  -----       -----       -----
          Operating income before loss on sale of fixed
            assets............................................    7,205       9,178       3,204
Other:
  Gain/(loss) on sale of fixed assets.........................      (30)      2,665
                                                                  -----       -----       -----
          Operating income....................................  $ 7,175     $11,843     $ 3,204
                                                                  =====       =====       =====

   The accompanying notes are an integral part of these financial statements.

               THE GAME SHOW DIVISION OF MARK GOODSON PRODUCTIONS
                            AND AFFILIATES (NOTE 1)

                       COMBINED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)


                                                                     FOR THE YEARS ENDED
                                                                         DECEMBER 31,
                                                               --------------------------------
                                                                1994         1993        1992
                                                               -------     --------     -------
Cash flows from operating activities:
  Operating income...........................................  $ 7,175     $ 11,843     $ 3,204
  Adjustments to reconcile operating income to net cash
     provided by operating activities:
     Depreciation and amortization...........................      156          653       1,662
     (Gain)/loss on disposal of property and equipment.......       30       (2,665)
     Changes in:
       Accounts receivable...................................      140       (1,111)       (836)
       Prepaid expenses......................................       83           82         (90)
       Deferred production costs.............................     (444)        (185)        215
       Programs in the process of development................       12          (79)        400
       Other assets..........................................      (25)           1          15
       Accounts payable and accrued expenses.................    1,387         (788)     (1,062)
       Deferred syndication revenue..........................      692                      (72)
                                                               -------     --------     -------
          Net cash provided by operating activities..........    9,206        7,751       3,436
                                                               -------     --------     -------
Cash flows from investing activities:
  Purchase of property and equipment.........................     (116)         (21)        (73)
  Sale of marketable securities..............................                 1,008
  Proceeds from sale of property and equipment...............        5        4,532
  Deferred tape library costs................................   (1,441)
                                                               -------     --------     -------
          Net cash used in investing
            activities.......................................   (1,552)       5,519         (73)
                                                               -------     --------     -------
Cash flows from financing activities:
  Repayment of long term debt on airplane....................                (4,224)       (426)
  Cash distribution to Parent................................   (7,654)      (9,046)     (2,937)
                                                               -------     --------     -------
          Net cash used in financing
            activities.......................................   (7,654)     (13,270)     (3,363)
                                                               -------     --------     -------
          Net cash and cash equivalents......................  $    --     $     --     $    --
                                                               =======     ========     =======
Non cash distribution to Parent..............................                              (220)


   The accompanying notes are an integral part of these financial statements.

               THE GAME SHOW DIVISION OF MARK GOODSON PRODUCTIONS
                            AND AFFILIATES (NOTE 1)

                   NOTES TO THE COMBINED FINANCIAL STATEMENTS

1.  SIGNIFICANT ACCOUNTING POLICIES AND TRANSACTIONS

     (A) BASIS OF PRESENTATION:

     The Game Show Division of Mark Goodson Productions and Affiliates (the "Division") is not a separate legal entity, but was operated as part of the overall business of Mark Goodson Productions, L.P., The Childs Play Company and certain affiliates under common control (collectively the "Parent" or "Owner"). The Division is in the business of producing and licensing television game shows (primarily Price is Right, Family Feud and Concentration), for network and syndicated broadcasters, in domestic and foreign markets. The Parent is currently negotiating an Asset Purchase Agreement for the sale of the Division's net assets. Under the terms of the proposed agreement, the Parent will sell substantially all the assets of the Division, except the assets relating to the operations of the Video Lottery Business, the Sony Game Show Channel and other assets as specified in the agreement.

     The accompanying statements have been prepared from the books and records of Mark Goodson Productions, L.P., The Childs Play Company and certain affiliates under common control and present substantially all the revenues and expenses of the Division for the years ended December 31, 1994, 1993 and 1992 and the net assets of the Division at December 31, 1994 and 1993.

     The statements of net assets and statements of operations and cash flows may not necessarily be indicative of the financial position or results of operations that would have resulted had the Division been operated as a stand-alone entity. General and administrative expenses, deemed reasonable by management, totaling $11,278,000 in 1994, $12,919,000 in 1993 and $18,255,000 in
1992, are net of expenses allocated by the Parent to the Video Lottery Business and the Sony Game Show Channel in the amounts of $1,228,000, $939,000 and $444,000 for 1994, 1993 and 1992, respectively. The allocation procedures include various bases such as employee numbers and estimated time spent. Taxes on income have not been allocated to the Division as the Parent is comprised of S-Corporations and Partnerships and is therefore not subject to Federal or state income taxes. The Parent made no cash contributions, net investments in or advances to the Division during the years ended December 31, 1994, 1993 or 1992. During the years ended December 31, 1994, 1993 and 1992 the Division made cash distributions to its Parent of $7,654,000, $9,046,000 and $2,937,000,
respectively. Interest expense incurred for an airplane financing amounted to $208,000 in 1993 and $334,000 in 1992. Rental expense incurred by the Division amounted to $1,138,000 in 1994, $1,325,000 in 1993 and $1,532,000 in 1992. These
amounts are included in general and administrative expenses.

     The financial statements do not include any purchase adjustments which may result from the consummation of the agreement of sale.

     (B) REVENUE RECOGNITION:

     Revenue from television licensing agreements is recognized in the accounting period in which the game shows become available for broadcast or when identified and broadcast according to the terms of the license agreements. Foreign, music and other royalty income is recognized upon receipt of earnings reports from licensees. Advertising revenue is recognized when the advertisements are broadcast. Deferred revenues consists of advance payments received on television contracts for which the revenue has not yet been recognized.

     (C) PRODUCTION COSTS:

     Game show production costs are recognized in a manner consistent with the revenue recognition policies. Program development costs are deferred unless management's estimates indicate that such costs are non-recoverable, in which case the costs are charged against operations currently.

               THE GAME SHOW DIVISION OF MARK GOODSON PRODUCTIONS
                            AND AFFILIATES (NOTE 1)

             NOTES TO THE COMBINED FINANCIAL STATEMENTS (CONTINUED)

     (d) PROPERTY AND EQUIPMENT:

     Property and equipment are stated at cost. Depreciation and amortization are recorded by the declining-balance method for furniture and equipment, and by the straight-line method for leasehold improvements, over the shorter of lease term or estimated useful lives of the assets.

     (e) INCOME TAXES

     No provision for income taxes has been reflected in the accompanying statement of operating income because income tax expense is not allocated by the Parent to the Division.

     (f) DIVISION EQUITY

     For cash flow purposes, all transfers of cash between the Division and the Parent are recorded through Division Equity.


     The following summarizes the changes in net assets for each of the three years ended December 31, 1994:


        Balance December 31, 1991........................................    $ 3,615
          Net income.....................................................      3,204
          Cash distributions to Parent...................................     (2,937)
          Non-cash distributions to Parent...............................       (220)
                                                                             -------
        Balance December 31, 1992........................................      3,662
          Net income.....................................................     11,843
          Cash distributions to Parent...................................     (9,046)
                                                                             -------
        Balance December 31, 1993........................................      6,459
          Net income.....................................................      7,175
          Cash distributions to Parent...................................     (7,654)
                                                                             -------
        Balance December 31, 1994........................................    $ 5,980
                                                                             =======

2.  PROPERTY AND EQUIPMENT

     The components of property and equipment are:

                                                            DECEMBER 31,
                                                            -------------       ESTIMATED
                                                            1994    1993           LIFE
                                                            ----   ------     --------------
    Office furniture and equipment........................  $411   $1,937     5 to 7 years
    Automobiles...........................................   126      147     5 years
    Leasehold improvements................................   140      224     7 shorter of
                                                                              lease term or
                                                                              life of assets
                                                            ----   ------
                                                             677    2,308
      Less: Accumulated depreciation and amortization.....   381    2,033
                                                            ----   ------
              Property and equipment, net.................  $296   $  275
                                                            ====   ======

     Depreciation and amortization expense for the years ended December 31, 1994 and 1993 amounted to $59,000 and $653,000 respectively.

               THE GAME SHOW DIVISION OF MARK GOODSON PRODUCTIONS
                            AND AFFILIATES (NOTE 1)

             NOTES TO THE COMBINED FINANCIAL STATEMENTS (CONTINUED)

3.  DEFERRED TAPE LIBRARY COSTS

     Deferred tape library costs consists of costs incurred to upgrade and copy the Division's program library. Amortization of these costs is provided by the straight-line method over a five-year period and amounted to $97,000 in 1994.

4.  COMMITMENTS AND CONTINGENCIES

  (a) TALENT AGREEMENTS:

     The Division is committed under four talent agreements relating to the game show productions. The gross compensation due on the agreement, which extend through the end of the 1995-1996 broadcast year is $6,193,000 (net of network reimbursements -- $1,102,000).

  (b) LITIGATION:

     In the opinion of management and its counsel, the Division is not a party to any litigation that would have a material adverse effect on its business, results of operations, or financial condition if settled in an unfavorable manner.

                                     LOGO


  ALL AMERICAN TELEVISION, INC.                 ALL AMERICAN COMMUNICATIONS, INC.                  ALL AMERICAN/FREMANTLE
   1325 AVENUE OF THE AMERICAS                       CORPORATE HEADQUARTERS                          57 JAMESTOWN ROAD
    NEW YORK, NEW YORK 10019                           2114 PICO BOULEVARD                             LONDON, NW1 7DB
                                                 SANTA MONICA, CALIFORNIA 90405                        UNITED KINGDOM

------------------------------------------------------------
------------------------------------------------------------

     NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY UNDERWRITER OR ANY SELLING STOCKHOLDER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER TO SELL OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                            ------------------------

                               TABLE OF CONTENTS

                                            PAGE
                                            ----
Prospectus Summary........................     3
Risk Factors..............................     7
The Company...............................    13
Use of Proceeds...........................    13
Market For Common Stock and Dividends.....    15
Capitalization............................    16
Selected Consolidated Financial Data......    17
Certain Pro Forma Information.............    18
Management's Discussion and
  Analysis of Financial Condition and
  Results of Operations...................    23
Business..................................    37
Management................................    48
Principal and Selling Stockholders........    51
Description of Capital Stock..............    53
Underwriting..............................    56
Legal Matters.............................    57
Experts...................................    57
Incorporation of Certain Documents
  by Reference............................    58
Available Information.....................    58
Index to Financial Statements.............   F-1

------------------------------------------------------------
------------------------------------------------------------

------------------------------------------------------------
------------------------------------------------------------

                                4,000,000 SHARES
                                      LOGO
                                  ALL AMERICAN

                              COMMUNICATIONS, INC.

                              CLASS B COMMON STOCK
                              --------------------

                                   PROSPECTUS
                              --------------------
                            OPPENHEIMER & CO., INC.
                       ARNHOLD AND S. BLEICHROEDER, INC.
------------------------------------------------------------
------------------------------------------------------------

                        GRAPHIC PRESENTATION MATERIAL


Inside Front Cover of Prospectus

          A fold out collage of photographs of game shows and television series produced and distributed by the Company. The captions list the names of the shows and the countries in which the shows are produced. The name of the Company is listed across the top of the page.

          The Company's logo is on the outside flap.


Inside Back Cover of Prospectus

          A fold out collage of twelve album covers produced and distributed by the Company. The Company's logo is on the bottom of the page and "All American Music Group" is on the top of the page.

          A chart of 35 logos representing the various game shows produced by Mark Goodson Productions, L.P. The Company's logo is on the bottom of the page and "Mark Goodson Productions" is on the top of the page.

          The Company's logo is on the outside flap.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth costs and expenses, other than underwriting discounts and commissions, payable in connection with the sale and distribution of the securities being registered. All amounts are estimated except the Securities and Exchange Commission registration fee.

                                      ITEM
--------------------------------------------------------------------------------
Registration fee................................................................  $ 21,748.38
NASD Filing fee.................................................................  $  6,807.00
Blue Sky fees and expenses......................................................  $ 15,000.00
Legal fees and expenses.........................................................  $250,000.00
Printing expenses...............................................................  $125,000.00
Accounting fees and expenses....................................................  $175,000.00
NNM listing expenses............................................................  $ 52,200.00
Miscellaneous...................................................................  $ 29,244.62
                                                                                  -----------
          Total.................................................................  $675,000.00
                                                                                   ==========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Subsection (a) of Section 145 of the General Corporation Law of Delaware empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

     Subsection (b) of Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine that, despite the adjudication of liability, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

     Section 145 further provides that to the extent a director, officer, employee or agent of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that the corporation is empowered to purchase and maintain insurance on behalf of a director, officer, employee or agent of the corporation against any liability asserted him or incurred by him in any such capacity or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under Section 145.

     Article IV of the Registrant's Bylaws provides, in substance, for the indemnification of directors and officers of the Registrant to the fullest extent permitted by Delaware law.

     The Registrant refers to the Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement, which provides for indemnification, under certain circumstances, of the Registrant, certain of its directors and officers and persons who control the Registrant against certain liabilities in connection with this offering, including liabilities under the Securities Act.

     The Registrant also refers to the indemnification provisions in the employment agreements filed as Exhibits 10.1 through 10.6.1 to this Registration Statement, which provide for the indemnification by the Company of certain officers and directors of the Registrant against certain liabilities in connection with this offering, including liabilities under the Securities Act.

     See Item 17 of this Registration Statement regarding the opinion of the Securities and Exchange Commission as to indemnification for liabilities arising under the Securities Act.

ITEM 16. EXHIBITS


 1.1      Form of Underwriting Agreement.*
 2.1      Agreement dated as of June 30, 1994 as amended and restated as of August 3, 1994 by and among the Company, Fremantle International, Inc. and The Interpublic Group of
          Companies, Inc. (incorporated by reference to Exhibit 99.2 of the Company's Form
          8-K/A dated August 3, 1994).
 3.1      Restated Certificate of Incorporation of the Registrant filed on February 25, 1991 with the Secretary of State of the State of Delaware (incorporated by reference to the same numbered Exhibit to the March 1991 Form 10-Q).
 3.2      Restated Bylaws of the Registrant dated February 25, 1991 (incorporated by reference to the same numbered Exhibit to the March 1991 Form 10-Q).
 3.3      Certificate of Designations, Preferences and Relative, Participating, Optional or
          Other Special Rights of Series A Convertible Preferred Stock of the Company filed on
          February 25, 1991 with the Secretary of State of the State of Delaware (incorporated by reference to the same numbered Exhibit to the March 1991 Form 10-Q).
 3.4      Certificate of Amendment to Restated Certificate of Incorporation of the Registrant
          filed on March 20, 1992 with the Secretary of State of the State of Delaware
          (incorporated by reference to the same numbered Exhibit to the Registrant's
          Amendment No. I to Form S-1 Registration Statement filed with the Securities and
          Exchange Commission on April 3, 1992 (the "Amendment No. I to Form S-1")).
 3.5      Certificate of the Voting Powers, Designations, Preferences, Rights, Qualifications,
          Limitations and Restrictions of the Series B Convertible Preferred Stock of the
          Company filed on August 2, 1994 with the Secretary of State of the State of Delaware
          (incorporated by reference to Exhibit 3.1 to the Registrants' June 30, 1994 Form
          10-Q (the "June 30, 1994 Form 10-Q").
 4.1      Specimen Certificate for Common Stock (incorporated by reference to the same numbered Exhibit to the Amendment No. 1 to Form S-l).
 4.2      1994 Stock Incentive Plan (incorporated by reference to the same numbered Exhibit to the June 30, 1994 Form 10-Q).
 5.1      Opinion of Kaye, Scholer, Fierman, Hays & Handler.*
 9.1      Shareholders Voting Agreement dated August 3, 1994 between The Interpublic Group of
          Companies, Inc. the Company and certain of the Companies shareholders (incorporated by reference to the same numbered Exhibit to the June 30, 1994 Form 10-Q).
 9.2      Shareholders Agreement dated as of February 25, 1991 between the Company, Anthony J.
          Scotti, Benjamin J. Scotti, Thomas Bradshaw, Myron Roth, Sydney D. Vinnedge, George
          Back and Joseph E. Kovacs (incorporated by reference to the same numbered Exhibit to the December 31, 1990 Form 10-K).

10.1      Employment Agreement dated as of February 25, 1991 between All American
          Communications, Inc. and Anthony J. Scotti (incorporated by reference to the same numbered Exhibit to the December 31, 1990 Form 10-K).
10.1.1    Amendment to Employment Agreement dated as of February 25,1991 between All American
          Communications, Inc. and Anthony J. Scotti (incorporated by reference to the same numbered Exhibit to the Registrant's Form S-1 Registration Statement filed with the
          Securities and Exchange Commission on January 27, 1992 as thereafter amended and declared effective on May 7, 1992 (the "1992 Form S-1")).
10.1.2    Second Amendment to Employment Agreement dated as of February 25, 1991 between All
          American Communications, Inc. and Anthony J. Scotti (incorporated by reference to the same numbered Exhibit to the December 31, 1994 Form 10-K).
10.1.3    Third Amendment dated May 1, 1995 to Employment Agreement dated as of February 25,
          1991 between All American Communications, Inc. and Anthony J. Scotti (incorporated by reference to the same numbered Exhibit to the December 31, 1994 Form 10-K).
10.2      Employment Agreement dated as of February 26, 1991 between All American
          Communications, Inc. and Myron Roth (incorporated by reference to the same numbered
          Exhibit to the December 31, 1990 Form 10-K).
10.2.1    Amendment to Employment Agreement dated as of February 26, 1991 between All American
          Communications, Inc. and Myron Roth (incorporated by reference to the same numbered
          Exhibit to the 1992 Form S-1).
10.3      Employment Agreement dated as of February 25, 1991 between All American
          Communications, Inc. and Thomas Bradshaw (incorporated by reference to the same numbered Exhibit to the December 31, 1990 Form 10-K).
10.3.1    Amendment to Employment Agreement dated as of February 25, 1991 between All American
          Communications, Inc. and Thomas Bradshaw (incorporated by reference to the same numbered Exhibit to the 1992 Form S-1).
10.4      Employment Agreement dated as of February 25, 1991 between All American
          Communications, Inc. and Benjamin J. Scotti (incorporated by reference to the same numbered Exhibit to the December 31, 1990 Form 10-K).
10.4.1    Amendment to Employment Agreement dated as of February 25, 1991 between All American
          Communications, Inc. and Benjamin J. Scotti (incorporated by reference to the same numbered Exhibit to the 1992 Form S-1).
10.5      Employment Agreement dated as of February 25, 1991 between All American
          Communications, Inc. and Sydney Vinnedge (incorporated by reference to the same numbered to the December 31, 1990 Form 10-K).
10.5.1    Amendment to Employment Agreement dated as of February 25, 1991 between All American
          Communications, Inc. and Sydney Vinnedge (incorporated by reference to the same numbered Exhibit to the 1992 Form S-1).
10.5.2    Second Amendment to Employment Agreement dated as of January 7, 1992 between All
          American Communications, Inc. and Sydney Vinnedge (incorporated by reference to the same numbered Exhibit to the Amendment No. 1 to 1992 Form S-1).
10.6      Employment Agreement, dated as of July 1, 1990, between All American Television,
          Inc. and George Back (incorporated by reference to Exhibit 10.1 of the Company's
          Quarterly Report on Form 10-K for the fiscal quarter ended June 30, 1990 (the "June
          1990 Form 10-K").
10.6.1    Second Amendment to Employment Agreement dated January 7, 1992 between All American
          Communications, Inc. and George Back (incorporated by reference to the same numbered
          Exhibit to the Amendment No. 1 to Form S-1).
10.7      Credit, Security, Guaranty and Pledge Agreement, dated as of April 13, 1995 by and among All American Communications, Inc., All American Fremantle International, Inc.,
          The Baywatch Production Company, The Baywatch Nights Production Company and Chemical
          Bank, as agent and Fronting Bank for the lenders named therein (incorporated by reference to Exhibit 10.8 of the Company's Quarterly Report on Form 10-Q for the
          quarter ended March 31, 1995 (the "March 31, 1995 Form 10-Q")).

10.7.1    Amendment No. 1 dated as of April 13, 1995 to Credit, Security, Guaranty and Pledge
          Agreement, among All American Communications, Inc., All American Fremantle
          International, Inc., The Baywatch Production Company, The Baywatch Nights Production
          Company, the guarantors named therein, and Chemical Bank, as Agent and Fronting Bank for the lenders named therein (incorporated by reference to Exhibit 10.8.1 of the
          March 31, 1995 Form 10-Q).
10.7.2    Amendment No. 2 dated as of November 13, 1995 to Credit, Security, Guaranty and
          Pledge Agreement, among All American Communications, Inc., All American Fremantle
          International, Inc., The Baywatch Production Company, The Baywatch Nights Production
          Company, the guarantors named therein, and Chemical Bank, as Agent and Fronting Bank for the lenders named therein.*
10.8      Shared Facilities and Services Agreement dated as of August 2, 1994 by and between
          All American Communications, Inc. and Fremantle International, Inc. (incorporated by reference to Exhibit 10.10 to the December 31, 1994 Form 10-K).
10.9      Registration Rights Agreement dated as of August 3. 1994 by and between All American
          Communications, Inc. and The Interpublic Group of Companies, Inc. (incorporated by reference to Exhibit 10.11 to the December 31, 1994 Form 10-K).
10.10     Option Letter, dated August 3, 1994, from The Interpublic Group of Companies, Inc.
          and Fremantle International, Inc. to All American Communications, Inc. (incorporated by reference to Exhibit 10.12 to the December 31, 1994 Form 10-K).
10.11     Exclusive License Agreement dated as of December 15, 1994 between The Baywatch
          Nights Production Company and Taurus Film & Co. (confidential treatment granted)
          (incorporated by reference to Exhibit 10.13 to the December 31, 1994 Form 10-K).
10.12     Letter Agreement dated as of June 10, 1994 to that certain Outline of Terms dated
          May 10, 1991 as amended by that certain letter dated February 16, 1993 by and between The Baywatch Nights Production Company, on the one hand, and Michael Berk,
          Douglas Schwartz and Gregory Bonann, on the other hand (incorporated by reference to
          Exhibit 10.2 to the Registrant's September 30, 1994 Form 10-Q (the "September 30,
          1994 Form 10-Q").
10.13     Standard Industrial Lease Agreement dated October 31, 1994 between All American
          Communications, Inc. and Wilshire Lincoln Properties (incorporated by reference to
          Exhibit 10.3 to the September 30, 1994 Form 10-Q).
10.14     Secured Promissory Note dated October 19, 1994 between All American Communications,
          Inc. and Thomas Bradshaw (incorporated by reference to Exhibit 10.4 to the September
          30, 1994 Form 10-Q).
10.15     Second Modification of Warrant and Warrant Agreement dated as of November 5, 1993 between All American Communications, Inc. and Jefferson Capital Group, Ltd.
          (incorporated by reference to Exhibit 10.35.2 to the 1994 Form S-1).
10.16     Office Building Lease dated December 13, 1991 for 5301 Beethoven Street, Los
          Angeles, California between All American Television Production, Inc. and Harvey
          Capital Corp. (incorporated by reference to Exhibit 10.6 to the 1992 Form S-l).
10.17     Amendment No. 1 dated April 20, 1992, Amendment No. 2 dated September 14, 1993 and
          Amendment No. 3 dated March 14, 1994, in each case, to the Office Building Lease dated December 13, 1991 for 5301 Beethoven Street, Los Angeles, California
          (incorporated by reference to Exhibit 10.40.1 to the Registrants Annual Report on
          Form 10-K for the year ended December 31, 1993) Amendment No. 4 dated October 11,
          1994 and Amendment No. 5 dated November 16, 1994 to the Office Building Lease dated
          December 13, 1991 for 5301 Beethoven Street, Los Angeles, California (incorporated by reference to Exhibit 10.19 to the December 31, 1994 Form 10-K).
10.18     Industrial-Commercial Lease dated May 28, 1991 (and amendment) for 5433 Beethoven
          Street, Los Angeles, California between The Baywatch Production Company and Jerome
          Cohen, Trustee of the Fannie Delman 1983 Trust et. al. (incorporated by reference to
          Exhibit 10.41 to the 1992 Form S-1).
10.19     Modification of Agreement of Sublease, dated as of February 8, 1993, for 875 Third
          Avenue, New York, New York between Grey Advertising, Inc. and LBS Communications,
          Inc. (incorporated by reference to Exhibit number 10.62 to the December 31, 1992
          Form 10-K).

10.20     Fiscal Agency Agreement dated October 6, 1993, between the Company and BankAmerica
          National Trust Company, as Fiscal Agent and Form of Note attached thereto as Exhibit
          A (incorporated by reference to the Exhibit 10.69 to Amendment No. 3, dated February
          4, 1994 to the 1994 Form S-1).
10.22     Lease, dated as of December 7, 1993, for 1325 Avenue of the Americas between All
          American Television, Inc. and 1325 Limited Partnership (incorporated by reference to the Exhibit 10.13 to the 1994 Form S-1).
10.23     Asset Purchase Agreement dated as of October 6, 1995 between and among Mark Goodson
          Productions, L.P., The Child's Play Company, Mark Goodson Productions, LLC, The
          Interpublic Group of Companies, Inc., the Co-Executors of the Estate of Mark Goodson
          and All American Communications, Inc. (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated October 12, 1995 (the "Form 8-K")).
10.24     License Agreement between Mark Goodson Productions, LLC and All American Goodson,
          Inc, dated as of October 6, 1995 (incorporated by reference to Exhibit 10.3 to the
          Form 8-K).
10.25     Network License Agreement between All American Goodson, Inc. and Interpublic Game
          Shows, Inc, dated as of October 6, 1995 (incorporated by reference to Exhibit 10.2 to the Form 8-K).
10.26     Operating Agreement between All American Communications, Inc. and All American
          Goodson, Inc. dated as of October 6, 1995 (incorporated by reference to Exhibit 10.5 to the Form 8-K).
10.27     Amended and Restated Operating Agreement among All American Communications, Inc.,
          All American Goodson, Inc., The Interpublic Group of Companies, Inc. and Infoplan
          International, Inc., dated as of October 6, 1995 (incorporated by reference to
          Exhibit 10.6 to the Form 8-K).
10.28     Network Production Agreement between Interpublic Game Shows, Inc. and TPIR LLC, dated as of October 6, 1995 (incorporated by reference to Exhibit 10.4 to the Form
          8-K).
10.29     Option Agreement, dated as of October 6, 1995 by and between All American
          Communications, Inc., All American Goodson, Inc., The Interpublic Group of
          Companies, Inc. and Infoplan International, Inc.*
10.30     Agreement dated as of May 1, 1995 between USA NETWORKS and All American Television.*
10.31     Intercreditor Agreement dated as of October 6, 1995 among Chemical Bank, The
          Interpublic Group of Companies, Inc., All American Goodson, Inc., All American
          Communications, Inc., All American Fremantle II, Inc., All American Television II,
          Inc., and Mark Goodson Productions, LLC.*
10.32     All American Fremantle II, Inc. Guaranty dated November 20, 1995.*
10.33     All American Goodson, Inc. Guaranty dated November 20, 1995.*
10.34     All American Television II, Inc. Guaranty dated November 20, 1995.*
10.35     General Security Agreement [All American Fremantle II, Inc.] dated as of November
          20, 1995.*
10.36     General Security Agreement [All American Goodson, Inc.] dated as of November 20,
          1995.*
10.37     General Security Agreement [All American Television II, Inc.] dated as of November
          20, 1995.*
10.38     Pledge Agreement dated as of November 20, 1995 by and between All American
          Communications, Inc. and The Interpublic Group of Companies, Inc.*
10.39     Pledge Agreement dated as of November 20, 1995 by and between All American
          Fremantle, Inc. and The Interpublic Group of Companies, Inc.*
10.40     Pledge Agreement dated as of November 20, 1995 by and between All American Goodson,
          Inc. and The Interpublic Group of Companies, Inc.*
10.41     Pledge Agreement dated as of November 20, 1995 by and between All American
          Television, Inc. and The Interpublic Group of Companies, Inc.*
11        Statement re Computation of Per Share Earnings (incorporated by reference to the same numbered exhibit to the December 31, 1994 Form 10-K).
11.1      Statement re Computation of Per Share Earnings -- Pro Forma Information, Nine Months
          Ended September 30, 1995.
11.2      Statement re Computation of Per Share Earnings -- Pro Forma Information, Year Ended
          December 31, 1994.

11.3      Statement re Computation of Per Share Earnings -- Pro Forma Information, Nine Months
          Ended September 30, 1994.
23.1      Consent of Ernst & Young LLP.
23.2      Consent of Coopers & Lybrand, L.L.P.
23.3      Consent of Kaye, Scholer, Fierman, Hays & Handler (included in Exhibit 5.1).
24.1      Power of Attorney (previously filed).


---------------
* Previously filed.

ITEM 17.  UNDERTAKINGS

     Insofar as indemnification for liabilities arising under Securities Act of 1933, as amended (the "Securities Act"), may be permitted as to directors, officers, and controlling persons of the Registrant pursuant to the provisions described in Item 15 or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes:

     A. To file during any period in which offers or sales are being made, a post-effective amendment to the registration statement: (1) to include any prospectus required by Section 10(a)(3) of the Securities Act; (2) to reflect in the prospectus any fact or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; (3) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     B. That, for the purpose of determining liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of securities at that time shall be deemed to be the initial bona fide offering thereof.

     C. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     D. That: (1) for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus as filed as part of the registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective, and (2) for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Amendment No. 3 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Monica, State of California, on December 11, 1995.


                                          ALL AMERICAN COMMUNICATIONS, INC.,

                                          By: /s/ THOMAS BRADSHAW

                                            ------------------------------------
                                            Thomas Bradshaw
                                            Chief Financial Officer


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 3 to Registration Statement has been signed by the following persons in the capacities and on the date indicated:



                SIGNATURE                               TITLE                      DATE
                ---------                               -----                      ----
                        *                   Chairman of the Board            December 11, 1995
------------------------------------------  Chief Executive Officer
Anthony J. Scotti                           (principal executive officer)

/s/  THOMAS BRADSHAW                        Director, Chief Financial        December 11, 1995
------------------------------------------  Officer and Treasurer
Thomas Bradshaw                             (principal financial officer
                                            and principal accounting
                                            officer)

                        *                   Director                         December 11, 1995
------------------------------------------
Eugene P. Beard

                        *                   Director                         December 11, 1995
------------------------------------------
Lawrence E. Lamattina

                        *                   Director                         December 11, 1995
------------------------------------------
Gordon Luce

                        *                   Director                         December 11, 1995
------------------------------------------
R. Timothy O'Donnell

                                            Director
------------------------------------------
David A. Mount

                        *                   Director                         December 11, 1995
------------------------------------------
Myron I. Roth

                        *                   Director                         December 11, 1995
------------------------------------------
Benjamin J. Scotti

                        *                   Director                         December 11, 1995
------------------------------------------
Sydney D. Vinnedge

*By: /s/  THOMAS BRADSHAW
     -------------------------------------
     Thomas Bradshaw
     Attorney-in-Fact

                               INDEX TO EXHIBITS


                                                                                     SEQUENTIALLY
EXHIBIT                                                                                NUMBERED
NUMBER                                    DESCRIPTION                                    PAGE
------                                    -----------                                ------------
  1.1      Form of Underwriting Agreement.*
  2.1      Agreement dated as of June 30, 1994 as amended and restated as of August
           3, 1994 by and among the Company, Fremantle International, Inc. and The
           Interpublic Group of Companies, Inc. (incorporated by reference to
           Exhibit 99.2 of the Company's Form 8-K/A dated August 3, 1994).
  3.1      Restated Certificate of Incorporation of the Registrant filed on February
           25, 1991 with the Secretary of State of the State of Delaware
           (incorporated by reference to the same numbered Exhibit to the March 1991
           Form 10-Q).
  3.2      Restated Bylaws of the Registrant dated February 25, 1991 (incorporated by reference to the same numbered Exhibit to the March 1991 Form 10-Q).
  3.3      Certificate of Designations, Preferences and Relative, Participating,
           Optional or Other Special Rights of Series A Convertible Preferred Stock
           of the Company filed on February 25, 1991 with the Secretary of State of the State of Delaware (incorporated by reference to the same numbered
           Exhibit to the March 1991 Form 10-Q).
  3.4      Certificate of Amendment to Restated Certificate of Incorporation of the
           Registrant filed on March 20, 1992 with the Secretary of State of the
           State of Delaware (incorporated by reference to the same numbered Exhibit to the Registrant's Amendment No. I to Form S-1 Registration Statement
           filed with the Securities and Exchange Commission on April 3, 1992 (the
           "Amendment No. I to Form S-1")).
  3.5      Certificate of the Voting Powers, Designations, Preferences, Rights,
           Qualifications, Limitations and Restrictions of the Series B Convertible
           Preferred Stock of the Company filed on August 2, 1994 with the Secretary of State of the State of Delaware (incorporated by reference to Exhibit
           3.1 to the Registrants' June 30, 1994 Form 10-Q (the "June 30, 1994 Form
           10-Q").
  4.1      Specimen Certificate for Common Stock (incorporated by reference to the same numbered Exhibit to the Amendment No. 1 to Form S-l).
  4.2      1994 Stock Incentive Plan (incorporated by reference to the same numbered
           Exhibit to the June 30, 1994 Form 10-Q).
  5.1      Opinion of Kaye, Scholer, Fierman, Hays & Handler.*
  9.1      Shareholders Voting Agreement dated August 3, 1994 between The
           Interpublic Group of Companies, Inc. the Company and certain of the
           Companies shareholders (incorporated by reference to the same numbered
           Exhibit to the June 30, 1994 Form 10-Q).
  9.2      Shareholders Agreement dated as of February 25, 1991 between the Company,
           Anthony J. Scotti, Benjamin J. Scotti, Thomas Bradshaw, Myron Roth,
           Sydney D. Vinnedge, George Back and Joseph E. Kovacs (incorporated by reference to the same numbered Exhibit to the December 31, 1990 Form
           10-K).
 10.1      Employment Agreement dated as of February 25, 1991 between All American
           Communications, Inc. and Anthony J. Scotti (incorporated by reference to the same numbered Exhibit to the December 31, 1990 Form 10-K).
 10.1.1    Amendment to Employment Agreement dated as of February 25,1991 between
           All American Communications, Inc. and Anthony J. Scotti (incorporated by reference to the same numbered Exhibit to the Registrant's Form S-1
           Registration Statement filed with the Securities and Exchange Commission on January 27, 1992 as thereafter amended and declared effective on May
           7, 1992 (the "1992 Form S-1")).

                                                                                     SEQUENTIALLY
EXHIBIT                                                                                NUMBERED
NUMBER                                    DESCRIPTION                                    PAGE
------     ------------------------------------------------------------------------- ------------
10.1.2     Second Amendment to Employment Agreement dated as of February 25, 1991 between All American Communications, Inc. and Anthony J. Scotti
           (incorporated by reference to the same numbered Exhibit to the December
           31, 1994 Form 10-K).
10.1.3     Third Amendment dated May 1, 1995 to Employment Agreement dated as of
           February 25, 1991 between All American Communications, Inc. and Anthony
           J. Scotti (incorporated by reference to the same numbered Exhibit to the
           December 31, 1994 Form 10-K).
 10.2      Employment Agreement dated as of February 26, 1991 between All American
           Communications, Inc. and Myron Roth (incorporated by reference to the same numbered Exhibit to the December 31, 1990 Form 10-K).
10.2.1     Amendment to Employment Agreement dated as of February 26, 1991 between
           All American Communications, Inc. and Myron Roth (incorporated by reference to the same numbered Exhibit to the 1992 Form S-1).
 10.3      Employment Agreement dated as of February 25, 1991 between All American
           Communications, Inc. and Thomas Bradshaw (incorporated by reference to the same numbered Exhibit to the December 31, 1990 Form 10-K).
10.3.1     Amendment to Employment Agreement dated as of February 25, 1991 between
           All American Communications, Inc. and Thomas Bradshaw (incorporated by reference to the same numbered Exhibit to the 1992 Form S-1).
 10.4      Employment Agreement dated as of February 25, 1991 between All American
           Communications, Inc. and Benjamin J. Scotti (incorporated by reference to the same numbered Exhibit to the December 31, 1990 Form 10-K).
10.4.1.    Amendment to Employment Agreement dated as of February 25, 1991 between
           All American Communications, Inc. and Benjamin J. Scotti (incorporated by reference to the same numbered Exhibit to the 1992 Form S-1).
 10.5      Employment Agreement dated as of February 25, 1991 between All American
           Communications, Inc. and Sydney Vinnedge (incorporated by reference to the same numbered to the December 31, 1990 Form 10-K).
10.5.1     Amendment to Employment Agreement dated as of February 25, 1991 between
           All American Communications, Inc. and Sydney Vinnedge (incorporated by reference to the same numbered Exhibit to the 1992 Form S-1).
10.5.2     Second Amendment to Employment Agreement dated as of January 7, 1992 between All American Communications, Inc. and Sydney Vinnedge
           (incorporated by reference to the same numbered Exhibit to the Amendment
           No. 1 to 1992 Form S-1).
 10.6      Employment Agreement, dated as of July 1, 1990, between All American
           Television, Inc. and George Back (incorporated by reference to Exhibit
           10.1 of the Company's Quarterly Report on Form 10-K for the fiscal quarter ended June 30, 1990 (the "June 1990 Form 10-K").
10.6.1     Second Amendment to Employment Agreement dated January 7, 1992 between
           All American Communications, Inc. and George Back (incorporated by reference to the same numbered Exhibit to the Amendment No. 1 to Form
           S-1).
 10.7      Credit, Security, Guaranty and Pledge Agreement, dated as of April 13,
           1995 by and among All American Communications, Inc., All American
           Fremantle International, Inc., The Baywatch Production Company, The
           Baywatch Nights Production Company and Chemical Bank, as agent and
           Fronting Bank for the lenders named therein (incorporated by reference to
           Exhibit 10.8 of the Company's Quarterly Report on Form 10-Q for the
           quarter ended March 31, 1995 (the "March 31, 1995 Form 10-Q")).

                                                                                     SEQUENTIALLY
EXHIBIT                                                                                NUMBERED
NUMBER                                    DESCRIPTION                                    PAGE
------     ------------------------------------------------------------------------- ------------
10.7.1     Amendment No. 1 dated as of April 13, 1995 to Credit, Security, Guaranty and Pledge Agreement, among All American Communications, Inc., All
           American Fremantle International, Inc., The Baywatch Production Company,
           The Baywatch Nights Production Company, the guarantors named therein, and
           Chemical Bank, as Agent and Fronting Bank for the lenders named therein
           (incorporated by reference to Exhibit 10.8.1 of the March 31, 1995 Form
           10-Q).
10.7.2     Amendment No. 2 dated as of November 13, 1995 to Credit, Security,
           Guaranty and Pledge Agreement, among All American Communications, Inc.,
           All American Fremantle International, Inc., The Baywatch Production
           Company, The Baywatch Nights Production Company, the guarantors named therein, and Chemical Bank, as Agent and Fronting Bank for the lenders named therein.*
 10.8      Shared Facilities and Services Agreement dated as of August 2, 1994 by and between All American Communications, Inc. and Fremantle
           International, Inc. (incorporated by reference to Exhibit 10.10 to the
           December 31, 1994 Form 10-K).
 10.9      Registration Rights Agreement dated as of August 3. 1994 by and between
           All American Communications, Inc. and The Interpublic Group of Companies,
           Inc. (incorporated by reference to Exhibit 10.11 to the December 31, 1994
           Form 10-K).
 10.10     Option Letter, dated August 3, 1994, from The Interpublic Group of
           Companies, Inc. and Fremantle International, Inc. to All American
           Communications, Inc. (incorporated by reference to Exhibit 10.12 to the
           December 31, 1994 Form 10-K).
 10.11     Exclusive License Agreement dated as of December 15, 1994 between The
           Baywatch Nights Production Company and Taurus Film & Co. (confidential treatment granted) (incorporated by reference to Exhibit 10.13 to the
           December 31, 1994 Form 10-K).
 10.12     Letter Agreement dated as of June 10, 1994 to that certain Outline of
           Terms dated May 10, 1991 as amended by that certain letter dated February
           16, 1993 by and between The Baywatch Nights Production Company, on the one hand, and Michael Berk, Douglas Schwartz and Gregory Bonann, on the
           other hand (incorporated by reference to Exhibit 10.2 to the Registrant's
           September 30, 1994 Form 10-Q (the "September 30, 1994 Form 10-Q").
 10.13     Standard Industrial Lease Agreement dated October 31, 1994 between All
           American Communications, Inc. and Wilshire Lincoln Properties
           (incorporated by reference to Exhibit 10.3 to the September 30, 1994 Form
           10-Q).
 10.14     Secured Promissory Note dated October 19, 1994 between All American
           Communications, Inc. and Thomas Bradshaw (incorporated by reference to
           Exhibit 10.4 to the September 30, 1994 Form 10-Q).
 10.15     Second Modification of Warrant and Warrant Agreement dated as of November
           5, 1993 between All American Communications, Inc. and Jefferson Capital
           Group, Ltd. (incorporated by reference to Exhibit 10.35.2 to the 1994
           Form S-1).
 10.16     Office Building Lease dated December 13, 1991 for 5301 Beethoven Street,
           Los Angeles, California between All American Television Production, Inc.
           and Harvey Capital Corp. (incorporated by reference to Exhibit 10.6 to the 1992 Form S-l).

                                                                                     SEQUENTIALLY
EXHIBIT                                                                                NUMBERED
NUMBER                                    DESCRIPTION                                    PAGE
------     ------------------------------------------------------------------------- ------------
 10.17     Amendment No. 1 dated April 20, 1992, Amendment No. 2 dated September 14,
           1993 and Amendment No. 3 dated March 14, 1994, in each case, to the
           Office Building Lease dated December 13, 1991 for 5301 Beethoven Street,
           Los Angeles, California (incorporated by reference to Exhibit 10.40.1 to the Registrants Annual Report on Form 10-K for the year ended December
           31, 1993) Amendment No. 4 dated October 11, 1994 and Amendment No. 5 dated November 16, 1994 to the Office Building Lease dated December 13,
           1991 for 5301 Beethoven Street, Los Angeles, California (incorporated by reference to Exhibit 10.19 to the December 31, 1994 Form 10-K).
 10.18     Industrial-Commercial Lease dated May 28, 1991 (and amendment) for 5433
           Beethoven Street, Los Angeles, California between The Baywatch Production
           Company and Jerome Cohen, Trustee of the Fannie Delman 1983 Trust et. al.
           (incorporated by reference to Exhibit 10.41 to the 1992 Form S-1).
 10.19     Modification of Agreement of Sublease, dated as of February 8, 1993, for
           875 Third Avenue, New York, New York between Grey Advertising, Inc. and
           LBS Communications, Inc. (incorporated by reference to Exhibit number
           10.62 to the December 31, 1992 Form 10-K).
 10.20     Fiscal Agency Agreement dated October 6, 1993, between the Company and
           BankAmerica National Trust Company, as Fiscal Agent and Form of Note
           attached thereto as Exhibit A (incorporated by reference to the Exhibit
           10.69 to Amendment No. 3, dated February 4, 1994 to the 1994 Form S-1).
 10.22     Lease, dated as of December 7, 1993, for 1325 Avenue of the Americas
           between All American Television, Inc. and 1325 Limited Partnership
           (incorporated by reference to the Exhibit 10.13 to the 1994 Form S-1).
 10.23     Asset Purchase Agreement dated as of October 6, 1995 between and among
           Mark Goodson Productions, L.P., The Child's Play Company, Mark Goodson
           Productions, LLC, The Interpublic Group of Companies, Inc., the
           Co-Executors of the Estate of Mark Goodson and All American
           Communications, Inc. (incorporated by reference to Exhibit 10.1 to the
           Company's Current Report on Form 8-K dated October 12, 1995 (the "Form
           8-K")).
 10.24     License Agreement between Mark Goodson Productions, LLC and All American
           Goodson, Inc, dated as of October 6, 1995 (incorporated by reference to
           Exhibit 10.3 to the Form 8-K).
 10.25     Network License Agreement between All American Goodson, Inc. and
           Interpublic Game Shows, Inc, dated as of October 6, 1995 (incorporated by reference to Exhibit 10.2 to the Form 8-K).
 10.26     Operating Agreement between All American Communications, Inc. and All
           American Goodson, Inc. dated as of October 6, 1995 (incorporated by reference to Exhibit 10.5 to the Form 8-K).
 10.27     Amended and Restated Operating Agreement among All American
           Communications, Inc., All American Goodson, Inc., The Interpublic Group
           of Companies, Inc. and Infoplan International, Inc., dated as of October
           6, 1995 (incorporated by reference to Exhibit 10.6 to the Form 8-K).
 10.28     Network Production Agreement between Interpublic Game Shows, Inc. and
           TPIR LLC, dated as of October 6, 1995 (incorporated by reference to
           Exhibit 10.4 to the Form 8-K).

                                                                                     SEQUENTIALLY
EXHIBIT                                                                                NUMBERED
NUMBER                                    DESCRIPTION                                    PAGE
------                                    -----------                                ------------

 10.29     Option Agreement, dated as of October 6, 1995 by and between All American
           Communications, Inc., All American Goodson, Inc., The Interpublic Group
           of Companies, Inc. and Infoplan International, Inc.*
 10.30     Agreement dated as of May 1, 1995 between USA NETWORKS and All American
           Television.*
 10.31     Intercreditor Agreement dated as of October 6, 1995 among Chemical Bank,
           The Interpublic Group of Companies, Inc., All American Goodson, Inc., All
           American Communications, Inc., All American Fremantle II, Inc., All
           American Television II, Inc., and Mark Goodson Productions, LLC.*
 10.32     All American Fremantle II, Inc. Guaranty dated November 20, 1995.*
 10.33     All American Goodson, Inc. Guaranty dated November 20, 1995.*
 10.34     All American Television II, Inc. Guaranty dated November 20, 1995.*
 10.35     General Security Agreement [All American Fremantle II, Inc.] dated as of
           November 20, 1995.*
 10.36     General Security Agreement [All American Goodson, Inc.] dated as of
           November 20, 1995.*
 10.37     General Security Agreement [All American Television II, Inc.] dated as of
           November 20, 1995.*
 10.38     Pledge Agreement dated November 20, 1995 by and between All American
           Communications, Inc. and The Interpublic Group of Companies, Inc.*
 10.39     Pledge Agreement dated as of November 20, 1995 by and between All
           American Fremantle, Inc. and The Interpublic Group of Companies, Inc.*
 10.40     Pledge Agreement dated as of November 20, 1995 by and between All
           American Goodson, Inc. and The Interpublic Group of Companies, Inc.*
 10.41     Pledge Agreement dated as of November 20, 1995 by and between All
           American Television, Inc. and The Interpublic Group of Companies, Inc.*
 11        Statement re Computation of Per Share Earnings (incorporated by reference to the same numbered exhibit to the December 31, 1994 Form 10-K).
 11.1      Statement re Computation of Per Share Earnings -- Pro Forma Information,
           Nine Months Ended September 30, 1995.
 11.2      Statement re Computation of Per Share Earnings -- Pro Forma Information,
           Year Ended December 31, 1994.
 11.3      Statement re Computation of Per Share Earnings -- Pro Forma Information,
           Nine Months Ended September 30, 1994.
 23.1      Consent of Ernst & Young LLP.
 23.2      Consent of Coopers & Lybrand, L.L.P.
 23.3      Consent of Kaye, Scholer, Fierman, Hays & Handler (included in Exhibit
           5.1).
 24.1      Power of Attorney (previously filed).


---------------
* Previously filed.